    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON _________, 2002.
                                                          REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                     INTEGRATED ALARM SERVICES GROUP, INC.
               (Exact name of registrant as specified in charter)

              Delaware                                7382                           52-2379321
  (State or other jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
   incorporation or organization)          Classification Code Number)         Identification Number)

                              --------------------

                               One Capital Center
                                 99 Pine Street
                                    5th Floor
                             Albany, New York 12207
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                Timothy M. McGinn
                           Co-Chief Executive Officer
                               One Capital Center
                                 99 Pine Street
                                    5th Floor
                             Albany, New York 12207
                                 (518) 449-5131
                              (518) 449-4894 (FAX)
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------
                                   COPIES TO:

                             Arthur S. Marcus, Esq.
                          Gersten, Savage, Kaplowitz,
                               Wolf & Marcus, LLP
                       101 East 52nd Street -- 9th Floor
                            New York, New York 10022
                                 (212) 752-9700
                              (212) 813-9768 (FAX)

                              --------------------

   Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                                 (Cover continued on next page)

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                         Proposed Maximum      Proposed Maximum
                Title of Each Class of                  Amount to be         Offering             Aggregate            Amount of
              Securities to be Registered                Registered     Price Per Security    Offering Price (1)   Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common stock of the registrant, par value $.001 per
  share (2)(3).......................................    11,500,000           $ 11.00            $126,500,000         $11,638.00
-----------------------------------------------------------------------------------------------------------------------------------
Representative's Warrants ...........................     1,000,000           $0.0001            $        100                  0(4)
-----------------------------------------------------------------------------------------------------------------------------------
Common stock of the registrant issuable upon the
  exercise of Representative's Warrants (4)..........     1,000,000           $ 13.20            $ 13,200,000         $ 1,214.40
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock underlying selling shareholders'
  Convertible Notes..................................       733,333           $ 11.00            $  8,066,663         $   742.13
-----------------------------------------------------------------------------------------------------------------------------------
Total ...............................................                                                                 $13,594,53
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2) Calculated based upon estimate of proposed maximum aggregate offering price in accordance with Rule 457(a), based upon the high point of a range of $9.00 to $11.00 per share.
(3) Includes shares of Common Stock subject to an option granted to the underwriters solely to cover over-allotments, if any.
(4) None, pursuant to Rule 457(g).

                                EXPLANATORY NOTE

   This Registration Statement contains two forms of prospectus: one to be used in connection with an offering of 10,000,000 shares of our Common Stock (the "Prospectus") and one to be used in connection with the potential resale of an aggregate of 733,333 shares of Common Stock by certain selling stockholders (the "Selling Stockholder Prospectus"). The Prospectus and Selling Stockholder Prospectus will be identical in all respects except for the alternate pages for the Selling Stockholder Prospectus included herein which are labeled "Alternate Page for Selling Stockholder Prospectus."

   McGinn, Smith & Co., Inc. is acting as an underwriter in this offering. Timothy M. McGinn, our Co-Chief Executive Officer and a principal stockholder director is Chairman of the Board and an executive officer of McGinn, Smith & Co., Inc. In addition, David L. Smith, a director and principal stockholder is the President and a director of McGinn, Smith & Co., Inc. Accordingly, the offering is subject to the provisions of Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. See "Underwriting".

                     SUBJECT TO COMPLETION, _________, 2002


                               10,000,000 SHARES

                     INTEGRATED ALARM SERVICES GROUP, INC.

                                  COMMON STOCK


                                ----------------


   This is an initial public offering and all of the shares of Common Stock are being sold by us. We expect the price to be between $9.00 and $11.00 per share.

   We are a fully integrated security company servicing the needs of security alarm dealers and monitoring companies. We provide security alarm monitoring services for residences and businesses. In addition, we act as a principal and advance capital to alarm dealers and monitoring companies.

   Prior to this offering, there has been no public market for our Common Stock. We have applied for listing of our Common Stock on the Nasdaq National Market under the symbol "IASG".


                                ----------------


   INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE ___.

                                ----------------

                                                         Per
                                                        Share          Total
                                                        -----          -----
      Public offering price ......................   $              $
      Underwriting discounts and commissions .....   $              $
      Proceeds, before expenses, to us ...........   $              $

---------------
(1) Before deduction of our costs related to this offering, estimated at $350,000.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   We have granted the underwriters an option to purchase up to an additional 1,500,000 shares of our Common Stock at the public offering price to cover over-allotments, if any.

   The underwriters expect to deliver the shares to purchasers on or about _________, 2002.

                                ----------------

                           McGINN, SMITH & CO., INC.


The date of this Prospectus is , 2002.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Risk Factors ............................................................      6
Special Note Regarding Forward-Looking Statements .......................     10
Use of Proceeds .........................................................     11
Dividend Policy .........................................................     12
Capitalization ..........................................................     12
Dilution ................................................................     12
Selected Financial Data .................................................     14
Pro Forma Financial Statements ..........................................     15
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     23
Business ................................................................     34
Management ..............................................................     46
Certain Relationships and Related Transactions ..........................     51
Principal Stockholders ..................................................     52
Description of Securities ...............................................     53
Shares Eligible for Future Sale .........................................     54
Underwriting ............................................................     56
Concurrent Registration of Common Stock .................................
Legal Matters ...........................................................     58
Experts .................................................................     58
Where You Can Find More Information .....................................     58
Index to Combined Financial Statements ..................................    F-1
Report of Independent Accountants for Integrated Alarm Services Group,
  Inc....................................................................    F-3
Financial Statements for Integrated Alarm Services Group, Inc. ..........    F-4
Report of Independent Accountants for KC Acquisition Corporation and
  Subsidiaries...........................................................
Combined Financial Statements for KC Acquisition Corporation and
  Subsidiaries...........................................................
Report of Independent Accountants for Integrated Alarm Services, Inc.
  and Affiliates.........................................................
Combined Financial Statements for Integrated Alarm Services, Inc. and
  Affiliates.............................................................

The trademark or trade names referred to in this prospectus are the property of their respective owners.

                               Prospectus Summary

   The following summary is qualified in its entirety by reference to the more detailed information and combined financial statements appearing elsewhere in this prospectus. In this prospectus, "we", "us", and "our" refer to Integrated Alarm Services Group, Inc. and our wholly owned subsidiaries, which include Integrated Alarm Services, Inc. and Criticom International Corporation, unless the context requires otherwise.

                                    BUSINESS

                     INTEGRATED ALARM SERVICES GROUP, INC.

   We supply a broad range of services to independent security alarm dealers, which we refer to as "Dealers", to allow them to effectively compete in the residential and commercial security alarm market. Our services include state-of-the-art wholesale alarm monitoring and financing solutions, including purchasing Dealers' alarm monitoring contracts for our own portfolio and providing loans to Dealers collateralized by those alarm monitoring contracts. We also provide support for our Dealers including billing, collection, marketing and access to equipment discount programs. We believe our package of services allows Dealers to compete against self-monitoring national providers in the security alarm market by giving them access to technical sophistication, alarm monitoring contract acquisition, financing, back office and other services that they would not otherwise have, while allowing them to remain the local and visible contact with their customer, the end-user of the alarm. To our Dealers, we provide an integrated solution to their alarm business needs.

   We are the largest wholesale alarm monitoring company in the United States, monitoring approximately 500,000 alarm systems on behalf of approximately 5,000 Dealers. Our alarm monitoring service is provided through three state-of-the-art, redundant alarm monitoring centers located in New Jersey, Minnesota and California. Our operators respond to approximately 500,000 alarm activations monthly. Since 1993, we have provided financing to the alarm industry in the form of loans or the purchase of alarm monitoring contracts which totaled approximately $350 million. We currently hold approximately 48,000 alarm monitoring contracts in our portfolio.

   We believe that our package of services is essential to the growth and success of our Dealers. First, we provide financing capital to Dealers, allowing them to grow and more effectively compete with larger competitors particularly when competitive forces require that the initial price of equipment and installation to the end-user is less than Dealer cost. Second, we provide Dealers access to technical sophistication and back office services that they would not otherwise have, while allowing them to maintain visible contact with their local end-users of the alarm. Our alarm monitoring contract acquisition and financing solutions and monitoring services complement one another and drive growth in other areas of our business.

   In addition, we generally require Dealers to whom we provide contract acquisition and financing to use our monitoring services for all of the alarm monitoring contracts they continue to own. We typically require these Dealers to use our billing and collection services, enabling us to gain an additional level of control over the reliability of the alarm monitoring contracts' cash flows. This places us in a unique position to minimize alarm monitoring contract attrition because we can control the quality of the monitoring, billing and collection and, to a significant extent, Dealer interaction with the end-user.

Our Industry

   The electronic security alarm industry is characterized by a large number of privately owned companies involved in security alarm sales, installation, repair and monitoring. Taken together, these 10,000 to 12,000 Dealers have a nationwide presence and represent approximately 75% of the total market. We target the needs of this nationwide market of Dealers and the opportunities that they represent.

   According to Security Distributing and Marketing ("SDM"), the United States security industry has grown from $8.8 billion in revenues in 1989 to $19.2 billion in revenues in 2001, which is a compound annual growth rate of 7.4%. This market is expected to grow at a rate of 6.4% annually over the next several years, according to the Central Station Alarm Association. In 2001, according to SDM, $4.2 billion or 22% of the overall security market was directly related to the monitoring component of security alarm systems. The remainder of the market was primarily residential and commercial security systems sales and installations, accounting for $12.1 billion in 2001. The sale and installation of security systems is the core business of the Dealers to whom we provide service.

   We estimate that our target market in the monitoring portion of the security market was approximately $3.2 billion in 2001.

GROWTH INITIATIVES

 Acquisition of Alarm Monitoring Contracts

   We intend to expand our acquisition and financing of alarm monitoring contracts.

 Building Additional Wholesale Monitoring Relationships with Dealers

   We intend to expand the number of our Dealer relationships through both acquisitions and internally generated growth.

 Cross Selling Opportunities

   We believe we will have opportunities to provide financing solutions to the Dealers who use our monitoring services as well as provide administrative services such as billing and collection.

 New Business Opportunities

   We believe opportunities exist to leverage our existing infrastructure to expand our penetration in emerging applications such as global positioning systems, video monitoring, personal emergency response services and telemedicine.

History

   We were formed as King Central, Inc. ("King") in 1985 in the State of New Jersey. In 1986, Thomas J. Few, Jr. our Co-Chief Executive Officer, joined King as Executive Vice President and Chief Operating Officer and acquired 20% of King's capital stock. In January 1998, as part of a reorganization of King, Mr. Few's ownership was increased to 80% and the remaining 20% was acquired by Timothy M. McGinn, our other Co-Chief Executive Officer, and David L. Smith, a director. At such time, we changed our name to KC Acquisition Corp. ("KC").

   In September 2002, KC acquired all of the capital stock of Criticom International Corporation ("Criticom"), which did business as International Dispatch Center ("IDC") in exchange for $1 million, 684,753 shares of our Common Stock and a contingent payment of 263,000 shares of our Common Stock tied to Criticom's financial performance. Curtis Quady, our President was the President, Chief Executive Officer and Principal Stockholder of Criticom.

   In connection with the Criticom transaction, KC also acquired a 2.055% interest in Royal Thoughts, LLC, a Minnesota limited liability company whose primary assets include various intellectual properties. We believe that by virtue of our membership position in Royal Thoughts, LLC, we will have the ability to participate in emerging technologies in many markets which would bring us additional competitive advantage, revenue and value. In consideration for the 2.055% interest in Royal Thoughts, LLC, KC delivered a promissory note in the amount of $685,000 to Royal Thoughts, LLC. In addition, Criticom owns a 2.970% interest in Royal Thoughts, LLC.

   M&S Partners, a New York general partnership equally owned by David Smith and Timothy McGinn began to acquire portfolios of alarm monitoring contracts from Dealers in 1992. These two majority shareholders acquired these alarm monitoring contracts in leveraged trust entities which portfolios ultimately were aggregated into forty-three Grantor Trusts ("Trusts") in which they were the beneficiaries. We also acquired alarm monitoring contracts in two newly formed limited liability companies (Guardian Group LLC and Payne Security LLC) which are principally owned by Mr. McGinn and Mr. Smith. They bundled those alarm monitoring contracts and sold them as Trust Certificates collateralized by the underlying alarm monitoring contracts and their Recurring Monthly Revenue.

   Between March and November 2002, Integrated Alarm Services, Inc., a company that was controlled by Timothy L. McGinn and David L. Smith, offered certain holders of the Trust Certificates in the aggregate principal amount of approximately $37 million, the right to exchange such certificates for promissory notes of Integrated Alarm Services, Inc. and those Trusts upon completion of such exchange will cease to exist. In November 2002, Integrated Alarm Services, Inc. entered into a merger with us whereby we were the surviving company.

   All the alarm monitoring contracts and their Recurring Monthly Revenues, which collateralized the Trusts, are now assets of ours. Palisades Group LLC ("Palisades"), an entity owned by Mr. Few and First Integrated Capital Corporation, a financial services firm, which is majority owned by Mr. McGinn and Mr. Smith, was the owner of many of the alarm monitoring contracts underlying the Trusts. Immediately prior to the offering, Palisades exchanged all of its ownership interests for our stock, and distributed such stock to its shareholders, Mr. Few and First Integrated Capital Corporation. Upon such distribution, Palisades was liquidated. The underlying alarm monitoring contracts are now an asset of ours. In the mergers with Integrated Alarm Services, Inc. and Palisades we issued an aggregate of 3,897,530 shares of our common stock.

   In June 1999, KC acquired all of the assets and assumed certain liabilities of International Dispatch, Inc., a monitoring call center in Santa Fe Springs, California in exchange for approximately $3.2 million. In May 2000, KC acquired 99% of the capital stock of Monital Signal Corporation ("Monital") in exchange for approximately $10.7 million. Monital located in Manasquan, New Jersey was KC's largest competitor in the Northeast, United States. In October 2001, KC acquired Custom Design Security ("CDS"), an independent wholesale alarm monitoring company which services the Western and Central Regions of Florida, in exchange for approximately $1.2 million. In January 2002, KC acquired certain assets of RTC Alarm Monitoring Services, a large alarm monitoring call center in California, in exchange for $5.1 million.

   Morlyn Financial Group LLC ("Morlyn") was founded in May 2000 to assist Dealers who were interested in selling their retail portfolios to Integrated Alarm Services, Inc. Morlyn provides due diligence and other related services for Integrated Alarm Services, Inc. and also earns fees from Dealers by providing billing services.

   In November 2002, we changed our name to Integrated Alarms Services Group, Inc. and reincorporated in the State of Delaware.

   Our corporate structure is illustrated below:

                  Integrated Alarm Services Group, Inc. (Del.)

 Criticom International  Monital Signal    Morlyn Financial   Payne Security    Integrated Alarm
      Corporation             Corp.           Group, LLC        Group, LLC       Services, Inc.

Our Principal Offices

   Our principal offices are located at One Capital Center, 99 Pine Street, 5th Floor, Albany, New York 12207 and our telephone number is (518) 449-5131. Our Internet site address is www.KingCentral.com. Information contained on our Internet site is not incorporated by reference into this prospectus and you should not consider information contained on our Internet site to be a part of this prospectus.

                                  The Offering


Overview

Common stock offered by us. . . . . . . . .   10,000,000 shares

Common stock to be outstanding after
 this offering  . . . . . . . . . . . . . .   17,000,000 shares

Use of proceeds . . . . . . . . . . . . . .   We expect to use the net
                                              proceeds from this offering to
                                              repay debt, to purchase
                                              portfolios of alarm monitoring
                                              contracts from Dealers, to
                                              market our services, for
                                              potential acquisitions of
                                              complementary businesses and for
                                              general corporate purposes,
                                              including working capital. See
                                              "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

   The following table presents a summary of our financial and operating data. You should read this summary financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes.

                                                      Year ended December 31,                  Six months ended
                                             -----------------------------------------    --------------------------
                                                                                           June 30,       June 30,
                                                                                             2001           2002
                                                 1999           2000           2001        unaudited      unaudited
                                             -----------    ------------   -----------    -----------   ------------
Combined statement of operations data:(1)
Revenue ..................................   $12,721,583    $ 18,774,517   $20,569,037    $ 9,760,427   $ 10,989,221
Total operating Expenses, inclusive of
 cost of revenue .........................    12,948,350      18,858,810    19,107,002      9,228,173     10,371,352
                                             -----------    ------------   -----------    -----------   ------------
Income (loss) from operations ............      (226,767)        (84,293)    1,462,035        532,254        617,869
Other income (expense), net ..............    (2,475,054)     (3,824,867)   (3,914,509)    (1,675,944)    (2,020,839)
                                             -----------    ------------   -----------    -----------   ------------
Income (loss) before provision for income
 taxes ...................................    (2,701,821)     (3,909,160)   (2,452,474)    (1,143,690)    (1,402,970)
Provision (benefit) for income taxes .....            --      (4,659,722)     (604,466)      (323,263)        78,546
                                             -----------    ------------   -----------    -----------   ------------
Net (loss) income ........................   $(2,701,821)   $    750,562   $(1,848,008)   $  (820,427)  $ (1,481,516)
                                             ===========    ============   ===========    ===========   ============
Basic and diluted net income (loss) per
 share ...................................   $   (13,509)   $      3,753   $    (9,240)   $    (4,102)  $     (7,408)
Shares used computing basic and diluted
 net income (loss) per common share ......           200             200           200            200            200
Other financial data:
EBITDA(3) ................................   $ 1,537,806    $  2,589,140   $ 4,458,270    $ 2,078,712   $  2,227,090
Cash provided by (used in) operating
 activities ..............................       (32,010)     (1,331,125)    1,012,251      1,283,651        811,201
Cash provided by (used in) investing
 activities ..............................    (3,878,468)    (11,086,367)   (1,705,428)       (99,384)    (5,467,703)
Cash provided by (used in) financing
 activities ..............................     3,520,347      12,851,242       765,875     (1,937,424)     3,606,611


                                                       Pro Forma(2)
                                              -------------------------------
                                              Year ended     Six months ended
                                             December 31,        June 30,
                                                 2001              2002
                                             ------------    ----------------
Combined statement of operations data:(1)
Revenue ..................................    $37,045,178      $23,342,226
Total operating Expenses, inclusive of
 cost of revenue .........................     34,017,915       20,600,580
                                              -----------      -----------
Income (loss) from operations ............      3,027,263        2,741,646
Other income (expense), net ..............     (2,558,161)      (3,124,530)
                                              -----------      -----------
Income (loss) before provision for income
 taxes ...................................        469,102         (382,884)
Provision (benefit) for income taxes .....        178,259         (145,495)
                                              -----------      -----------
Net (loss) income ........................    $   290,843      $  (237,389)
                                              ===========      ===========
Basic and diluted net income (loss) per
 share ...................................    $      0.02      $     (0.02)
Shares used computing basic and diluted
 net income (loss) per common share ......     15,485,000       15,485,000
Other financial data:
EBITDA(3) ................................    $11,967,043      $ 8,905,909
Cash provided by (used in) operating
 activities ..............................             --               --
Cash provided by (used in) investing
 activities ..............................             --               --
Cash provided by (used in) financing
 activities ..............................             --               --

                                                         As of June 30, 2002
                                                     ---------------------------
Combined balance sheet data:                            Actual      Pro Forma(2)
                                                     ------------   ------------
Cash and cash equivalents .......................    $    174,145   $ 16,943,717
Total assets ....................................      40,749,090    179,040,938
Long-term debt ..................................      40,285,263     64,672,104
Total stockholders' equity (deficit) ............      (9,060,335)    96,502,936
Working capital (deficit) .......................     (11,108,275)    (7,679,769)

---------------
(1) Results of operations for acquired companies are included from the date of acquisition. As a result comparability of periods presented has been affected by our acquisitions. For more information about our acquisition history, see "Business", Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 10 and 14 to our combined financial statements included elsewhere in this Prospectus.
(2) The pro forma column gives affect to the sale of the 10,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $10.00 per share and, after deducting the underwriters' discount and estimated offering expenses payable by us, the paydown of $76.5 million of debt and certain other pro forma adjustments, more fully described elsewhere in this Prospectus.
(3) EBITDA represents earnings before interest, tax, depreciation and amortization. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

                                  RISK FACTORS

   In addition to the other information set forth in this Prospectus, prospective investors should consider carefully the following factors.

   We have historically incurred losses and we may not achieve profitability. We incurred net losses of $1.8 million in 2001 and $1.5 million for the unaudited six-month period ended June 30, 2002. We intend to continue to make significant investments in dealer relationships and alarm monitoring contracts, marketing, services and sales operations. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. As a result, we are likely to continue to experience losses and negative cash flow from operations in future quarters. If we do become profitable, we may not sustain or increase our profitability.

   The dealer relationships and security alarm monitoring contracts we purchase may not be of high quality. A principal element of our business strategy is to acquire dealer relationships and portfolios of alarm monitoring contracts on a portfolio basis. Acquisitions of dealer relationships portfolios of alarm monitoring contracts involve a number of risks, including the possibility that we will not be able to realize the income stream we contemplated at the time of acquisition. Although we complete an extensive due diligence process prior to acquiring dealer relationships and alarm monitoring contracts and obtain representations and warranties from the seller, we may not be able to detect fraud on the part of the seller, including the possibility that the seller has sold or pledged the contracts to a third party. In addition, the representations and warranties made by the sellers may not be true and complete. If the sale of dealer relationships and alarm monitoring contracts involve fraud or the representations and warranties are otherwise inaccurate, we may not be able to recover from the seller damages in the amount sufficient to fully compensate us for any resulting losses. In such event, we may incur significant costs in litigating the ownership of such dealer relationships and alarm monitoring contracts.

   Our ability to continue to grow our business is dependent upon our ability to obtain additional financing, the cost of which may be affected by rising interest rates. We intend to continue to pursue growth through the acquisition of end-user alarm monitoring contracts and monitoring call centers. We will be required to seek additional funding from third party lenders and from the possible sale of additional securities, which may lead to higher leverage or the dilution of then existing stockholders. Any inability to obtain funding through third party financing is likely to adversely affect our ability to increase our acquisition activities. Third party funding may not be available to us on attractive terms or at all.

    In addition, the interest rate of our financing is generally tied to prevailing market rates. In the event that interest rates rise, the spread between our cost of capital and the amount that we can charge Dealers who borrow from us may decrease, which will negatively affect our profits.

   Our debt obligations burden our cashflow and could hinder our ability to obtain additional financing. We will incur additional indebtedness as we acquire additional portfolios of dealer relationships and alarm monitoring contracts. We expect that this additional debt will be serviced by the cash flows on the dealer relationships and alarm monitoring contracts we acquire. Our ability to continue to service our indebtedness will be subject to various business, financial and other factors, many of which are beyond our control. Our debt obligations may have important consequences to holders of our Common Stock, including our ability to obtain additional financing in the future for working capital, acquisitions of alarm monitoring contract portfolios and monitoring call centers, capital expenditures, general corporate purposes or other purposes. Should our access to capital be impaired, we may be more vulnerable to a downturn in our business or the economy generally, and our ability to compete against other less leveraged companies may be adversely affected.

   Should we experience significant attrition or non-renewal of end-user alarm monitoring contracts it could materially adversely affect our results of operations. We experience attrition of dealer relationships and alarm monitoring contracts as a result of several factors including relocation of end-users, adverse financial and economic conditions and competition from other alarm service companies. In addition, we may lose or experience non-renewal of certain alarm monitoring contracts of dealers, particularly acquired dealer relationships and alarm monitoring contracts, if we do not service those alarm monitoring contracts adequately or do not successfully assimilate new alarm monitoring contracts into our operations. A significant increase in attrition or the non-renewal of alarm monitoring contracts could have a material adverse effect on our revenues and earnings.

   Attrition for acquired dealer relationships and alarm monitoring contracts may be greater in the future than the attrition rate assumed or historically incurred by us. In addition, because some dealer relationships and acquired alarm monitoring contracts are prepaid on an annual, semi-annual or quarterly basis, attrition may not become evident for some time after an acquisition is consummated.

   We face significant competition in the security alarm industry, which could make it more difficult for us to succeed in securing relationships with Dealers and reduce the number of alarm monitoring contracts we are able to acquire. We are dependent on entering into and maintaining relationships with Dealers who will either sell their alarm monitoring contracts directly to us, borrow from us, or enter into alarm monitoring contracts for us to provide monitoring services for the alarm monitoring contracts retained by them. While we do not compete directly with many of the larger companies in the industry because we do not sell and install security systems, we are nonetheless impacted by the competitive challenge these entrants present to Dealers.

   We also compete with several companies that have alarm monitoring contract acquisition and loan programs for Dealers and some of those competitors may be larger and better capitalized than us. Some of these companies may be able to pay higher multiples of recurring monthly revenue for the portfolios they acquire than we can. We may be required to offer higher prices for such acquisitions then we have in the past. There is also the potential for other entities such as banks or finance companies to gain a better understanding of the industry and become more active as a source of competition for the Dealer finance portions of our business.

   We are dependent upon our senior management. The success of our business is largely dependent upon the active participation of our executive officers, who have extensive experience in the industry. As a result, we have entered into employment agreements with each of our executive officers. The loss of the services of one or more of such officers for any reason may have an adverse effect on our business.

   We could face liability for our failure to respond adequately to alarm activations. The nature of the services provided by us potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. In an attempt to reduce this risk most of our alarm monitoring agreements and other agreements pursuant to which we sell our products and services contain provisions limiting liability to end-users and Dealers. However, in the event of litigation with respect to such matters, there can be no assurance that these limitations will continue to be enforced. In addition, the costs of such litigation could have an adverse effect on us.

   Our controlling stockholders may exercise significant control over us following this offering, depriving other stockholders of the ability to elect directors or effect other corporate actions. Before this offering our directors, executive officers and principal stockholders beneficially owned approximately 87% of the outstanding shares of our Common Stock. Following this offering, they will beneficially own approximately 36% of our outstanding shares, or approximately 33% if the over-allotment option is exercised in full. Our stockholders do not have cumulative voting rights with respect to the election of directors. Because public stockholders generally do not all return their proxies, or personally attend annual stockholders' meetings for the election of directors, our principal stockholders, if they vote together, may be able to effectively elect all of our directors. See "Principal Stockholders."

   Any conflict of interest between us and various affiliates of our senior management could hurt our business or prospects. There is a possibility that conflicts of interest will arise between some affiliates of our senior management and us in various areas relating to our past and ongoing relationships. Potential factors that may create a conflict of interest include:

   o We lease our executive offices in Albany, New York from Pine Street Associates, LLC, an entity owned by Timothy M. McGinn, our Chairman and Co-Chief Executive Officer, and David L. Smith, one of our Directors. We lease 4,520 square feet and pay a monthly rent of $4,326. The lease expires in 2007.

   o For the period January 1, 2000 to June 30, 2002, McGinn, Smith & Co., Inc. has acted as either a placement agent or investment banker in connection with various financings, as well as an investment banker in connection with certain acquisitions. McGinn, Smith & Co., Inc., an NASD registered broker dealer received commissions and/or investment banking fees of $3.8 million for acting in such capacity. Timothy M. McGinn is a Director of McGinn, Smith & Co., Inc., and David L. Smith is President and a Director of McGinn, Smith & Co., Inc. McGinn, Smith & Co., Inc., is acting as an underwriter in this offering and may act as an investment banker to procure debt or senior debt for us in the future in connection with our financing activities.

     McGinn, Smith & Co., Inc. is under no obligation to resolve any potential conflicts between it and us in a manner that is favorable to us, and we cannot guarantee that the resolution of such conflicts would not adversely impact our business or prospects.

   We may pursue acquisitions of alarm monitoring call centers that by their nature present risks and that may not be successful.

   In the future, we may pursue acquisitions of additional alarm monitoring call centers. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:

   o We cannot ensure that any acquired call centers will achieve anticipated revenues, earnings or cash flow.

   o We may be unable to integrate acquired call centers successfully and realize anticipated economic, operational and other benefits in a timely manner. If we are unable to integrate acquired call centers successfully, we could incur substantial costs and delays or other operational, technical or financial problems.

   o If we are not successful in integrating acquired call centers, we could have increased attrition of end-users because of service-related problems.

   o Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

   o We may finance future acquisitions by issuing Common Stock for some or all of the purchase price. This could dilute the ownership interests of our stockholders. We may also incur additional debt or be required to recognize amortization expense related to definite lived intangible assets (i.e. dealer relationships) purchased in future acquisitions.

   o We would be competing with other firms, many of which have greater financial and other resources, to acquire attractive call centers. We believe this competition will increase, making it more difficult to acquire suitable call centers on acceptable terms.

   We may face additional costs and potential liability as a result of "false alarm" ordinances. Significant concern has arisen in certain municipalities about the high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

   A number of local governmental authorities have considered or adopted various measures aimed at reducing the number of false alarms. Such measures include, subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms, imposing fines on alarm end-users for false alarms, imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms and requiring further verification of an alarm signal before the police will respond. Enactment of such measures could adversely affect our future business and operations.

   Future government or other organization regulations and standards could have an adverse affect on our operations. Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. We believe that we are in material compliance with applicable laws and licensing requirements. In the event that these laws, regulations and/or licensing requirements change it could require us to modify our operations or to utilize resources to maintain compliance with such rules and regulations. There can be no assurance as to what new regulations will be imposed and what effect they may have on us.

   The loss of our underwriters laboratories listing could negatively impact our competitive position. All of our monitoring call centers are Underwriters Laboratories ("UL") listed. To obtain and maintain a UL listing, an alarm monitoring call center must be located in a building meeting UL's structural requirements, have back-up and uninterruptible power supply, have secure telephone lines and maintain redundant computer systems. Underwriters Laboratories conducts periodic reviews of monitoring call centers to ensure compliance with their regulations. Non-compliance could result in a suspension of our UL listing.

   In the event that adequate insurance is not available or our insurance is not deemed to cover a claim we could face liability. We carry insurance of various types, including general liability and errors and omissions insurance. Our loss experience and that of other security service companies may affect the availability and cost of such insurance. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence. To the extent that insurance was not available, or a particular claim was not covered or exceeded our coverage, we could be exposed to material costs.

   Certain antitakeover effects in Delaware law and our charter documents could prevent a potential opportunity that might benefit stockholders. Certain provisions of Delaware law could delay or prevent a change in control of us, discourage acquisition proposals or diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our Common Stock or over a stockholder's cost basis in our Common Stock. In addition, the Board of Directors, without further stockholder approval, may issue preferred stock, which could have the effect of delaying, deferring or preventing a change in control of us. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. See "Description of Capital Stock--Preferred Stock."

   Our Common Stock price could be volatile. The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of our Common Stock may be significantly affected by quarterly variations in our operating results, changes in financial estimates by securities analysts or failures by us to meet such estimates, litigation involving us, general trends in the security alarm industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond our control.

   Our Common Stock price may fall upon the future sale of additional shares of our Common Stock. Future sales of our Common Stock in the public market, or even the possibility of such sales, may materially and adversely affect the market price of our Common Stock. There were 7,000,000 shares of Common Stock outstanding before this offering. Substantially all of such shares are "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933. All of these restricted shares of our Common Stock will become eligible for resale under Rule 144 within one year, subject to volume limitations for affiliates, from the day that the shares offered herein are deemed "effective" by the Securities and Exchange Commission. In addition 733,333 shares of Common Stock have been registered for sale in this offering in connection with the possible conversion of the Convertible Notes which shares will be eligible for sale subject to the Underwriter's 180 lock-up.

   Stockholders should not expect dividends. We do not intend to pay any cash dividends in the foreseeable future, see "Dividend Policy".

   We rely on the technology of the security systems, which may become obsolete. Our monitoring services depend upon the technology (hardware and software) of security alarm systems. There can be no assurance that our Dealers will be able to successfully implement new technologies or adapt existing technologies to market demands. If the Dealers are unable to adapt in a timely manner in response to changing market conditions or customer requirements, such inability could have a material adverse effect on our business.

   Investors will experience immediate and substantial dilution of the Common Stock's net tangible book value. If you purchase our Common Stock in this offering, the net tangible book value of your Common Stock will experience immediate and substantial dilution from the initial public offering price. We estimate that this dilution will be approximately $13.05 per share, or approximately 131%. See "Dilution".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   You should not rely on the statements in this prospectus indicating expectations about future performance. These statements reflect our views only as of the date of this prospectus. This prospectus contains certain forward-looking statements with respect to the following, including, among other things:

   o general economic and business conditions;

   o our business strategy for expanding our presence in our industry;

   o anticipated trends in our financial condition and results of operations;

   o our relationships with our creditors;

   o the impact of competition and technological change;

   o our ability to enter into future strategic agreements;

   o existing and future regulations affecting our business; and

   o other risk factors set forth under "Risk Factors" in this prospectus.

   You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as under other captions elsewhere in this prospectus. These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of approximately $91.65 million, or $105.45 million if the underwriters exercise their over-allotment option in full. Such estimates are based on an initial public offering price of $10 per share.

   We will use the net proceeds of this offering as follows:

   o prepayment of outstanding indebtedness(1);

   o purchase of portfolios of alarm monitoring contracts from Dealers(2); and

   o working capital and general corporate purposes, including potential acquisitions of complementary businesses or technologies, although no such acquisitions are planned or being negotiated as of the date of this prospectus.

---------------
(1) We intend to prepay an aggregate of $76.5 million of our indebtedness. The particulars of the indebtedness to be prepaid are as follows:

   o $27.7 million of debt to Key Bank. This debt is due through May 1, 2005 and bears interest at rates ranging from 8% to 12.5% per annum.

   o $9.5 million of Payne Junior Debt. This indebtedness is due on February 1, 2008 and bears interest at 12% per annum.

   o $8.0 million to repay certain promissory notes (the "One-year Notes") issued upon conversion of three trusts. The One-year Notes are due in April and May 2004, as extended, and bear interest at 12% per annum.

   o $15.2 million of junior debt to various individual lenders. This indebtedness is due on dates ranging from April 1, 2005 to April 3, 2007 and bears interest at rates ranging from 11.25% to 12.50% per annum.

   o $7.5 million to repay a portion of certain promissory notes (the "Three-year Notes") issued upon conversion of eighteen trusts. The Three-year Notes are due in June and July, 2005 and bear interest at 12% per annum.

   o $5 million of senior debt to Security Leasing Partners, L.P. This indebtedness is due on December 1, 2005 and bears interest at a variable interest rate, which is currently 7.25%.

   o $3 million of senior debt to various individual lenders. This indebtedness is due on dates ranging from March 1, 2004 to February 1, 2006 and bears interest at rates ranging from 8.75% to 12.00% per annum.

   o $.6 million to Royal Thoughts LLC. This indebtedness is due on April 30, 2003 and bears an interest rate of 9.00% per annum.

    All of the above loan proceeds were used to acquire dealer relationships, alarm monitoring contracts, alarm monitoring call centers or for working capital.

(2) Includes approximately 25,000 retail alarm monitoring contracts that we have entered into non-binding letters of intent to acquire for an aggregate purchase price of up to $20 million.

   Management will have broad discretion in the application of the net proceeds allocated to working capital and other general corporate purposes. Pending these uses, we intend to invest the net proceeds of this offering, through established financial institutions, in short-term, high-grade interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States Government.

                                DIVIDEND POLICY

   We currently expect to retain all of our future earnings, if any, to support the development of our business and do not anticipate paying any cash or non-cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2002 on (i) an actual basis, (ii) on a pro forma basis to reflect the combination of KC Acquisition Corporation, Integrated Alarm Services, Inc., and Criticom International Corporation and on an as adjusted basis to reflect the sale of 10,000,000 shares of our Common Stock and the receipt of $91.65 million net proceeds assuming an offering price of $10.00 per share. You should read this table in conjunction "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included in this prospectus.

                                                         As of June 30, 2002
                                                     ---------------------------
                                                        Actual        Pro forma
                                                     (unaudited)     as adjusted
                                                     ------------   ------------
Long-term debt ..................................    $ 40,285,263   $ 64,672,104
                                                     ------------   ------------
Stockholders' equity:
 Common Stock $0.01 par value; 100,000,000
   shares authorized; 7,000,000 issued and
   outstanding and 17,000,000 shares to be
   outstanding...................................       2,125,000         17,000
 Additional paid-in capital .....................              --    107,671,271
 Treasury shares at cost ........................              --             --
Accumulated deficit .............................     (11,185,335)   (11,185,335)
                                                     ------------   ------------
 Total stockholders' equity (deficit) ...........      (9,060,335)    96,502,936
                                                     ------------   ------------
Total capitalization ............................    $ 31,224,928   $161,175,040
                                                     ============   ============

                                    DILUTION

   The historical net tangible book value of our Common Stock on June 30, 2002, was approximately $(44,537,285), or ($222,686.43) per share of Common Stock based on the number of shares of Common Stock outstanding as of June 30, 2002. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding at June 30, 2002. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the pro forma number of shares of Common Stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the net tangible book value per share of our Common Stock afterwards. After giving effect to the sale of 10,000,000 shares of Common Stock offered by this prospectus at an initial public offering price of $10.00 per share, assuming the underwriters' over-allotment option is not exercised, and after deducting the underwriting discount and offering expenses, our pro forma net tangible book value at June 30, 2002, would have been approximately $(47,178,272) or $(3.05) per share. This represents an immediate decrease in net tangible book value of $13.05 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this dilution on a per share basis:

      Assumed initial public offering price per share ...........              $ 10.00
       Pro forma net tangible book value per share as of June 30,
       2002 .....................................................   $(19.83)
       Increase in pro forma net tangible book value per share
       attributable to investing in this offering ...............     16.78
                                                                    -------
      Pro forma net tangible book value per share after this
       offering .................................................                (3.05)
                                                                               -------
      Dilution per share to new investors .......................              $(13.05)
                                                                               =======

   The following table sets forth, as of June 30, 2002, on a pro forma basis, the number of shares of Common Stock purchased, the total consideration paid and the average price per share paid by existing and new stockholders, before deducting underwriting discounts and commissions and our offering expenses payable:

                                                                                      Shares purchased        Total consideration
                                                                                    --------------------    -----------------------
                                                                                     Number      Percent       Number       Percent
                                                                                   ----------    -------    -------------   -------
Existing stockholders ..........................................................    7,000,000      41.18%   $  17,911,166     15.19%
New investors ..................................................................   10,000,000      58.82%   $ 100,000,000     84.81%
                                                                                   ----------     ------    -------------    ------
 Total .........................................................................   17,000,000     100.00%    $117,911,166    100.00%
                                                                                   ==========     ======    =============    ======

The foregoing discussion and tables assumed no exercise of:

   o 733,333 shares of our Common Stock issuable upon conversion of outstanding debt in principal amount of $5,500,000.
   o 1,000,000 shares of our Common Stock reserved for future grants under our existing options plan.

                            SELECTED FINANCIAL DATA

   The following selected financial data has been derived from audited financial statements, including the combined balance sheet at December 31, 2000 and 2001 and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 2001 and related notes appearing elsewhere in this prospectus. The selected financial data for the years ended December 31, 1997 and 1998, and the six months ended June 30, 2001 and 2002 have been derived from unaudited financial statements for such periods. The following data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes elsewhere in this prospectus.


                                                                                                              Six months ended
                                                        Year ended December 31,                                  (unaudited)
                                  --------------------------------------------------------------------    -------------------------
                                                                                                           June 30,       June 30,
                                     1997          1998          1999           2000           2001          2001           2002
                                     ----          ----          ----           ----           ----          ----           ----
Combined statement of
 operations data (1):
Revenue.......................    $9,728,842   $10,596,348    $12,721,583   $18,774,517    $20,569,037    $ 9,760,427   $10,989,221
Total operating expenses,
 inclusive of cost of revenue.     9,437,287     8,252,304     12,948,350    18,858,810     19,107,002      9,228,173    10,371,352
                                  ----------   -----------    -----------   -----------    -----------    -----------   -----------
Income (loss) from operations.       291,555     2,344,044       (226,767)      (84,293)     1,462,035        532,254       617,869
Other income (expense), net...      (492,620)   (3,558,972)    (2,475,054)   (3,824,867)    (3,914,509)    (1,675,944)   (2,020,839)
                                  ----------   -----------    -----------   -----------    -----------    -----------   -----------
Loss before provision for
 income taxes.................      (201,065)   (1,214,928)    (2,701,821)   (3,909,160)    (2,452,474)    (1,143,690)   (1,402,970)
Provision (benefit) for income
 tax..........................        14,786        13,975             --    (4,659,722)      (604,466)      (323,263)       78,546
                                  ----------   -----------    -----------   -----------    -----------    -----------   -----------
Net (loss) income.............    $ (215,851)  $(1,228,903)   $(2,701,821)  $   750,562    $(1,848,008)   $  (820,427)  $(1,481,516)
                                  ==========   ===========    ===========   ===========    ===========    ===========   ===========
Basic and diluted net (loss)
 income per share.............    $   (1,079)  $    (6,145)   $   (13,509)  $     3,753    $    (9,240)   $    (4,102)  $    (7,408)
                                  ==========   ===========    ===========   ===========    ===========    ===========   ===========
Shares used computing basic
 and diluted net (loss) income
 per common share.............           200           200            200           200            200            200           200

                                                    Year ended December 31,                                       As of
                             ---------------------------------------------------------------------    -----------------------------
                                1997           1998          1999           2000           2001       June 30, 2001   June 30, 2002
                                ----           ----          ----           ----           ----       -------------   -------------
                                                                                                       (unaudited)     (unaudited)
Combined balance sheet
 data:
Cash and cash equivalents    $   474,393   $ 1,107,718    $   717,586   $ 1,151,337    $ 1,224,035     $   398,180     $    174,145
Total assets.............      5,827,889    23,749,423     25,223,669    39,583,932     38,830,937      37,171,533       40,749,090
Long-term debt...........      3,579,288    17,908,964     22,319,837    35,599,770     37,122,449      33,715,416       40,285,263
Capital lease obligations        579,154       380,254        258,021       145,355         32,549          92,287               --
Total stockholders'
 (deficit)...............     (1,514,730)   (3,450,408)    (6,152,229)   (5,730,811)    (7,578,819)     (6,900,802)      (9,060,335)
Working capital (deficit)     (2,304,281)   (1,913,519)    (3,975,589)   (5,240,872)    (7,798,161)     (7,111,616)     (11,108,275)

                                                                                                            Six months ended
                                                                                                               (unaudited)
                                                                                                      -----------------------------
                               1997          1998           1999           2000            2001       June 30, 2001   June 30, 2002
                               ----          ----           ----           ----            ----       -------------   -------------
Other financial data:
EBITDA(2)................    $ 900,341   $  2,300,480    $ 1,537,806   $  2,589,140    $ 4,458,270     $ 2,078,712     $ 2,227,090
Cash provided by (used
 in) operating activities      622,976      2,281,447        (32,010)    (1,331,125)     1,012,251       1,283,651         811,201
Cash provided by (used
 in) investing activities     (345,551)   (15,457,268)    (3,878,468)   (11,086,367)    (1,705,428)        (99,384)     (5,467,703)
Cash provided (used in
 financing activities)...     (480,994)    13,809,146      3,520,347     12,851,242        765,875      (1,937,424)      3,606,611

---------------
(1) Results of operations for acquired companies are included from the date of acquisition. As a result comparability of periods presented has been affected by our acquisitions. For more information about our acquisition history, see "Business", Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 10 and 14 to our combined financial statements and certain other proforma adjustments, more fully described elsewhere in this Prospectus.
(2) EBITDA represents earnings before interest, tax, depreciation and amortization. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined balance sheet and statements of operations combine the historical combined financial statements of KC Acquisition Corporation ("KC"), Integrated Alarm Services, Inc. ("IASI"), and Criticom International Corporation ("Criticom"). These unaudited pro forma condensed combined financial statements give effect to our acquisition of IASI and Criticom through mergers using the purchase method of accounting. To aid in your analysis of the financial aspects of this transaction, we have presented this set of unaudited pro forma condensed combined financial statements to demonstrate the financial aspects of the merger.

   We derived the combined balance sheet and combined statements of operations from our unaudited combined financial statements for the six months ended
June 30, 2002, our audited combined financial statements for the year ended December 31, 2001, the unaudited combined financial statements of IASI for the six months ended June 30, 2002, the audited combined financial statements of IASI for the year ended December 31, 2001 and the unaudited financial statements of Criticom for the six months ended June 30, 2002 and year ended December 31, 2001. The historical financial statements used in preparing the pro forma financial data are summarized and should be read in conjunction with our and IASI's complete historical financial statements that are included in the financial statements and supplementary data section of this document.

   The data from the unaudited pro forma condensed combined balance sheet as of June 30, 2002 gives effect to the merger using the purchase method of accounting as if the merger had been consummated on June 30, 2002. Certain reclassifications have been made to IASI's historical presentation to conform to our presentation. These reclassifications do not materially impact our or IASI's combined balance sheet presentation.

   The data from the unaudited pro forma condensed combined statements of operations for the unaudited six months ended June 30, 2002 and for the year ended December 31, 2001 gives effect to the merger using the purchase method of accounting as if the merger had been consummated at the beginning of the earliest period presented. Certain reclassifications have been made to IASI's historical presentation to conform to our presentation. These reclassifications do not materially impact our or IASI's combined results of operations for the periods presented.

   The pro forma adjustments, which are based upon available information and upon certain assumptions that we believe are reasonable, are described in the accompanying notes. The final purchase price allocation may differ and the difference may be material.

   We are providing the unaudited pro forma condensed combined financial information for illustrative purposes only. The companies may have performed differently had they been combined during the periods presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined during the periods presented or the future results that the combined company will experience. The unaudited pro forma condensed combined statements of operations do not give effect to any cost savings or operating synergies expected to result from the merger or the costs to achieve such cost savings or operating synergies.

                     INTEGRATED ALARM SERVICES GROUP, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              As of June 30, 2002
                                  (unaudited)

                                                  KC             IASI        Criticom     Adjustments       Consolidated
                                                  --             ----        --------     -----------       ------------
ASSETS
Current assets:
Cash and cash equivalents ................   $    174,145    $  1,436,908   $  182,664    $ 15,150,000 (1)  $ 16,943,717
Current portion of notes receivable ......             --       1,590,107           --              --         1,590,107
Current portion of notes receivable-
 related party ...........................             --       1,022,543           --      (1,022,543)(2)            --
Accounts receivable less allowance for
 doubtful accounts .......................      1,435,687         303,592    1,635,679              --         3,374,958
Due from related party ...................        230,774              --           --        (230,774)(2)            --
Deferred income taxes ....................          9,200              --           --              --             9,200
Prepaid expenses and restricted cash .....        330,728          26,782       96,607              --           454,117
                                             ------------    ------------   ----------                      ------------
   Total current assets ..................      2,180,534       4,379,932    1,914,950                        22,372,099
                                             ------------    ------------   ----------                      ------------
Notes receivable net of current portion
 and reserves ............................             --       5,560,569           --              --         5,560,569
Notes receivable net of current portion-
 related party ...........................             --       3,829,241           --      (3,829,241)(2)            --
Property and equipment, net ..............      2,153,216              --      918,815              --         3,072,031
Dealer relationships and contract rights,
 net .....................................     26,932,297      49,401,467           --       6,493,496 (3)    82,827,260
Debt issuance costs, net .................      1,325,910       3,700,345       97,222      (1,872,895)(6)     3,250,582
Restricted cash and cash equivalents .....        883,300       2,941,250      100,000              --         3,924,550
Other assets .............................         55,090              --    1,065,392        (990,000)(3)       130,482
Due from related parties .................             --              --      900,000        (600,000)(3)       300,000
Goodwill .................................      7,218,743              --           --      50,384,622 (3)    57,603,365
                                             ------------    ------------   ----------                      ------------
   Total assets ..........................   $ 40,749,090    $ 69,812,804   $4,996,379                      $179,040,938
                                             ============    ============   ==========                      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
Short-term debt ..........................                                                   1,085,000 (3)     1,085,000
Current portion of long-term debt,
 related party ...........................      1,839,681              --      455,828      (1,022,543)(2)     1,272,966
Current portion of long-term debt ........      5,856,712      19,863,224       88,972      (8,014,321)(1)    17,794,587
Accounts payable and accrued expenses ....      3,169,948       1,031,951      630,417              --         4,832,316
Accounts payable-related party ...........             --         230,774           --        (230,774)(2)            --
Other liabilities ........................             --         467,714           --              --           467,714
Current portion of deferred revenue ......      2,422,468         821,773    1,355,044              --         4,599,285
                                             ------------    ------------   ----------                      ------------
   Total current liabilities .............     13,288,809      22,415,436    2,530,261                        30,051,868
                                             ------------    ------------   ----------                      ------------
Long-term liabilities
Long-term debt, net of current portion,
 related party ...........................      6,740,667              --    1,392,621      (3,829,241)(2)     4,304,047
Long-term debt, net of current portion ...     25,848,203      83,395,856      542,124     (68,485,679)(1)    41,300,504
Deferred revenue, net of current portion .             --         482,309           --              --           482,309
Deferred income taxes ....................      3,120,100              --           --       2,467,528 (3)     5,587,628
Other liabilities ........................        723,600              --           --              --           723,600
Due to related party .....................         88,046              --           --              --            88,046
                                             ------------    ------------   ----------                      ------------
   Total long-term liabilities ...........     36,520,616      83,878,165    1,934,745                        52,486,134
                                             ------------    ------------   ----------                      ------------
   Total liabilities .....................     49,809,425     106,293,601    4,465,006                        82,538,002
                                             ------------    ------------   ----------                      ------------
Commitments and contigencies
Stockholders' equity (deficit):
 Common stock ............................      2,125,000               1      451,564      (2,559,565)(5)        17,000
 Additional paid-in capital                            --       2,933,314           --     104,737,957 (7)   107,671,271
Accumulated deficit ......................    (11,185,335)    (39,414,112)      79,809      39,334,303 (4)   (11,185,335)
                                             ------------    ------------   ----------                      ------------
   Total stockholders' equity (deficit) ..     (9,060,335)    (36,480,797)     531,373                        96,502,936
                                             ------------    ------------   ----------                      ------------
   Total liabilities and stockholders'
 equity ..................................   $ 40,749,090    $ 69,812,804   $4,996,379                      $179,040,938
                                             ============    ============   ==========                      ============

(1) This adjustment records the use of the proceeds from the issuance of common stock and the corresponding changes in the equity accounts. The pro forma columns give effect to the sale by Integrated Alarm Services Group, Inc. ("IASG") of 10,000,000 shares of common stock at an assumed offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the proceeds there from, after deducting discounts, allowances and offering expenses. Adjustments include: the elimination of $76.5 million of long-term debt, increase in cash and cash equivalents and the issuance of 10,000,000 shares of common stock in this offering.

      Proceeds:
       10,000,000 shares @ $10.00 ......................                  $100,000,000
       Offering costs ..................................                  $  8,350,000
                                                                          ------------
       Net proceeds of offering ........................                  $ 91,650,000
      Used for:
       Cash and cash equivalents .......................                  $ 15,150,000
       Current portion of long-term debt ...............   $ 8,014,321
       Long-term debt, net of current portion ..........   $68,485,679    $ 76,500,000
                                                           -----------    ------------
                                                                          $ 91,650,000
      Equity accounts:
       Par $.001 x 10,000,000 ..........................                  $     10,000 see item 5
       Additional paid-in capital ......................                  $ 91,640,000 see item 7
                                                                          ------------
       Total ...........................................                  $ 91,650,000

(2) This adjustment eliminates related balance sheet accounts among the entities. This includes notes receivable on IASI's books that are recorded as long-term debt on KC and Criticom books.

      Current portion of notes receivable -- related party..............    $1,022,543
      Notes receivable net of current portion -- related party..........    $3,829,241
      Due from related party............................................    $  230,774
       Total assets.....................................................    $5,082,558
                                                                            ----------
      Accounts payable-related party....................................    $  230,774
      Current portion of related party debt.............................    $1,022,543
      Long-term debt, net of current portion, related party.............    $3,829,241
                                                                            ----------
       Total liabilities................................................    $5,082,558
                                                                            ----------

(3) This adjustment records the common stock issued by the new holding company to effect the merger and the adjustment to fair value of the assets of the acquired entities.

                                                                             Total
                                                                             -----
      Common stock issued.............................................       7,000,000
      Shares issued to outside/minority interests.....................       3,011,634
      Fair value per share of common stock............................    $      10.00
                                                                          ------------
      Fair value of stock consideration...............................      30,116,340
      Fair value of cash and notes....................................       2,675,000
                                                                          ------------
      Fair value of acquired entities.................................      32,791,340
      Cost basis of minority interests................................     (21,619,250)
                                                                          ------------
      Step-up of basis................................................    $ 54,410,590 *
                                                                          ============
      Allocated as follows:
      Dealer Relationships............................................    $  6,493,496 **
      Deferred income taxes (38%).....................................      (2,467,528)
      Goodwill........................................................      50,384,622
                                                                          ------------
                                                                          $ 54,410,590
                                                                          ------------
      *Consists of:
      Due from related parties........................................    $    600,000
      Other assets....................................................         990,000
      Notes payable...................................................       1,085,000
      Common stock @ $.001............................................           7,000
      Additional paid-in capital......................................      51,728,590
                                                                          ------------
                                                                          $ 54,410,590
                                                                          ============

** Amounts allocated to IASI residential end-user alarm monitoring contracts is based on thirty-two times recurring monthly revenue (which approximates fair value) and amounts allocated to Criticom Dealer relationships are based on twenty-two times recurring monthly revenue (which approximates fair value).
(4) Required to eliminate the existing equity accounts of the acquired entities and adjust paid-in capital.

                                          KC            IASI       Criticom       Total
                                          --            ----       --------       -----
   Common stock ...................   $2,125,000    $          1   $451,564    $  2,576,565 see item 5
   Accumulated (deficit) ..........           --     (39,414,112)    79,809     (39,334,303)
                                      ----------    ------------   --------    ------------
   Additional paid-in capital .....   $2,125,000    $(39,414,111)  $531,373    $(36,757,738) see item 7
                                      ----------    ------------   --------    ------------

(5) Adjustment to record the common stock par value of the new holding company. This is comprised of the following:

      Common stock issued to the merging entities ............   note 3      7,000,000 shares
      Common stock to be issued in IPO .......................   note 1     10,000,000 shares
                                                                           -----------
                                                                            17,000,000
       Par value per share ...................................             $     0.001
                                                                           -----------
       New (pro forma) par value .............................             $    17,000
      Prior par value of combined entities ...................   note 4      2,576,565
                                                                           -----------
      Adjustment required (decrease) .........................             $(2,559,565)
                                                                           -----------

(6) Elimination of debt issuance costs of $1,872,895 that were a result of the debt that is being paid-off with the IPO proceeds. These costs are a non-recurring item and will be charged to expense at the time the debt is redeemed. The amount has been removed from the balance sheet and charged to additional paid-in capital (item 7).

(7) Additional paid-in capital was adjusted for the following items:

   To record the effect of issuing IPO shares ............   note 1    $ 91,640,000
   To record the step-up in basis due to the purchase of
    IASI and Criticom ....................................   note 3      51,728,590
   To eliminate the existing equity accounts of acquired
    entities .............................................   note 4     (36,757,738)
   To remove debt issuance costs associated with debt to
    be retired ...........................................   note 6      (1,872,895)
                                                                       ------------
    Total adjustment to additional paid-in capital .......             $104,737,957
                                                                       ------------

                     INTEGRATED ALARM SERVICES GROUP, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 2001
                                  (unaudited)


                                                  KC           IASI        Criticom     Adjustments      Consolidated
                                             -----------    -----------   ----------    -----------      ------------
Revenue ..................................   $20,569,037    $12,952,113   $5,421,003    $(1,896,975)(1)   $37,045,178
Cost of revenue ..........................    13,128,010             --    3,422,362             --        16,550,372
                                             -----------    -----------   ----------                      -----------
                                               7,441,027     12,952,113    1,998,641                       20,494,806
                                             -----------    -----------   ----------                      -----------
Operating expenses:
Selling and marketing ....................     1,117,228             --      608,448             --         1,725,676
Depreciation and amortization ............     2,996,235      5,316,519      286,576        340,450 (4)     8,939,780
Monitoring expense .......................            --        831,420           --       (443,658)(2)       387,762
Loss from the disposal of equipment ......        31,237             --        5,385             --            36,622
General and administrative ...............     1,834,292      3,211,372    1,166,107        165,932 (5)     6,377,703
                                             -----------    -----------   ----------                      -----------
Total operating expenses                       5,978,992      9,359,311    2,066,516                       17,467,543
                                             -----------    -----------   ----------                      -----------
Income (loss) from operations ............     1,462,035      3,592,802      (67,875)            --         3,027,263
Other income .............................       500,000             --           --                          500,000
Amortization of debt issuance costs ......       794,357        594,555       13,889     (1,179,270)(3)       223,531
Interest expense, net ....................     3,620,152      8,233,295      186,729     (9,205,546)(3)     2,834,630
                                             -----------    -----------   ----------                      -----------
Income (loss) before provision for income
  taxes...................................    (2,452,474)    (5,235,048)    (268,493)                         469,102
Provision (benefit) for income taxes .....      (604,466)            --           --        782,725 (6)       178,259
                                             -----------    -----------   ----------                      -----------
Net income (loss) ........................   $(1,848,008)   $(5,235,048)  $ (268,493)                     $   290,843
                                             ===========    ===========   ==========                      ===========
Net income per share .....................                                                                $      0.02
                                                                                                          ===========
Weighted average number of common shares
  outstanding.............................                                                          (7)    15,485,000
                                                                                                          ===========
EBITDA ...................................                                                          (8)   $11,967,043
                                                                                                          ===========

---------------
(1) IASI has loaned money on a regular basis to both KC and Criticom. This adjustment eliminates the $478,869 of interest income recorded on IASI books. In addition, KC has central station monitoring revenue of $443,658 and placement fees of $974,448 received from IASI.

      Revenue Adjustment
      Interest income...................................................    $  478,869
      Monitoring revenue................................................       443,658
      Placement fees....................................................       974,448
                                                                            ----------
      Decrease in revenue...............................................    $1,896,975
                                                                            ----------

(2) KC has provided central station monitoring services to IASI. This adjustment eliminates the offsetting $443,658 that IASI has recorded as monitoring expense for the year.

(3) A total of $76,500,000 of debt will be paid-off with the proceeds of the offering. This will result in substantially reduced interest expense. Based upon the debt identified to be paid-off and the elimination entry for debt on KC and Criticom's books provided by IASI (item 1), the following is the reduction in interest expense:

                                                                                                 Debt        Interest    Rate
                                                                                                 ----        --------    ----
      KC .................................................................................   $27,128,383    $3,012,998   11.1%
      IASI ...............................................................................    49,371,617     5,713,679   11.6%
                                                                                             -----------    ----------   ----
                                                                                             $76,500,000    $8,726,677   11.4%
                                                                                             ===========    ==========   ====
      Financing provided by IASI:
       KC ................................................................................                     328,650
       Criticom ..........................................................................                     150,219
                                                                                                            ----------
                                                                                    note 1                     478,869
                                                                                                            ==========
      Total interest expense reduction ...................................................                  $9,205,546
                                                                                                            ==========

    Amortization of debt issuance costs includes both costs for the above debt to be paid off and one-time charges in 2001 for other debt paid-off before maturity. An adjustment of $1,179,270 (3) has been recorded to adjust the expense to an amount equal to that related to the remaining debt.

(4) The Dealer relationships were increased by $6,493,496 to adjust to fair value. The amortization is being increased based on the amortization methods and lives currently being used based on historical attrition data. The increase for the year is $340,450.

(5) Executive salaries and benefits have been adjusted to increase compensation to what it would have been if new employment agreements had been in effect at the beginning of the period presented. Salaries are being increased by $966,591 and benefits by $173,789. Administrative costs are being decreased by $974,448 to eliminate financial advisory fees (note 1) IASI paid to KC.

(6) Income tax expense has been adjusted to an effective rate of 38% of income before income taxes allowing for Federal and state income taxes.

(7) There are 17,000,000 shares of common stock already issued or to be issued as a result of this offering. For purposes of per share calculations, it is assumed that the cash raised by this offering not used to retire debt $15,150,000 ($91,650,000 net proceeds less $76,500,000 debt reduction)
    would be used to purchase treasury stock totaling 1,515,000 shares. The net shares of 15,485,000 are assumed to be outstanding as of the beginning of the period.

(8) EBITDA represents earnings before interest, taxes, depreciation and amortization and amortization of debt issuance costs. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our intangible purchases or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

                     INTEGRATED ALARM SERVICES GROUP, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 2002
                                  (unaudited)

                                                  KC           IASI        Criticom     Adjustments      Consolidated
                                                  --           ----        --------     -----------      ------------
Revenue ..................................   $10,989,221    $ 9,608,834   $3,983,010    $(1,238,839)(1)   $23,342,226
Cost of revenue ..........................     7,728,767             --    2,480,036             --        10,208,803
                                             -----------    -----------   ----------                      -----------
                                               3,260,454      9,608,834    1,502,974                       13,133,423
                                             -----------    -----------   ----------                      -----------
Operating expenses:
 Selling and marketing ...................       337,977             --      310,684             --           648,661
 Depreciation and amortization ...........     1,609,221      4,214,353      154,500        186,188 (4)     6,164,262
Monitoring expense .......................            --        656,005           --       (515,770)(2)       140,235
General and administrative ...............       695,387      1,865,976      618,123        259,133 (5)     3,438,619
                                             -----------    -----------   ----------                      -----------
Total operating expenses .................     2,642,585      6,736,334    1,083,307                       10,391,777
                                             -----------    -----------   ----------                      -----------
Income from operations ...................       617,869      2,872,500      419,667             --         2,741,646
Other income .............................       922,275             --           --                          922,275
Amortization of debt issuance costs ......       430,160      1,507,504       13,889     (1,269,009)(3)       682,544
Interest expense, net ....................     2,512,954      5,487,731      130,400     (4,766,824)(3)     3,364,261
                                             -----------    -----------   ----------                      -----------
Income (loss) before provision for income
  taxes...................................    (1,402,970)    (4,122,735)     275,378             --          (382,884)
Provision (benefit) for income taxes .....        78,546             --           --       (224,041)(6)      (145,495)
                                             -----------    -----------   ----------                      -----------
Net (loss) income ........................   $(1,481,516)   $(4,122,735)  $  275,378                      $  (237,389)
                                             ===========    ===========   ==========                      ===========
Net loss per share .......................                                                                $     (0.02)
                                                                                                          ===========
Weighted average number of common shares
  outstanding.............................                                                          (7)    15,485,000
                                                                                                          ===========
EBITDA ...................................                                                          (8)   $ 8,905,909
                                                                                                          ===========

---------------
(1) IASI has loaned money on a regular basis to both KC and Criticom. This adjustment eliminates the $460,977 of interest income recorded on IASI books. In addition, KC has central station alarm monitoring revenue of $515,770 and placement fees of $262,093 received from IASI.

      Interest income...................................................    $  460,977
      Monitoring revenue................................................       515,770
      Placement fees....................................................       262,093
                                                                            ----------
      Decrease in revenue...............................................    $1,238,839
                                                                            ==========

(2) KC has provided central station alarm monitoring services to IASI. This adjustment eliminates the offsetting $515,770 that IASI has recorded as alarm monitoring expense.

(3) A total of $76.5 million of debt will be paid-off with the proceeds of the offering. This will result in substantially reduced interest expense. Based upon the debt identified to be paid-off and elimination entry for debt on KC and Criticom books provided by IASI (item 1), the following is the reduction in interest expense:

                                                                                                 Debt        Interest    Rate
                                                                                                 ----        --------    ----
      KC .................................................................................   $27,128,383    $1,449,007   10.7%
      IASI ...............................................................................    49,371,617     2,856,840   11.6%
                                                                                             -----------    ----------   ----
                                                                                             $76,500,000    $4,305,847   11.3%
                                                                                             -----------    ----------   ----
      Financing provided by IASI:
       KC ................................................................................                     279,579
       Criticom ..........................................................................                     181,398
                                                                                                            ----------
                                                                                    note 1                     460,977
                                                                                                            ==========
      Total interest expense reduction ...................................................                  $4,766,824
                                                                                                            ==========

    Amortization of debt issuance costs includes both costs for the above debt to be paid-off and one-time charges in 2002 for other debt paid-off before maturity. An adjustment of $1,269,009 has been recorded to adjust the expense to an amount equal to that related to the remaining debt.

(4) The Dealer relationships were increased by $6,493,496 to adjust to fair value. The amortization is being increased based on the amortization methods and useful lives currently being applied based on historical attrition data. The increase in amortization for the six months is $186,188.

(5) Executive salaries and benefits have been adjusted to increase compensation to what it would have been if new employment agreements had been in effect at the beginning of the period presented. Salaries are being increased by $440,717 and benefits by $80,508. Administrative costs are being decreased by $262,093 to eliminate placement fees (note 1) IASI paid to KC.

(6) Income tax expense has been adjusted to an effective rate of 38% of income before income taxes allowing for Federal and state income taxes.

(7) There are 17,000,000 shares of common stock already issued or to be issued as a result of this offering. For purposes of per share calculations, it is assumed that the cash raised by this offering not used to retire debt $15,150,000 ($91,650,000 net proceeds less $76,500,000 debt reduction)
    would be used to purchase treasury stock totaling 1,515,000 shares. The net shares of 15,485,000 are assumed to be outstanding as of the beginning of the period.

(8) EBITDA represents earnings before interest, taxes, depreciation and amortization and amortization of debt issuance costs. Management believes that it is widely accepted that EBITDA, as defined, provides useful information about a company's operating performance. This belief is based upon discussions with investors, analysts, creditors and other market professionals. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or GAAP, in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our intangible purchases or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included in another part of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties.

Overview

   We supply a broad range of services to Dealers to allow them to effectively compete in the residential and commercial security alarm market. Our primary service at the current time is state-of-the-art wholesale alarm monitoring. We also provide support for our clients including billing, collection, marketing and access to equipment discount programs. We believe our package of services allows Dealers to compete against self-monitoring national providers in the security alarm market by giving them access to technical sophistication, contract acquisition, financing, back office and other services that they would otherwise not have, while allowing them to remain the local and maintain visible contact with their customer, the end-user of the alarm system. To our Dealers, we provide an integrated solution to their alarm business needs.

   We are the largest wholesale alarm monitoring company in the United States, monitoring approximately 500,000 alarm systems on behalf of approximately 5,000 Dealers. Our alarm monitoring service is provided through three state-of-the-art alarm monitoring centers located in New Jersey, Minnesota and California. Our operators respond to approximately 500,000 alarm activations per month.

   Our revenues are derived primarily from providing alarm monitoring services to Dealers for the benefit of the end-user of the alarm system. We typically enter into contracts with our Dealers to provide alarm monitoring services for periods ranging from one to five years. The majority of alarm monitoring contracts entered into by end-users with our Dealers generally permit cancellation with notice of 30-60 days before the end of the original, or any renewal, contract term. Some alarm monitoring contracts with alarm dealers have longer, more definitive terms. However, essentially all alarm monitoring contracts may be broken for non-performance. Our Dealer's alarm monitoring contracts may require the Dealer to place his entire portfolio of end-user alarm monitoring contracts in our monitoring facilities. Our revenues will fluctuate based upon the net number of end-users alarm monitoring contracts and the timing of connections and disconnections that any one Dealer has with us. Our revenues will also fluctuate based upon the number of Dealers that are added or lost during any particular period. We may gain or lose Dealers based upon the quality, range or price of the services we provide relative to what is provided by our competitors and the effectiveness of our sales and marketing efforts. Our revenues may also be affected by the application of various pricing strategies we may choose to use with our Dealers.

   In addition to our organic revenue growth, our revenues may fluctuate because of any acquisitions of wholesale alarm monitoring businesses (i.e. call centers or central stations) we may make during any particular period. Our on-going revenues derived from acquired businesses are based upon the dealer relationships and net number of end-users' alarm monitoring contracts with dealers and the timing of connections and disconnections that any one Dealer has with us. Our recurring monthly revenues derived from acquired businesses are also subject to the standard risks associated with any acquisition and subsequent integration. We may suffer attrition because of, among other things, the simple fact of change, differences in the application of policies and procedures, or disruption caused by any conversion or consolidation activity.

   The cost of services is primarily a function of labor, telecommunication, data processing and technical support costs. Labor costs are driven in part by the number and productivity of operators, supervisors and management within our call centers that provide alarm monitoring services on behalf of our Dealer customers. Labor costs are also a function of the quality of our data processing, customer service and quality management functions. Labor costs also reflect the number of technical staff required to maintain and develop our state-of-the-art monitoring systems. Telecommunication costs reflect, among other things, the number of signals processed, the time required to process any particular signal, the number and type of lines, the design and functionality of our telecommunications network and the negotiated rate with our chosen telecommunication providers. We are constantly evaluating how to improve the quality of our services while lowering the cost of providing those services. We estimate that we presently have sufficient capacity to provide alarm monitoring services to approximately 750,000 end-users.

   Our operating expenses are primarily comprised of general and administrative, selling and marketing and depreciation and amortization expenses. General and administrative expenses are comprised primarily of officer salaries, rent and professional fees. Fluctuations in general and administrative expenses generally reflect net increases in staff associated with acquisitions, changes in professional fees primarily associated with acquisition activity, and merit compensation increases. Selling and marketing expenses are primarily driven by the size of sales force, commissions based upon successful selling activities and advertising. Depreciation and amortization expenses are primarily a function of the acquisition of dealer relationships.

   Streamlining of Operations. To enhance our cost structure, we have completed the consolidation of two alarm monitoring facilities to improve operating efficiencies. During 2001, we commenced the process of consolidating our Van Nuys, California alarm monitoring facility into our alarm monitoring facility in Santa Fe Springs, California and consolidating our Hackensack, New Jersey alarm monitoring facility into our alarm monitoring facility in Manasquan, New Jersey. The consolidations were completed in August 2002. The Manasquan facility now monitors approximately 260,000 accounts. The Santa Fe Springs facility now monitors approximately 150,000 accounts. While there can be no assurance that we will achieve our cost saving objectives, we have identified as much as $2.2 million in expense reductions that could be realized from the consolidations. The major expense categories where we expect to realize savings include telecommunications, operator salaries, general and administrative expenses and rent expenses.

   Acquisitions. On September 26, 2002, we, through a newly formed wholly owned subsidiary, Criticom IDC Corp., acquired 100% of Criticom International Corporation's capital stock, a Minnesota based alarm monitoring call center that supports digital alarm monitoring as well as GPS technology. The shareholders of Criticom International Corporation received 684,753 shares of our Common Stock, $1.0 million and a contingent payment of 263,000 shares of our common stock tied to Criticom's financial performance. The purchase of Criticom added approximately 400 Dealer relationships that service 80,000 end-user alarm monitoring contracts with $372,000 in recurring monthly revenue. As part of this transaction Criticom International Corporation merged into Criticom IDC Corp. with Criticom IDC Corp. being the surviving corporation.

   In connection with the Criticom transaction, we also acquired a 2.055% interest in Royal Thoughts, LLC, a Minnesota limited liability company whose primary assets include various intellectual properties. In consideration for the 2.055% interest in Royal Thoughts, LLC, we delivered a promissory note in the amount of $685,000 to Royal Thoughts.

   Our newly formed subsidiary, Criticom IDC Corp. also received a 2.970% interest in Royal Thoughts, LLC. In consideration for that interest, Criticom IDC Corp. converted a $675,000 promissory note due from Royal Thoughts, LLC.

   In January 2002, we acquired certain assets of RTC Alarm Monitoring Services, a wholesale security system alarm monitoring business located in Roseville, California. The total purchase price was $5.1 million, which included Dealer relationships ($4.4 million), accounts receivable ($.2 million) and property & equipment ($0.5 million). The purchase was financed with debt totaling $5.8 million, which funded the purchase price, along with providing a $.425 million working capital infusion for us, $0.1 million in restricted cash and financing fees totaling $0.175 milion. The acquisition initially added 270 Dealers to our Dealer count. As of November 2002, 237 Dealers remain and 33 Dealers have moved their monitoring business. Although, attrition is an anticipated factor when a third party monitoring station acquires and consolidates the operations of another independent monitoring station, management believes that we have a cause of action against the seller for certain contractual misrepresentations regarding the attrition rates related to certain Dealer alarm monitoring contracts included in the purchase price. As a result we have instructed counsel to prepare the necessary filings to pursue a cause of action, which we believe will result in substantial recovery.

   In October 2001, we acquired certain assets of Custom Design Security ("CDS"), a wholesale security alarm monitoring business located in Sarasota, Florida. CDS's purchase price was $1.2 million, which included Dealer relationships ($1.0 million), accounts receivable ($.1 million) and property & equipment

($0.1 million). This acquisition was financed with debt totaling $1.425 million. The sellers received $1.2 million while the balance was retained by us for working capital ($.1 million), financing fees ($.075 million) and an attrition reserve fund ($.05 million). The CDS acquisition initially added 94 Dealers to our Dealer count. As of November 2002, 77 Dealers remain and 17 Dealers have moved their monitoring business.

   The debt incurred for the RTC and the CDS acquisitions was financed with a related party. The results of operations are included in our combined financial statements from the date of acquisition.

   On May 11, 2000 we, through a newly formed wholly owned subsidiary, acquired 99% of the common stock of Griptight Holdings, Inc., a corporation whose sole asset was 80% of the stock of Monital Signal Corporation. At the same time, we acquired the remaining 20% of the stock in Monital from an unrelated party.
The purchase price of $10.7 million, net of cash acquired of $829,566, financing costs of $316,025, and all other closing costs were financed with debt of $14.1 million. In addition, a related entity owned by certain our stockholders paid $1.4 million of long-term debt, and $1.9 million of retail end-user alarm monitoring contracts were transferred to that related entity. This resulted in a dividend distribution of $329,144 and a compensation charge of $197,486. The acquisition of Monital Signal Corporation added 1,002 Dealers to our Dealer count. As of November 2002, 893 Dealers remain and 109 Dealers have moved their monitoring business.

   In June 1999, we acquired certain assets and assumed certain liabilities of Criticom International Corporation, CA (Criticom CA), which provided us with an alarm monitoring facility in Santa Fe Springs California. The Criticom CA acquisition initially added 190 Dealers to our Dealer count. As of November 2002, 150 Dealers remain and 40 Dealers have moved their monitoring business.

   When determing the amount to be paid for an acquisition, management factors into the purchase price first year Dealer fall-out of 10% to 15% of the initial Dealer count. The anticipated attrition is also factored into the determined purchase price. Stablilization of Dealer count generally is realized within 9 to 12 months post closing.

   Note regarding information presented. The information provided below for "Operations" is derived from the financial statements of KC Acquisition Corporation for the respective periods. The information provided below for "Liquidity and Capital Resources" is derived from the financial statements of KC Acquisition Corporation and Integrated Alarm Services Inc. for the respective periods.

Operations

   In December 2001, we commenced a consolidation process of our monitoring facilities and a systems conversion for a material percentage of our Dealer and end-user base. The disruption caused by these activities negatively impacted our revenues. We expect this trend will continue until the efforts we are making to (i) acquire new Dealers and end-user accounts, (ii) reduce our rate of Dealer and end-user attrition, and (iii) resolve any service issues caused by the consolidation of our four monitoring facilities into two and by the systems conversion of our Monital subsidiary to MAS(R), or Monitored Automation Systems, are successful. Unless we are able to reverse these trends, net losses of Dealers and end-user accounts could have a material and adverse affect on our business, financial condition, results of operations and cash flows.

   Our recurring monthly revenue may include amounts billable to customers or Dealers with past due balances which we believe are collectible. We seek to preserve the revenue stream associated with each end-user alarm monitoring contract, primarily to maximize our return on the investment we made to generate each alarm monitoring contract or Dealer relationship. As a result, we actively work to collect amounts owed to us and to retain the end-user at the same time. In some instances, we may allow more than six months to collect past due amounts, while evaluating the ongoing customer or Dealer relationship. After we have made every reasonable effort to collect past due balances, we will disconnect the customer and include the loss in attrition calculations.

   Customer creation and marketing. Our current customer acquisition strategy relies on both internally generated sales and acquiring dealer relationships and alarm monitoring contract rights to monitor security systems. We currently have a salaried and commissioned sales force that operates in four regions covering the

48 contiguous states. The internal sales program generated 99,106 alarm monitoring contracts and 88,598 alarm monitoring contracts in 2001 and 2000, respectively.

   Attrition. Dealer attrition has a direct impact on our results of operations since it affects our revenues, amortization expense and cash flow. We define attrition in the wholesale alarm monitoring business as the number of Dealer relationships lost, expressed as a percentage, for a given period. In some instances, we use estimates to derive attrition data. We monitor dealer attrition each month, each quarter and each year. In periods of dealer revenue growth, dealer attrition may be understated and in periods of dealer decline, Dealer customer attrition may be overstated. Our actual attrition experience shows that the relationship period with any individual Dealer or end-user can vary significantly. Dealers discontinue service with us for a variety of reasons, including but not limited to, the sale of their alarm monitoring contracts, performance issues and receipt of lower pricing from competitors. End-users may discontinue service with the dealer and therefore with us for a variety of reasons, including, but not limited to, relocation, service issues and cost. A portion of Dealer relationships, whether acquired or originated via our sales force, can be expected to discontinue service every year. Any significant change in the pattern of our historical attrition experience would have a material effect on our results of operations, financial position or cash flows.

   For the years ended December 31, 1999, 2000 and 2001, our total company trailing annual dealer account growth rates excluding acquisitions were 20.0%, 4%, and 11.0%, respectively. The table below shows the change in KC's dealer end-user base including dealer end-user additions and losses from 2001 to 1999.

                                                                                                     Year Ended December 31,
                                                                                                   ----------------------------
                                                                                                    1999       2000      2001
                                                                                                   -------   -------    -------
    Beginning Balance, January 1,..............................................................    169,477   238,541    342,345
    End-users added, excluding acquisitions....................................................     78,960    88,598     99,106
    End-users acquired.........................................................................     35,738    94,670     11,557
    End-user losses............................................................................     45,634    79,464     62,792
                                                                                                   -------   -------    -------
    Ending Balance, December 31,...............................................................    238,541   342,345    390,216
                                                                                                   =======   =======    =======

Critical Accounting Policies.

   Our discussion and analysis of results of operations, financial condition and cash flows are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to dealer relationships, goodwill, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Note 2 of the "Notes to Combined Financial Statements" includes a summary of the significant accounting policies and methods used in the preparation of our combined financial statements. The following is a brief description of the more significant accounting policies and methods we use.

   Revenue recognition. All of our revenue is recognized on an accrual basis. Accounts receivable consists primarily of amounts due from Dealers located in the United States. Credit is extended based upon an evaluation of the Dealer's financial condition and credit history. Receivables that are deemed uncollectible have been provided for in our allowance for doubtful accounts. If the Dealers financial condition were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

   Deferred costs. Debt issuance costs represents direct costs incurred in connection with obtaining financing with related parties and banks. Debt issuance costs are being amortized over the life of the related obligations using the effective interest method.

   Intangible assets. Dealer relationships represent value ascribed to the intangible relationships with Dealers in connection with acquisitions. Goodwill represents the excess of the purchase price over the fair value of net assets acquired by us. These assets are tested for impairment on a periodic basis or as circumstances warrant. Recoverability of Dealer relationship costs and goodwill are highly dependent on our ability to maintain our dealers. Factors we consider important that could trigger an impairment review include higher levels of attrition of Dealers and/or end-user alarm monitoring contracts and continuing recurring losses.

   An impairment would be recognized when the undiscounted expected future operating cash flows from Dealers is less than the carrying value of capitalized Dealer relationship costs. We performed impairment tests on our Dealer relationship costs as of December 31, 2001. These tests have indicated that future estimated undiscounted cash flows exceeded the sum of the recorded balances for dealer relationships and goodwill. Dealer relationship costs are being amortized on a straight-line basis over their estimated useful lives of 15 years.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We have not identified any such impairment losses for the six months ended
June 30, 2002.

   Income taxes. On a historical basis, our stockholders elected under Subchapter S of the Internal Revenue Code and for state income tax purposes not to be taxed as a corporation and as such, federal income taxes are the responsibility of the individual stockholders. Monital and Monital Funding are treated as C corporations, which result in these entities recognizing the tax consequences of "temporary differences" between financial statements and tax basis of existing assets.

   As part of the process of preparing our combined financial statements, we will be required to estimate our income taxes in each of the jurisdictions in which we operate. This process will involve estimates of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes.

Results of Operations

Six Months Ended June 30, 2002 Compared to (unaudited) Six Months Ended June 30, 2001

   The following table sets forth, for the periods indicated, selected statements of operations data for KC:

                                                     Six months ending June 30,
                                                 2001 (unaudited)   2002 (unaudited)
                                                 ----------------   ----------------
                                                          (in thousands,
                                                       except per share data)
    Total revenue ...........................        $ 9,760             $10,989
    Cost of revenue .........................          6,670               7,729
                                                     -------             -------
                                                       3,090               3,260
    Operating expenses:
      Selling and marketing..................            514                 338
      Depreciation and amortization..........          1,546               1,609
      General and administrative.............            498                 695
    Total operating expenses ................          2,558               2,642
                                                     -------             -------
    Income from operations ..................            532                 618
                                                     -------             -------
    Other income ............................            500                 922
                                                     -------             -------
    Amortization of debt issuance costs .....            354                 430
    Interest expense ........................          1,821               2,513
                                                     -------             -------
    Loss before provision for income taxes ..         (1,143)             (1,403)
                                                     -------             -------
    Provision (benefit) for income taxes ....           (323)                 79
                                                     -------             -------
    Net loss ................................        $  (820)            $(1,482)
                                                     =======             =======
    Net loss per share ......................        $(4,102)            $(7,408)
                                                     =======             =======

   The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues for KC:

                                                     Six months ending June 30,
                                                 -----------------------------------
                                                 2001 (unaudited)   2002 (unaudited)
                                                 ----------------   ----------------
                                                          (in thousands,
                                                       except per share data)
    Total revenue ...........................         100.0%              100.0%
    Cost of revenue .........................          68.3%               70.3%
                                                       31.7%               29.7%
    Operating expenses:
      Selling and marketing..................           5.3%                3.1%
      Depreciation and amortization..........          15.8%               14.6%
      General and administrative.............           5.1%                6.3%
       Total operating expenses..............          26.2%               24.0%
    Income from operations ..................           5.5%                5.6%
    Other income ............................           5.1%                8.4%
                                                      -----               -----
    Amortization of debt issuance costs .....           3.6%                3.9%
    Interest expense ........................          18.7%               22.9%
                                                      -----               -----
    Net loss ................................           8.4%               13.5%
                                                      =====               =====

   Revenue. Revenues for unaudited six months ended June 30, 2002 were $10.989 million compared to $9.760 million for the same period in the prior year, an increase of $1.228 million or 12.6%. The increase in revenue reflects the acquisitions of CDS and RTC. The total number of alarm monitoring contracts monitored for our Dealers at June 30, 2002 was approximately 404,558, a net increase of approximately 14,342 alarm monitoring contracts during the period.

   Cost of Revenue. The cost of revenue increased by $1.058 million from $6.670 million to $7.728 million, or 15.9%. The increase in operating unit costs reflects increases primarily in telecommunication, operator and Dealer care expenses resulting from our acquisitions of CDS and RTC. As a result, the direct margin attributable to the alarm monitoring operations decreased to 29.7% from 31.7%, approximately $170,000.

   Operating Expenses. General and administrative expenses increased by $197,852 from $497,535 to $695,387, or 39.8%, reflecting increases primarily in professional fees associated with increases in audit expenses.

   Selling and marketing expenses decreased by $175,917 from $513,894 to $337,977 or 34.2%. The decrease reflects open positions in the sales force plus lower advertising, trade show and travel expenses.

   Depreciation and amortization expenses increased $.063 million, or 4.1%, from $1.546 million to $1.609 million, reflecting in part higher amortization expenses of Dealer relationships associated with the acquisitions of CDS and RTC.

   Other Income. Other income of $922,275 was attributable to forgiveness of debt in connection with a litigation settlement in 2002.

   Amortization of Debt Issuance Costs. The amortization of debt issuance costs increased $75,704 from $354,456 to $430,160, or 21.4%, reflecting additional financing costs associated with raising debt to fund the acquisitions of CDS and RTC.

   Interest Expense. Interest expense increased by $.691 million from $1.821 million to $2.512 million, or 38.0%. This was primarily due to increases in average debt outstanding associated with the acquisitions of CDS and RTC.

   The following table sets forth, for the periods indicated, selected statements of operations data:

                                                                                                    Years Ending December 31,
                                                                                                  -----------------------------
                                                                                                    1999       2000      2001
                                                                                                  --------   -------    -------
                                                                                                          (in thousands,
                                                                                                       except per share data)
    Total revenue.............................................................................    $ 12,722   $18,775    $20,569
    Cost of revenue...........................................................................       9,217    13,139     13,128
                                                                                                  --------   -------    -------
                                                                                                     3,505     5,636      7,441
    Operating expenses:
      Selling and marketing...................................................................       1,345     1,473      1,117
      Depreciation and amortization...........................................................       1,765     2,673      2,996
      Loss on disposal of equipment...........................................................          62        15         31
      General and administrative..............................................................         559     1,559      1,834
                                                                                                  --------   -------    -------
    Total operating expenses..................................................................       3,731     5,720      5,979
    (Loss) income from operations.............................................................        (226)      (84)     1,462
    Other income..............................................................................          --        --        500
    Amortization of debt issuance costs.......................................................         647       743        794
    Interest Expense..........................................................................       1,828     3,082      3,620
                                                                                                  --------   -------    -------
    Loss before provision for income taxes....................................................      (2,701)   (3,909)    (2,452)
    Benefit for income taxes..................................................................          --    (4,660)      (604)
                                                                                                  --------   -------    -------
    Net (loss) income.........................................................................    $ (2,701)  $   751    $(1,848)
                                                                                                  ========   =======    =======
    Net (loss) income per share...............................................................    $(13,509)  $ 3,753    $(9,240)
                                                                                                  ========   =======    =======

   The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                                                                              Years Ending
                                                                                                              December 31,
                                                                                                         ----------------------
                                                                                                         1999     2000    2001
                                                                                                         -----   -----    -----
    Total revenue....................................................................................    100.0%  100.0%   100.0%
    Cost of revenue..................................................................................     72.4%   70.0%    63.8%
                                                                                                          27.6%   30.0%    36.2%
    Operating expenses:
      Selling and marketing..........................................................................     10.6%    7.8%     5.4%
      Depreciation and amortization..................................................................     13.9%   14.2%    14.6%
      General and administrative.....................................................................      4.4%    8.3%     8.9%
      Loss from disposal of equipment................................................................      0.5%    0.1%     0.2%
        Total operating expenses.....................................................................     29.3%   30.5%    29.1%
    (Loss) income from operations....................................................................     (1.8%)  (0.4%)    9.5%
    Other income.....................................................................................       --      --      2.4%
    Amortization of debt issuance costs .............................................................      5.1%    4.0%     3.9%
    Interest expense.................................................................................     14.4%   16.4%    17.6%
    Net (loss) income................................................................................    (21.2%)   4.0%    (9.0%)

2001 COMPARED TO 2000

   Revenue. Revenues for 2001 were $20.6 million compared to $18.8 million for the same period in the prior year, an increase of $1.8 million or 9.6%. The increase in revenue was due to growth in internally generated accounts monitored plus the acquisition of CDS. Revenues from IASI for alarm monitoring service decreased by $.7 million or 58.3% to $.5 million from $1.2 million. The average price realized for alarm monitoring services per end-user alarm monitoring contract was $4.39 per month in 2001, a decrease of $.92 per month from approximately $5.31 per month per end-user alarm monitoring contract per month in 2000, primarily due to increased concessions negotiated with IASI for alarm monitoring services. The average recurring monthly revenue and average number of end-user alarm monitoring contracts increased in 2001 as a result of the acquisition of Monital Signal Corp. (MSC) in May 2000. The total number of end-user alarm monitoring contracts monitored at December 31, 2001 was approximately 390,216, a net increase of approximately 47,871 end-user alarm monitoring contracts for the year. Concessions for monitoring services negotiated with IASI were $993,000 in 2001 versus $2,000 in 2000.

   Cost of Revenue. The cost of revenue remained constant from 2000 to 2001 at $13.1 million. The decrease in cost of revenue as a percentage of sales reflects a 13.7% increase in operator salaries and a 9.8% increase in telecommunication expenses that were offset by decreases of 27.7% in Dealer care salaries, 6.3% in benefit and employer paid taxes and 32.9% in other operating expenses. In each case, reflecting our ownership of MSC for twelve months in 2001 and seven months in 2000. As a result, the margin attributable to the central station operations increased to 36.2% in 2001 from 30.0% in 2000.

   Operating Expenses. General and administrative expenses increased by $0.2 million from $1.6 million to $1.8 million, or 12.5%, resulting primarily from the acquisition of MSC and increases in professional fees.

   Selling and marketing expenses decreased by $0.4 million from $1.5 million to $1.1 million, or 26.7%. During 2001, the sales force was reconfigured in an effort to increase the productivity for each sales person. As a result, certain administrative and customer service duties were transferred to customer support representatives, which were reclassified as general and administrative expenses.

   Depreciation and amortization expenses increased $0.3 million from $2.7 million to $3.0 million, or 11.1% reflecting the acquisition of MSC. Depreciation expense remained consistent at $0.5 million between years.

   Other Income. Other income increased $500,000 as a result of a break up fee related to the failed merger with SAI.

   Amortization of Debt Issuance Costs. The amortization of debt issuance costs increased $.1 million from $.7 million to $.8 million, or 14.3%, reflecting the additional indebtedness associated with the acquisitions of MSC and CDS.

   Interest Expense. Interest expense increased by $.5 million, or 16.1%, from $3.1 million to $3.6 million. This was primarily due to higher levels of average debt outstanding because of the MSC acquisition in May 2000.

2000 COMPARED TO 1999

   Revenue. Revenues for 2000 were $18.8 million compared to $12.7 million for the same period in the prior year, an increase of $6.1 million or 48%. The increase in revenue was due to growth in internally generated accounts monitored plus the acquisition of MSC. Related party monitoring fee and placement fee revenues increased by $.8 million or 133% to $1.4 million from $.6 million. The average price realized for alarm monitoring services per end-user alarm monitoring contract was $5.30 per month in 2000, an increase of $.16 per month from approximately $5.14 per month per end-user alarm monitoring contract in 1999. The total number of end-user alarm monitoring contracts monitored at December 31, 2000 was approximately 342,345, a net increase of 103,804 end-user alarm monitoring contracts during the year. The increase in revenue was partially offset by the transfer of 3,000 retail alarm monitoring contracts, representing approximately $81,000 in recurring monthly revenues, to IASI.

   Cost of Revenues. The cost of revenue increased by $3.9 million from $9.2 million to $13.1 million, or 42.4%. The increase in cost of revenue unit costs reflects in part a 74.7% increase in operator salaries, a 58.5% increase in benefits and employer paid taxes for operators and a 73.4% increase in telecommunications costs, in each case, associated with the acquisition of MSC. As a result, the margin attributable to central station operations increased to 30.0% in 2000 from 27.6% in 1999.

   Operating Expenses. General and administrative expenses increased by $1.0 million from $.6 million to $1.6 million, or 167%, reflecting a net increase in staff associated with the acquisition of MSC as well as incremental expenses associated with an unsuccessful merger.

   Selling and marketing expenses increased by $.2 million from $1.3 million to $1.5 million, or 15.4%. The increase reflects in part additional sales staff associated with the acquisition of MSC.

   Depreciation and amortization expenses increased $.9 million from $1.8 million to $2.7 million, or 50% reflecting the acquisition of MSC.

   Amortization of Debt Issuance Costs. The amortization of debt issuance costs increased $.1 million from $.6 million to $.7 million, or 16.7%, resulting from an increase in debt issuance costs from financing the acquisition of MSC.

   Interest Expense. Interest expense increased by $1.3 million from $1.8 million to $3.1 million, or 72.2%. The increase was primarily a result of higher average debt outstanding associated with the acquisition of MSC.

   Note regarding information presented. The information provided below for "Liquidity and Capital Resources" is derived from the combined historical financial statements of KC Acquisition Corporation and Integrated Alarm Services Inc. for the respective periods.

Liquidity and Capital Resources

   Our principal uses of cash have been to acquire central stations and alarm monitoring contracts, fund debt service and provide working capital. We plan to use 83% of the net proceeds of this offering to repay existing debt, thereby dramatically reducing our interest cost and debt amortization. We anticipate that the primary use of cash in the future will be to acquire central stations, purchase alarm monitoring contracts and finance working capital. Since 1998 we have funded our operations either through cash generated from operations, bank borrowings or other financings.

   Net cash provided by operating activities was $2.4 million for the unaudited six-month period ended June 30, 2002 compared to $4.9 million for the year ended December 31, 2001. The decrease in cash provided by operations was primarily the result of a reduction in the net loss for the period and a positive change to working capital. Net cash provided (used in) by operating activities was $4.9 million and $(.9) million for 2001 and 2000, respectively. The increase was primarily a result of additional operating income in 2001 and an increase in working capital of approximately $.4 million.

   Net cash used in investing activities was $5.9 million for the six-month period ended June 2002 compared to $40.9 million for the year ended
December 31, 2001. The decrease is primarily due to reduced purchases of Dealer relationships and end-user alarm monitoring contracts of $28 million. Net cash used in investing activities was $40.9 million and $26.2 million for 2001 and 2000, respectively. The increase is primarily due to increased purchases of Dealer relationships and end-user alarm monitoring contracts of $11 million.

   Net cash provided by financing activities was $1.9 million for the six-month period ended June 2002 compared to $36.4 million for the year ending
December 31, 2001. The decrease is primarily due to repayment of long term debt of $18.0 million and decrease in capital contributions (withdrawals) of $15.1 million. Net cash provided by financing activities was $36.4 million and $28.6 million for 2001 and 2000, respectively. The increase is primarily due to the increase in proceeds from the issuance of long-term debt of $3.0 million and increases in capital contributions (withdrawals) net of $10.9 million which was offset by an increase of $2.3 million of debt issuance costs.

   Cash and cash equivalents do not include cash held on at various lending institutions as debt service reserve funds. We maintained restricted cash of $4.1 million, $4.2 million and $2.8 million for the periods ending June 2002, December 2001 and December 2000, respectively.

   As of September 30, 2002, we have the following cash flow obligations:

                                                                                 Payments Due by Period
                                                                                    In USD (Millions)
                                                                                 -----------------------
                                                                                Less Than       One to       Three to       After
                                                                       Total     One Year    Three Years    Five Years   Five Years
                                                                       ------   ---------    -----------    ----------   ----------
Total Debt.........................................................    $152.7      $7.8         $94.6         $50.3         $0.0
Operating Leases...................................................       0.5       0.1           0.3           0.1          0.0
                                                                       ------      ----         -----         -----         ----
                                                                       $153.2      $7.9         $94.9         $50.4         $0.0
                                                                       ======      ====         =====         =====         ====

   A principal element of our business strategy is to acquire dealer relationships and retail security alarm monitoring contracts and manage Dealer relationships who have alarm monitoring contracts with end users. Purchase of such contracts involve a number of special risks, including credit worthiness of customers, early cancellation for poor service and non-renewal due to competition, all of which result in account attrition (i.e. cancellation). In addition, monitoring system failures by contracted monitoring companies could result in cancellation and a reduction in revenues from end-user alarm monitoring contracts. We have incurred net losses since inception and has a deficit in equity at December 31, 2001 and unaudited June 30, 2002. We have a working capital deficit of approximately $19,900,000 and $18,000,000 at December 31, 2001 and (unaudited) June 30, 2002. Further, we were in default of certain debt covenants and obtained bank waivers. We plan to fund operating and working capital deficits is to refinance existing debt arrangements. We have refinanced certain debt from monthly principal and interest payments to interest only payments with principal due at maturity. We have a balloon payment in May 2003 of approximately $8,000,000. We plan to continue with such refinancing efforts to improve our working capital deficit. Management believes based on past experience with refinancings that they will be successful in such future refinancings. However, there can be no assurances that management will be successful in executing future refinancings. Absent refinancing the May 2003 balloon payment, we will be required to raise additional capital to fund operations and debt service. However, there is no assurance that such funding will be available if needed.

   In October 2002, we obtained a $3.0 million loan from a related party that bears interest at a rate equal to the preferred broker call rate charged by Bear Stearns Securities Corp. to its correspondent Broker Dealers, plus two and one-half (2 1/2) percent per annum. The funds may be used for working capital purposes. The note is due on March 15, 2004.

   Also in October 2002, we refinanced debt with our largest lender. The agreement related to three debt agreements and reduced the principal amortization while maintaining the existing interest rates ranging from 8% to 12.5%.

   Our short-term liquidity and capital requirements will be covered by operating cash flow and net proceeds from the $5.5 million Convertible Bond Offering, loans from a related party and extension of $8.0 million Secured Promissory Notes due in April of 2003.

   We anticipate a material change in our cost of capital resources as part of this offering as we plan to retire $76.5 million of debt with an average interest rate of approximately 11.3% and replace it with equity.

   There are no material capital expenditures anticipated other than the continued purchase of monitoring contracts.

Recent Accounting Pronouncements Not Yet Adopted

   In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS 143 to have a material effect on our combined financial statements.

   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. This Standard addresses a number of items related to leases and other matters and is effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of SFAS No. 145 to have a material effect on our combined financial statements.

   In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This Standard addresses the recognition, measurement and reporting costs that are associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS
No. 146 to have a material effect on our combined financial statements.

Disclosures About Market Risk

   Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term and restricted investments in a variety of interest-bearing instruments included United States government and agency securities, high-grade United States corporate bonds, municipal bonds, mortgage-backed securities, commercial paper and money market accounts at established financial institutions. Due to the nature of our short-term and restricted investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other significant derivative financial instruments.

   We have all fixed rate debt.

                                    BUSINESS

   We supply a broad range of services to independent security alarm dealers, which we refer to as "Dealers", to allow them to effectively compete in the residential and commercial security alarm market. Our services include state-of-the-art wholesale alarm monitoring and financing solutions, including purchasing Dealers' alarm monitoring contracts for our own portfolio and providing loans to Dealers collateralized by those alarm monitoring contracts. We also provide support for our Dealers including billing, collection, marketing and access to equipment discount programs. We believe our package of services allows Dealers to compete against self-monitoring national providers in the security alarm market by giving them access to technical sophistication, alarm monitoring contract acquisition, financing, back office and other services that they would not otherwise have, while allowing them to remain the local and visible contact with their customer, the end-user of the alarm. To our Dealers, we provide an integrated solution to their alarm business needs.

   We are the largest wholesale alarm monitoring company in the United States, monitoring approximately 500,000 alarm systems on behalf of approximately 5,000 Dealers. Our alarm monitoring service is provided through three state-of-the-art, redundant alarm monitoring centers located in New Jersey, Minnesota and California. We are one of the largest providers of capital to Dealers. Our operators respond to approximately 500,000 alarm activations monthly. Since 1993, we have provided financing to the alarm industry in the form of loans or the purchase of alarm monitoring contracts which loans have totaled approximately $350 million. We currently hold approximately 48,000 alarm monitoring contracts in our portfolio.

Our Industry

 Overview

   The electronic security alarm industry is characterized by a large number of privately owned companies involved in security alarm sales, installation, repair and monitoring. Taken together, these 10,000 to 12,000 Dealers have a nationwide presence and represent approximately 75% of the total market. We target the needs of this nationwide market of Dealers and the opportunities that they represent.

   According to Security Distributing and Marketing ("SDM"), the United States electronic products and services security industry has grown from $8.8 billion in revenues in 1989 to $19.2 billion in revenues in 2001, which is a compound annual growth rate of 7.4%. This market is expected to grow at a rate of 6.4% annually over the next several years, according to the Central Station Alarm Association. In 2001, the top 100 firms in the security industry accounted for $4.58 billion or 24% of the total market and the top four firms accounted for $3.3 billion or 17% of the total market. In 2001, according to SDM, $4.2 billion or 22% of the overall security market was directly related to the monitoring component of security alarm systems. The remainder of the market was primarily residential and commercial security systems sales and installations, accounting for $12.1 billion in 2001. The sale and installation of security systems is the core business of the Dealers to whom we provide service.

   We estimate that our target market in the monitoring portion of the security market was approximately $3.2 billion in 2001.

   The growth in the security alarm industry has been fueled by several factors. We believe the aging of the population and the increase in two-career families have both contributed to an increased focus on the security of the home. Security Sales, an industry publication, reported in January 1999 that residences without alarm systems were more than twice as likely to be burglarized as those with systems (14.8% vs. 6.6%) and that commercial sites without alarm systems were 4.5 times more likely to be burglarized than those with systems (7.59% vs. 1.66%). Consequently, many insurance companies offer discounts to home and business owners who install alarm systems. In fact, many commercial enterprises are required by insurance underwriters to have monitored alarm systems. These factors and others, including a heightened awareness of overall security needs, have resulted in an increasing number of homes in North America with monitored security systems. According to The Freedonia Group, Inc., the current penetration of alarm systems in existing homes in North America is 18% and is expected to exceed 20% by 2006. Additionally, we believe that many new homes have pre-installed security alarm systems. We also anticipate that historic growth rates in this industry will be surpassed as technology continues to lower the cost of remote monitoring and increases the potential applications of monitoring call centers. Such new applications include personal monitoring for the elderly or health impaired and using Global Positioning Systems ("GPS") to monitor the location of equipment and other assets. In connection with this asset tracking motivation many commercial users of GPS are adding a safety and security element for their human resources.

   Another important dynamic of the security alarm industry has been the consolidation of the highly fragmented Dealer and wholesale monitoring station markets. For example, according to SDM, 12% of Dealers made at least one acquisition. We believe that the security alarm market will continue to experience consolidation, as alarm providers and Dealers look to strategically acquire competitors, creating larger and more efficient operations. Such larger and more efficient platforms will be necessary in order to realize scale benefits inherent with investments in new technology. We expect that incremental investment requirements, coupled with capital constraints, may drive many Dealers to sell their businesses in the near-term, rather than to wait for other exit events such as retirement or generational transfer.

 Dealer Operations

   The primary sources of revenue for Dealers are the sale and installation of security alarm systems and the monthly subscription of the monitoring service. Typically, upon installation, the end-user enters into a alarm monitoring contract for a one-year to five-year period. Under an alarm monitoring contract, the Dealer agrees to monitor, or contract with another company to monitor, the security alarm from a remote location and to take certain pre-determined actions, such as calling the police, an ambulance service, or fire department, when a security system is triggered and an alarm signal is received. After its initial term, most alarm monitoring contracts are automatically renewed on an annual basis unless the Dealer or end-user notifies the other party within a defined time period that the alarm monitoring contract will not be renewed. We believe that the industry average life of an alarm monitoring contract is approximately 9 years.

   Most Dealers do not have the capability to monitor alarms internally, and outsource the monitoring and/or administrative aspects of the business to an outside wholesale alarm monitoring company. We believe that Dealers look for a partner, such as us, who offers a wide array of services, including state-of-the-art monitoring service, billing and collection capabilities, marketing support, all at a reasonable cost.

   Financing support is often just as important as monitoring support since many Dealers are constrained by the working capital requirements required to build their business. In many cases, the cost of the installed equipment to the end-user is at or below the Dealer's cost. In these cases much of the Dealer's capital and financial return comes from future monthly payments under the alarm monitoring contracts. As a result, Dealers often need or desire to monetize these alarm monitoring contracts. Consequently, they often will sell or borrow against their alarm monitoring contracts, rather than collecting the payments over a period of time.

   Although there is a well developed market for the purchase and sale of alarm monitoring contracts and several specialty finance companies have been willing to lend against alarm monitoring contracts held by Dealers, many Dealers have not had access to traditional credit lending markets. Several characteristics of the industry, including the lack of standardization among individual alarm monitoring contracts and the under-capitalization of most Dealers, make it difficult for traditional lenders to comfortably lend against the value of the individual alarm monitoring contracts. Further, the ability to provide or control monitoring service is critical to maximizing the value of the alarm monitoring contract since service issues are the primary reasons why end-users do not renew alarm monitoring contracts. Traditional lenders do not have this capability.

   When acquiring alarm monitoring contracts from Dealers, purchasers typically pay a multiple of the monthly revenue, which is commonly referred to in the industry as "Recurring Monthly Revenue", or "RMR". According to Barnes and Associates, the median RMR purchase multiple for 2001 was 32.5 times. For example, assuming a monthly security alarm monitoring cost to the end-user of $30.00, the acquisition price of the alarm monitoring contract would be $975.00.

Central Station Operations:

   The core of our business is providing central station alarm monitoring services for Dealers. We operate three, Underwriters Laboratories listed, call centers that provide alarm receiving, processing, notification and related services for the monitoring of various types of alarm systems. Our alarm monitoring service is provided through three state-of-the-art, redundant alarm monitoring centers located in New Jersey, Minnesota and California. The central station consists of management, operators, facilities and telephone and computer equipment. Operators provide alarm monitoring services around the clock and are trained to respond to end-user alarm activations. Upon receiving the activation, the operators will follow a course of action that determines if local fire or police should be dispatched to the end-user.

   We secure new central station end-user customers through our Dealer network and acquisitions of existing central stations. Acquisition candidates are valued on the quality and quantity of their Dealers, end-users and recurring monthly revenue. Our multiples of recurring monthly revenue used to acquire central stations and Dealer relationships range from twenty to fifteen two times.

Growth Initiatives

   Our growth initiatives are focused on three elements: prudently increasing the number of alarm monitoring contracts that we either purchase from Dealers or hold as collateral when lending to Dealers; increasing the number of Dealers (and therefore the number of end-users) to whom we provide wholesale monitoring services; and leveraging our alarm monitoring infrastructure across new safety and security applications beyond residential and commercial structures.

 Acquisition of Additional Alarm Monitoring Contracts

   We intend to expand our acquisition and financing of alarm monitoring contracts through purchasing alarm monitoring contracts on a flow business and bulk purchase basis.

   Our alarm monitoring flow business includes the purchase of newly created alarm monitoring contracts on a recurring, or as originated, basis from our Dealers. The acquisition of flow alarm monitoring contracts is conducted through periodic purchases of smaller portfolios of end-user alarm monitoring contracts that have been subject to our due diligence process. We have engaged in flow business with over 75 Dealers, and are actively seeking to increase the number of Dealers with whom we conduct flow business. Our flow program has benefited from recent upheavals in the industry.

   Bulk purchases occur when we buy existing portfolios of alarm monitoring contracts with demonstrated payment histories of at least six months. Bulk purchases range in size from 100 to 20,000 alarm monitoring contracts. These alarm monitoring contracts are typically purchased from Dealers on a non-recurring basis. The bulk purchases are less predictable in terms of the timing of account acquisitions, but are generally more predictable in terms of performance than flow business because the actual historical performance of individual alarm monitoring contracts is known. Many of the bulk purchases made by us are made from Dealers who are existing monitoring customers, who see us as a logical and responsive alarm monitoring contract buyer. In such cases, we gain additional insight into alarm monitoring contract quality because we have witnessed the selling Dealer's payment history, account activity, disconnect frequency and reputation. We expect that as we increase our penetration of Dealers who use our wholesale monitoring service, acquire other wholesale monitoring companies and call centers (see below, "Building Additional Wholesale Monitoring Relationships with Dealers.") and continue to build Dealer relationships, we will experience increased opportunities to purchase alarm monitoring contracts on both a flow and a bulk basis through our cross-selling initiatives.

   In a typical alarm monitoring contract acquisition, we retain the selling Dealer to service the underlying alarm system, which helps us maintain strong relationships with the Dealers and encourages the Dealer to sell additional alarm monitoring contracts to us as new installations are completed.

 Building Additional Wholesale Monitoring Relationships with Dealers

   In the past, we have grown both internally and by acquiring monitoring call centers, including the acquisitions of Criticom International Corporation and Monital Signal Corporation.

   Our internal growth is driven by the value that we provide to our Dealers. First and foremost, we provide quality, reliable alarm monitoring services to our Dealers' end-users. We also offer Dealers complementary services, which both increase our revenue generating opportunities and allow our Dealers to provide products and services to their end-users that they may not otherwise be able to offer profitably, if at all. Our Dealer branding program, warranty program, equipment discount programs, billing and collection services and financing programs enable us to attract additional Dealers while retaining our existing Dealers.

   Historically, we have also gained added Dealer relationships through the acquisition of monitoring companies and the integration of their call centers into our operations. We may continue to grow our business through additional strategic acquisitions of monitoring call centers in order to capture the associated Dealer relationships.

   Such acquisitions, in combination with our extensive base of Dealers who use our wholesale monitoring service, create a robust pipeline of alarm monitoring contract acquisition and financing opportunities to support our acquisition and lending programs.

 Cross Selling Opportunities

   In light of the combination of companies that resulted in our creation, we intend to initiate a comprehensive cross selling program of our primary services to Dealers. Consequently, for those Dealers to whom we provide wholesale monitoring services, we will encourage them to use us as the purchaser when they wish to sell alarm monitoring contracts, or as a financing source should they wish to borrow funds against the value of their alarm monitoring contracts. The ability to be a consistent, readily available provider of financing solutions positions us to be the preferred provider of our suite of products and services to Dealers. In assisting the Dealer to grow faster in a managed way, we, and our Dealer realize multiple short and long term benefits by making the Dealer more competitive in the marketplace, thus increasing their revenue and income, as well as ours.

   Just as we value our relationships with Dealers and understand that such relationships are a source of future business and referrals, Dealers value their relationships with their installed customer, the end-user. Dealers have access to a network of local end-users, often based on a personal relationship, which allows us to offer additional services to the Dealers' end-users such as two-way voice communication, extended warranty coverage and personal emergency response service. Through our partner relationships where we provide our monitoring services as part of a package utilizing Global Positioning Systems ("GPS"), we will position our Dealers to offer GPS tracking services for any kind of movable asset. Through these relationships we will also position Dealers to offer non-security related products such as auto club memberships.

   Since we generally do not participate in the sales and installation market and provide monitoring services on a transparent basis, Dealers are comfortable that we will not interfere with their customer relationships, and consequently are open to any new revenue opportunities that they can market to their end-users.

 New Business Opportunities

   The opportunity for us to expand our traditional security alarm monitoring services into new monitoring applications is quite large. For example, the market for vehicular security monitoring services, which was valued at $630 million in 2001, is projected by The Freedonia Group to be $5.8 billion by 2006. Perhaps the largest opportunity involves the inclusion of our monitoring services utilizing GPS technology with monitoring not only, vehicles, but also other moveable assets. Through our recent acquisition of Criticom we are now focusing on these opportunities including four projects that we have either completed or are currently serving.

   In May 2000 we entered into an agreement with Track Communications, Inc.-- now known as Minorplanet Systems USA, Inc., of Richardson, Texas, to be the exclusive provider of monitoring and emergency dispatch service using GPS systems installed by Minorplanet. We presently monitor over 26,000 vehicles for Minorplanet fleet customers such as SBC Communications, Ameritec, Southern New England

Telephone Co. and Nevada Bell. Additionally, we have been informed by Minorplanet that other telephone companies are considering using this service for their vehicle fleets. The exclusive agreement that we have with Minorplanet will expire in May 2003, however we expect this agreement to automatically renew for additional successive two year periods.

   In June 2000, we partnered with Security Trac, LLC, of New York City, to compete for the opportunity to supply GPS services from Security Trac linked to our monitoring and emergency dispatch service to New York City taxis and livery vehicles. After completion of acceptance tests run by the New York City Police Department, Security Trac was awarded the contract. The installation phase has begun and Security Trac has installed over 300 units in taxis to which we provide emergency dispatch services. The potential number of vehicles that could be equipped with these units is well over 80,000.

   Since December 2001 we have provided monitoring and emergency dispatch service using GPS technology to TrackStar International, Inc., of New Hartford, NY. Through TrackStar, we monitor over 100 automobiles of key executives of General Electric and its subsidiaries.

   In September 2002, we co-developed an end-user interface for FedEx that will allow them to track vehicles that transport high value assets and, should the driver be involved in an emergency situation, have an emergency signal transmitted to us using GPS technology for emergency dispatch service. We are currently in the test installation phase of this initiative. We expect to partner with other companies and re-sell this capability into other major commercial asset hauling companies.

   In October 2002, as part of our investment in Royal Thoughts, LLC, we entered into an agreement with Royal Thoughts, LLC, that provides us with a right of First Refusal to monitor various types of signals that may be incorporated in, or as a result of, any intellectual property, developed now, or in the future, or any licenses perfected, issued, or brought to market by Royal Thoughts, LLC. We believe that by virtue of our Membership position in Royal Thoughts, LLC, and the Right of First Refusal Agreement, we will have the ability to participate in emerging technologies in many markets which would bring us additional competitive advantage, revenue, and value.

   Other specialty monitoring markets using GPS technology include hazardous materials hauling and automatic crash notifications. In fact, we recently completed a program involving the World Trade Center recovery program. In that program, over 200 debris-hauling trucks were provisioned with monitoring units using GPS technology to ensure proper routing and dumping. When the recovery program was finished, the tracking units installed on the vehicles were purchased by the Department of Design and Construction of the City of New York which positions us to be the preferred provider for other monitoring services using these units.

   Other non-traditional monitoring opportunities such as, telemedicine (monitoring medical behaviors and events of individuals) and personal emergency response services ("PERS"), are potentially quite large. Currently, we are in the process of developing a monitoring and service program for a company that will be marketing a PERS product to be marketed by Home Safety Systems nationwide under the General Electric ("GE") brand name. Ultimately, the PERS product will be placed in hospitals, durable medical equipment retail stores, pharmacies, etc. We believe telemedicine to be a very large growth industry as it connects to practically all facets of medicine. Ultimately, telemedicine products and monitoring, with GPS, will be commonplace and used by individuals of all ages. Telemedicine also impacts favorably on the cost of delivery of medicine and pharmaceuticals.

   Finally, we foresee many other large partnering opportunities. For instance, in September 2002, we organized a national symposium with GE Insurance and GE Capital's Fleet Management Group to review the GPS capabilities of some of the largest GPS manufactures in the world. The goal of this symposium was to match the various manufactures' GPS products to market opportunities identified by both GE Insurance and us.

Our Services

   Our two primary business activities are:

   o alarm monitoring contract acquisition and financing; and

   o security alarm monitoring.

   We also offer administrative services to our Dealers as well as new and emerging products and services. We believe that our package of services is essential to the growth and success of our Dealers. First, our acquisition and financing solutions provide capital to Dealers, allowing them to compete with larger competitors on the initial price of equipment and installation to the end-user. Second, we provide Dealers access to technical sophistication and back office services that they may not otherwise have (or profitably operate), while allowing them to maintain visible contact with their local customers, the end-users of the alarm. Our alarm monitoring contract acquisition and financing solutions and monitoring services complement one another and drive growth in other areas of our business.

   In addition, we generally require Dealers to whom we provide alarm monitoring contract financing to use our monitoring services for all of the alarm monitoring contracts they continue to own. We typically also require these Dealers to use our billing and collection services, enabling us to gain an additional level of control over the reliability of the alarm monitoring contracts' cash flows. This places us in a unique position to minimize alarm monitoring contract attrition because we can control the quality of the monitoring, billing and collection and, to a significant extent, Dealer interaction with the end-user.

 Alarm Monitoring Contract Acquisition and Financing Services

   Generally, Dealers have had limited access to traditional credit providers. Several characteristics of the industry, including the lack of standardization among many individual alarm monitoring contracts, the under capitalization of most Dealers and their inability to provide monitoring services directly, make it difficult for traditional lenders to appreciate the full value of each alarm monitoring contract.

   We believe that we are uniquely positioned to fully understand the value of alarm monitoring contracts through the depth of our knowledge of the security alarm industry and the integrated nature of the services we provide. We have the ability to exercise greater control over alarm monitoring contract attrition than most capital providers because we have direct influence over the quality of the monitoring, interaction with the end-user and billing and collection. Consequently, we are able to prudently provide more capital and charge higher rates of interest than traditional lenders.

   With respect to purchased alarm monitoring contracts, we typically acquire them from the Dealers that originally sold and installed the security alarm systems giving rise to the alarm monitoring contracts. We structure the payment terms and pricing of both our alarm monitoring contract purchases and loans to provide us with a competitive internal rate of return. In a typical transaction, the Dealer will sell its alarm monitoring contracts for a purchase price that is a multiple of the Recurring Monthly Revenue, or RMR. According to Barnes and Associates, the median RMR purchase multiple for 2001 was 32.5 times. The multiple paid in any actual transaction is impacted by several factors including average RMR, the amount of the homeowner's investment in the alarm system, geographic diversity of the accounts and our own due diligence on the Dealer.

   Generally, Dealers that sell, or borrow against their alarm monitoring contracts do so on either a flow basis (as such alarm monitoring contracts are generated) or a bulk basis (where the Dealer has accumulated a portfolio of alarm monitoring contracts, and desires to sell or finance, all, or a portion, of those alarm monitoring contracts at the same time). We purchase alarm monitoring contracts on both a flow and a bulk basis. Typically, the price paid for a flow alarm monitoring contract is less than that paid in a bulk purchase because very often the bulk purchases are comprised of seasoned, performing alarm monitoring contracts. In either instance, we require Dealers to replace any attrited alarm monitoring contracts and lost revenues for the first year after we purchase an alarm monitoring contract. Such replacement must be in cash or acceptable alarm monitoring contracts (which we refer to as "Dealer Recourse Obligation"). We also hold back a portion of the purchase proceeds to secure this Dealer Recourse Obligation.

   Since alarm monitoring contract quality is a key driver of our profitability, due diligence is a critical function. We believe that our underwriting discipline is one of the strictest in the industry. For example, we do not purchase alarm monitoring contracts that were generated by Dealers offering "zero-down" on equipment purchases and installation, since the lack of such costs does not create an investment stake in the service on the part of the end-user. Further, end-users attracted to "zero-down" promotions are often of lower credit standing and thereby are more likely to default.

   Credit quality of the end-user is also a key consideration when purchasing alarm monitoring contracts on a flow basis. We reject those alarm monitoring contracts with Beacon Score of less than 625 and accept alarm monitoring contracts with a Beacon Score of 640 or more (provided they satisfy all of our other criteria). Alarm monitoring contracts with a Beacon Score between 625 and 640 are further scrutinized through an additional review of the end-user's credit status. We do not conduct a credit review of the end-user for bulk purchases because the seasoned, performance characteristics of such alarm monitoring contracts.

   Our due diligence process begins with an examination of the Dealer in much the same way as a bank reviews a mortgage applicant. We perform judgment and lien searches, review tax filings (corporate and personal), and obtain credit scores, certificates of good standing and proof of licensure from the state(s) in which the Dealer does business. In addition, we pre-approve each Dealer's standard end-user alarm monitoring contract and obtain a credit rating for each end-user. We also require that the selling Dealers carry errors and omissions insurance with at least $1 million of coverage and provide us with a personal guarantee of the Dealer Recourse Obligation. When we purchase on a flow basis, we generally contact the end-user to ensure that they understand the alarm monitoring contract and know how to use the alarm system. When purchasing alarm monitoring contracts on a bulk basis, we contact a statistically significant random sample. In all cases, we verify that the alarm system generates a live signal to our monitoring call centers.

   We include certain additional safeguards in our purchase and loan agreements. We generally bill end-users directly and require that the receipts be deposited into a segregated lock-box account for our benefit. A lock-box account is established through a remittance processing agreement between a third party service provider and us pursuant to which payments made under the end-user alarm monitoring contracts are forwarded to the third party and placed in a segregated account. The contents of the lock-box are remitted daily to an accumulation account from which disbursements are made first to our lenders, as required, and to us. The Dealers have no right, title or interest in, or any right to withdraw any amounts held in the accumulation account. For loans, we also take physical possession of the original alarm monitoring contracts and file financing statements to perfect our security interest.

   While some of our competitors also claim to offer alarm monitoring contract acquisition and financing alternatives to Dealers, many act merely as an intermediary. In contrast, we operate as a principal and either lend directly to the Dealers or acquire alarm monitoring contracts for our own portfolio. We are not aware of any other competitor in the industry that acts as a principal for loans to Dealers.

   A key element of our alarm monitoring contract acquisition and financing business is that we are uniquely able to mitigate attrition of the alarm monitoring contracts we acquire. In addition to the alarm monitoring contract acquisition and finance process described above, we require that Dealers use us to monitor all of their alarm monitoring contracts, not just those that have been acquired or financed. This monitoring requirement enables us to ensure the quality of the monitoring services. Monitoring problems are a primary cause of alarm monitoring contract cancellation and we believe that we are the only participant in the industry that has the ability to control every aspect of its acquired alarm monitoring contracts.

 Monitoring Services

   We provide monitoring to Dealers on alarm monitoring contracts that they have entered into with an end-user. We currently monitor approximately 500,000 end-user accounts. Generally, when an alarm is activated, a signal is sent from the alarm system through a phone line, radio transmitter, or wireless service to a receiver located at one of our monitoring facilities. This signal is immediately routed through our automated system and an operator personally handles each call. When the operator receives the alarm condition, his or her computer will simultaneously display a series of instructions on how to handle the alarm. These instructions are prepared by the Dealer and the end-user in advance and are customized to the particular logistics of the geographic area as well as the individual needs of the end-user.

   In many instances, the operator will call a phone number specified by the end-user and ask for a code word. If the operator is unable to contact the end-user or an incorrect code word is given, the operator will dispatch the appropriate authority to the scene of the alarm. In the instance of a fire alarm, the operator is typically instructed to dispatch emergency vehicles without making an attempt to contact the end-user. In any event, after dispatching the appropriate authority, the operator will then call any other individuals specified in the end-user's instructions and will provide notice to the Dealer servicing the end-user of the event. The Dealer can then provide follow-up support with the local end-user.

   In a typical week, our operators respond to approximately 125,000 alarm activations. We have consistently met a response time, measured by us as the time between when an alarm signal arrives in our monitoring call centers and our first response to that alarm, of 30 seconds, which we believe is among the best response times in the industry.

   We own and operate three redundant monitoring call centers, which operate with state-of-the-art equipment and a highly trained staff. Our monitoring call centers are located in Manasquan, New Jersey, Minneapolis, Minnesota and Santa Fe Springs, California, and are linked via advanced software that creates a real-time queuing process. Having three facilities located strategically throughout the United States allows us to efficiently allocate alarm responses based on time-of-day or specific event drivers that may cause one area of the country to have a higher volume of alarms than others. As a result, alarm signals, which would otherwise wait for available operators during peak periods, are routed to our other monitoring call centers where they are immediately processed. For instance, a large number of alarms at our New Jersey facility resulting from bad weather in the Northeast would result in the transfer of a portion of these calls to our California facility.

   All of our monitoring call centers are Underwriters Laboratories ("UL") listed. To obtain and maintain a UL listing, a monitoring call center must be located in a building meeting UL's structural requirements, have back-up and uninterruptible power supply, have secure and redundant telephone lines and redundant computer systems that meet UL criteria. Access to the facility must also be strictly controlled.

   Alarm monitoring offerings vary widely with the specific needs of the end-user and encompass many types of monitored alarms including burglary, hold-up, panic, fire, two-way voice communication, industrial process control, medical emergency and environmental alert. We monitor all of these types of alarms from our existing monitoring call centers. Our monitoring call centers are also capable of supporting a full range of add-on services such as remote video monitoring, network intrusion detection, cellular transmission, private radio access, personal emergency response systems and GPS monitoring and emergency dispatch services using GPS technology. We are not aware of any competitor who could match the technical sophistication of our monitoring capability.

   Historically, our monitoring services business has grown by adding new Dealer relationships generated by both direct marketing and sales activities and by cross selling to those Dealers to whom we have provided financing. Additionally, over the last three years we have acquired five wholesale monitoring companies and we expect to acquire additional monitoring call centers in the future, subject to the availability of suitable acquisition opportunities.

   We continually monitor the efficiency of each of our monitoring call centers. We recently consolidated seven monitoring call centers into the three call centers that we operate today, taking advantage of new technologies that enable us to monitor large geographic areas very effectively from a single location. This consolidation has allowed us to increase efficiency and productivity, and decrease duplicative expenses. However, we will always maintain at least one fully redundant facility.

 Other Services

   Billing and Collection

   In instances where we provide the billing and collection function in addition to alarm monitoring contract acquisition and financing, we gain an additional level of assurance that timely payments will be made on the alarm monitoring contracts that we have purchased or lent against. It also enables us to minimize billing errors, which are also a cause of alarm monitoring contract attrition. By offering billing and collection services to our Dealers, we enable those Dealers that prefer to focus their efforts on sales and installation, rather than administration of alarm monitoring contracts.

   Guardian Name Brand Program

   We offer a name brand program under the Guardian name that is designed to assist our Dealers in the selling of more security systems by utilizing the brand awareness of the Guardian name and the many marketing and sales tools that we provide. The Guardian program is operated and administered by us on an exclusive basis and each system that is sold and installed under the Guardian brand is required to be monitored by us. Under the program, a Dealer is provided with all the marketing material, monitoring agreements and equipment necessary for the installation of the systems as well as other sales and administrative materials under the Guardian name. In addition, we act as the exclusive financing company for the program should the Dealer wish to borrow against or sell alarm monitoring contracts that are generated from sales under the Guardian brand.

   Equipment Discount Program

   We provide our Dealers with access to discounts on equipment. For example, we have entered into a contract with Alarm Device Manufacturing Company (ADEMCO), which is the largest security alarm equipment manufacturer and provider in the world today. Our agreement with ADEMCO states that any Dealer who uses our monitoring services will automatically receive preferential pricing for all equipment purchased from ADEMCO. This program can represent significant savings to our Dealers. To be eligible for this program, we require that the Dealer (i) be an existing customer of ours, (ii) connect all of their new end-users to our monitoring call center, and (iii) maintain a current standing with regard to their monitoring charges.

   We are currently in discussions with other major manufacturers of alarm equipment to institute a similar type of discount program for their equipment. This will give our Dealers a choice of using different types and brands of equipment while enjoying similar reduced pricing plans.

   Warranty Program

   Our Extended Warranty Service Program is provided by ACE USA/ACE Ltd. Insurance Company. This program enables our Dealers to offer their existing and new end-users an extended warranty on their alarm systems for periods of one, two or three years. This program covers any repair costs to the end-user and pays the Dealer directly for performing repair services, thus eliminating otherwise costly service liability issues for the Dealer. The ability to offer a warranty provides an additional revenue source for Dealers while assuring end-users that the alarm system will remain functional without any additional service expense. Management has reviewed its portfolio of alarm monitoring contracts under warranty and has concluded that the possible exposure is insignificant.

   Sales and Marketing

   Our sales and marketing activities are conducted through a network of 8 in-house professionals.

   Sales activities are structured by product area(monitoring services, financial products and new product applications) and geography, which is nationwide in coverage. Although sales personal are focused on one product area, each professional is trained to sell all products and services. There are 6 professionals in our sales force. We also maintain two telemarketing departments (one for monitoring and financial services and related products and one for new product offerings) who support the sales force.

   Our marketing department is comprised of 4 professionals. This team is responsible for the production and distribution of print advertising materials and direct mail marketing pieces. The team also issues corporate communications to employees, customers, strategic partners and other interested parties through regular press releases and announcements of new products and services. Finally, the group is responsible for business development activities including the identification and procurement of new products and services that Dealers can sell to their customers.

   We believe that this multi-level approach to sales and marketing activities is an important ingredient to the successful ongoing growth in all our business areas.

Competition

   The security alarm industry is highly competitive and fragmented. While we do not compete directly with many of the large companies in the industry such as ADT ("ADT"), a subsidiary of Tyco International, Inc., Brinks Home Security, Inc., ("Brinks"), a subsidiary of the Pittson Service Group, Protection One and Honeywell because we do not sell and install security systems, we are nonetheless impacted by the competitive challenge these companies present to Dealers. Our wholesale monitoring services offer an alternative to those offered by an estimated 300 to 400 companies. According to the Central Station Alarm Association, 120 of these companies, including us, offer monitoring services from UL approved facilities. We do not directly compete with most of these companies, as the majority do not offer wholesale monitoring to outside Dealers, but monitor only their own accounts. There currently is only one large competitor in the market focused on serving the needs of Dealers, Security Associates, Inc.

   We also compete with several companies that have alarm monitoring contract acquisition and loan programs for Dealers and some of these competitors may be better capitalized than us. There is also the potential for other entities such as banks or finance companies to gain a better understanding of the industry and become more active as a source of competition for alarm monitoring contract acquisition and financing portions of our business. Further, we compete with participants that primarily provide alarm monitoring contract acquisition and financing services such as Security Alarm Financing Enterprises, Inc., Financial Security Services, Inc., and Monitronics International, Inc. In addition, ADT, Brinks, and Protection One each offer to purchase or lend against monitoring contracts.

History

   We were formed as King Central, Inc. ("King") in 1985 in the State of New Jersey. In 1986, Thomas J. Few, Jr. our Co-Chief Executive Officer, joined King as Executive Vice President and Chief Operating Officer and acquired 20% of King's capital stock. In January 1998, as part of a reorganization of King, Mr. Few's ownership was increased to 80% and the remaining 20% was acquired by Timothy M. McGinn, our Co-Chief Executive Officer, and David L. Smith, a director. At such time, we changed our name to KC Acquisition Corp. ("KC").

   In September 2002, KC acquired all of the capital stock of Criticom International Corporation ("Criticom"), which did business as International Dispatch Center ("IDC") in exchange for $1 million and 684,753 shares of our Common Stock, plus a contingent payment of 263,000 shares of our Common Stock tied to Criticom's financial performance. Curtis Quady, our President was the President, Chief Executive Officer and Principal Stockholder of Criticom.

   In connection with the Criticom transaction, KC also acquired a 2.055% interest in Royal Thoughts, LLC, a Minnesota limited liability company whose primary assets include various intellectual properties. We believe that by virtue of our membership position in Royal Thoughts, LLC, we will have the ability to participate in emerging technologies in many markets which would bring us additional competitive advantage, revenue and volume. In consideration for the 2.055% interest in Royal Thoughts, LLC, KC delivered a promissory note in the amount of $685,000 to Royal Thoughts, LLC. In addition, Criticom owns a 2.970% interest in Royal Thoughts, LLC.

   M&S Partners, a New York general partnership equally owned by David Smith and Timothy McGinn began to acquire portfolios of alarm monitoring contracts from Dealers in 1992. These two majority shareholders acquired these contracts in leveraged trust entities which portfolios ultimately were aggregated into forty-three Grantor Trusts ("Trusts") in which they were the beneficiaries. We also acquired contracts in two newly formed limited liability companies (Guardian Group LLC and Payne Security LLC) which are principally owned by Mr. McGinn and Mr. Smith. They bundled those alarm monitoring contracts and sold them as Trust Certificates collateralized by the underlying alarm monitoring contracts and their Recurring Monthly Revenue.

   Between March and November 2002, Integrated Alarm Services, Inc., a company that was controlled by Timothy L. McGinn and David L. Smith, offered certain holders of the Trust Certificates in the aggregate principal amount of approximately $37 million, the right to exchange such certificates for promissory notes of Integrated Alarm Services, Inc. and those Trusts upon completion of such exchange will cease to exist. In November 2002, Integrated Alarm Services, Inc. entered into a merger with us whereby we were the surviving company.

   All the alarm monitoring contracts and their recurring monthly revenues, which collateralized the Trusts, are now assets of ours. Palisades Group LLC ("Palisades"), an entity owned by Mr. Few and First Integrated Capital Corporation, a financial services firm, which is majority owned by Mr. McGinn and Mr. Smith, was the owner of many of the alarm monitoring contracts underlying the Trusts. Immediately prior to the offering, Palisades exchanged all of its ownership interests for our stock, and distributed such stock to its shareholders, Mr. Few and First Integrated Capital Corporation. Upon such distribution, Palisades was liquidated. The underlying alarm monitoring contracts are now an asset of ours. In the mergers with Integrated Alarm Services, Inc. and Palisades we issued an aggregate of 3,897,530 shares of our common stock.

   In June 1999, KC acquired all of the assets and assumed certain liabilities of Criticom International Corporation, CA, a monitoring call center in Santa Fe Springs, California in exchange for approximately $3.2 million. In May 2000, KC acquired 99% of the capital stock of Monital Signal Corporation in exchange for approximately $10.7 million. Monital located in Manasquan, New Jersey was KC's largest competitor in the Northeast, United States. In October 2001, KC acquired Custom Design Security ("CDS"), an independent wholesale monitoring company which services the Western and Central Regions of Florida, in exchange for approximately $1.2 million. In January 2002, KC acquired certain assets of RTC Alarm Monitoring Services, a large monitoring call center in California, in exchange for $5.1 million.

   Morlyn was formed in May 2000 to assist independent alarm dealers who were interested in selling their retail portfolios to Integrated Alarm Services, Inc. Morlyn provides due diligence and other related services for Integrated Alarm Services, Inc. and also earns fees from independent alarm dealers by providing billing services.

   In November 2002, we changed our name to Integrated Alarms Services Group, Inc. and reincorporated in the State of Delaware.

   Our corporate structure is illustrated below:

                  Integrated Alarm Services Group, Inc. (Del.)

Criticom International    Monital Signal    Morlyn Financial   Payne Security    Integrated Alarm
     Corporation               Corp.           Group, LLC        Group, LLC       Services, Inc.

Risk Management

   The nature of the services provided by us potentially exposes us to greater risks of liability for employee acts or omissions or systems failure than may be inherent in other businesses. Generally, our agreements with Dealers and end-users contain provisions limiting our liability to end-users in an attempt to reduce this risk.

   We carry insurance of various type, including general liability and errors and omissions insurance. Our errors and omissions coverage is $5 million. Our loss experience and the loss experience of other companies in the security industry may affect the cost and availability of such insurance. Since 1998 we have had no uninsured losses. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or other types of damages, or liability arising from gross negligence or wanton behavior. See "Risk Factors--Risk of Liability from Operations."

Regulatory Matters

   A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include: (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms, (iii) imposing fines on end-users for false alarms, (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms, and (v) requiring further verification of an alarm signal before the police will respond.

   Our operations are subject to a variety of other laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. Many jurisdictions also require certain of our employees to obtain licenses or permits.

   The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of end-user served, the type of service provided and the requirements of the relevant local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

   Our alarm monitoring business utilizes radio frequencies to transmit alarm signals. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies.

Legal Proceedings

   We from time to time experience routine litigation in the normal course of our business. We do not believe that any pending litigation will have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

   As of October 31, 2002, we had a workforce of 190 employees. Of our total workforce, 6 are engaged in management, 6 are engaged in research and development, 20 are engaged in our finance activities, 154 are engaged in the monitoring business and 10 are engaged in administration and support capacities. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Facilities

   Our executive offices are located in Albany, New York. We occupy 4,520 square feet under a lease expiring in December 2007, at a monthly rental of $4,326. We lease the offices from Pine Street Associates, LLC which is owned by Timothy McGinn, our Co-Chief Executive Officer and David Smith, a director.

   We also have offices located in our East Coast call monitoring center in Manasquan, New Jersey. The offices are 7,200 square feet. We own the premises, free of any encumbrances.

   Morlyn's executive offices are located in Oakland, New Jersey. The offices are 4,705 square feet. The lease expires in March 2006 and provides for a monthly rental of $6,665.

   Management believes that its facilities are adequate to meet our anticipated requirements through the year 2008.

                                   MANAGEMENT

   The names of our directors and executive officers, together with a brief description of their employment histories, are provided below:

Name                               Age    Position
----                               ---    --------
Timothy M. McGinn ..............    54    Chairman of the Board, Co-Chief
                                          Executive Officer
                                          and Director
Thomas J. Few Sr. ..............    56    Co-Chief Executive Officer, Secretary
                                          and Director
Curtis Quady ...................    60    President and Director
Brian E. Shea ..................    43    Chief Financial Officer
Mary Ann McGinn ................    49    Vice President and General Counsel
Robert B. Heintz ...............    46    Vice President, Finance and
                                          Administration--Monitoring Services
David L. Smith .................    57    Director
John W. Meriwether .............    55    Director
Clint Allen ....................    58    Director
R. Carl Palmer, Jr. ............    62    Director
Timothy J. Tully ...............    38    Director

   Mr. McGinn, is our Chairman of the Board, Co-Chief Executive Officer and also serves as a Director. Mr. McGinn is the Non-Executive Chairman of the Board of McGinn, Smith & Co., Inc. ("McGinn, Smith"). He has served as Chairman of the Board and as an executive officer of McGinn, Smith since 1980. He also serves as Vice Chairman (in a non-executive capacity) of Pointe Financial Corp. ("Pointe Financial Corp."), a publicly traded commercial bank (PNTE: NASDAQ) and Chairman of its affiliates, Pointe Capital LLC and Pointe Bank. Prior to founding McGinn, Smith, he was with Paine, Webber, Jackson & Curtis. Mr. McGinn was also the Chairman of Capital Center Credit Corporation, a private company which provides financing to the Residential Security and Alarm Industry, from 1995 to 2002. He is also the Managing Director of On-Line Capital Securities, an internet investment bank from March 2000 to Present. In addition, from November 2000 to June 2002, he also served as Chairman of First Integrated Capital Corporation, a financial services firm, which is majority owned by Mr. McGinn and Mr. Smith. He also serves as Vice Chairman of the New York Racing Association, which is the governing body for the thoroughbred horse racing industry in New York.

   Mr. Few is our Co-Chief Executive Officer and Secretary and also serves as a Director. Prior to joining King in 1986, he held senior positions with Holmes Protection, Inc., Alarm Device Manufacturing Co., Guardian Protective Systems and ADT spanning a 35 year career in the security alarm industry.

   Mr. Quady founder and President of IDC which was formed in 1986, also acts as its Chief Executive Officer. Mr. Quady serves as our President and also serves as a Director. Mr. Quady has more than twenty years of experience in the security industry. Prior to founding IDC and its associate companies, Mr. Quady was a member of the Sigma Alpha Epsilon fraternity and graduated from the University of Minnesota with a B.S. in Science and Economics. He served in the United States Army specializing as a pilot in aviation and aircraft missions. Gaining his Airline Transport Pilot, Mr. Quady held the position of Aircraft Captain for a major international airline for eighteen years. He served on the Board of Directors for the Airline Pilots Association. Mr. Quady is the principal developer of many businesses, including an intellectual property corporation with over 30 patents in process. Mr. Quady is the Chief Manager of Royal Thoughts, LLC, a Minnesota limited liability company, in which we have a minority ownership position. Royal Thoughts LLC is controlled by members of Mr. Quady's immediate family. He is the founder of a non-profit foundation for the medical and educational care of orphan children in South America. Mr. Quady is a member of many associations including, NBFAA, CSAA, NFPA, and SIA.

   Mr. Shea is our Chief Financial Officer. He has served as the Chief Financial Officer of McGinn, Smith since 1991. Prior to joining McGinn, Smith, he was Vice President of Finance/Controller of Hiland Park. Prior to joining Hiland Park, he was an Analyst at Galesi Group. Prior to this, he was a Financial Manager for General Electric Corporation ("GE") and a graduate of GE's Financial Management Training Program. Mr. Shea holds a Bachelors of Arts degree in economics from Union College.

   Mrs. McGinn serves as a Vice President and our General Counsel. Mrs. McGinn also serves as Vice President and General Counsel of McGinn, Smith, where she is responsible for all legal matters for McGinn, Smith, including working with the firm's Chief Compliance Officer on regulatory issues and continuing legal education programs for brokers. Mrs. McGinn is a member of the Board of Trustees of Albany Law School, where she serves on the Executive Committee and the Committee on Trustees. She is also President of Albany Law School National Alumni Association. She has also served on numerous business and charitable boards. Mrs. McGinn is a member of the New York, Florida and Vermont Bars and has lectured for the New York Bar on several occasions concerning financing of commercial real estate, financing the start-up and growing business and private placements.

   Mr. Heintz, our Vice President, Finance and Administration--Monitoring Services, has been our Chief Financial Officer since May 2000. Prior, he was Vice President and Chief Financial Officer for Monital Signal Corporation, which we acquired during April 2000. Prior to joining Monital Signal Corporation, from 1994 through 1996 he was Vice President Finance & Information Services for Brownstone Studio, Inc., a garment cataloger and manufacturer. Before Brownstone, he spent 14 years with The Dun & Bradstreet Corporation where he held several finance and accounting positions. Mr. Heintz received his BS in accounting from Fairleigh Dickinson University in 1978.

   Mr. Smith serves as a Director. Mr. Smith is also the President and Director of McGinn, Smith. He has served in this capacity since 1980. Prior to founding McGinn, Smith, he was with Paine Webber, Jackson & Curtis. Mr. Smith also serves as the President of Capital Center Corporation and Managing Director of On-Line Capital Securities since 2000. Since 2000, he has been the President of First Integrated Capital Corporation and a director of its affiliate Pointe Capital LLC from 2000 to present. Mr. Smith has served on a number of charitable and corporate boards of directors and holds a bachelor's degree from Hamilton College.

   Mr. Meriwether serves as a Director. He is a Principal and co-founder of JWM Partners, LLC, an investment management firm based in Greenwich, Connecticut where he has been affiliated since its founding. JWM Partners, LLC ("JWMP") specializes in the development and application of sophisticated financial technology for investment management. Prior to joining JWMP, he was the Chief Executive Officer of Long-Term Capital Management, L.P., which he founded in 1993. Mr. Meriwether was with Salomon Brothers from 1974 until 1991. In 1978, Mr. Meriwether was selected to start the Domestic Fixed Income Arbitrage
Group. He was admitted as a General Partner of Salomon Brothers in 1980 and was appointed to the firm's Board of Directors in 1986. Mr. Meriwether was appointed Vice Chairman of Salomon Brothers in February 1988, responsible for worldwide Fixed Income Trading, Fixed Income Arbitrage and Foreign Exchange. Mr. Meriwether began his career with Salomon Brothers in 1974 and was named Vice President in 1977. Mr. Meriwether left Salomon Brothers in 1991. In addition to his other business activities, Mr. Meriwether was a Director of the Chicago Board of Trade from 1985 to 1990.

   Mr. Allen serves as a Director. He has served on thirteen public and numerous private company Boards of Directors. Since 1999, he has served as the Chairman of the Board of Psychemedics Corporation, Inc. (PMD:AMEX), a biotechnology company with a proprietary drug testing product. Since 1991, he has acted as Chairman of A.C. Allen & Company, an investment banking consulting firm. Mr. Allen is a director of Steinway Musical Instruments. (LVB:NYSE), one of the world's largest manufacturers of musical instruments and is a director of Collectors Universe (CLCT:NASDAQ), the leading provider of value added services to dealers and collectors of high-end collectibles. Additionally, he serves as Chairman of VentureRound LLC, an investment banking firm specializing in private equity. Mr. Allen was Vice Chairman and a director of the DeWolfe Companies until it was acquired by Cendant Corporation in September 2002. Additionally, he was a director and member of the Executive Committee of Swiss Army Brands until it was acquired by Victorinox Corporation in August of 2002. Mr. Allen received his BS from Harvard University in 1967.

   R. Carl Palmer, Jr. serves as a Director. He is the Chairman of the Board, and Chief Executive Officer of Pointe Financial Corp. Mr. Palmer has held the CEO position at Pointe Financial Corp. since 1995. Prior to joining Pointe Financial Corp., Mr. Palmer held several executive positions within the banking industry.

Mr. Palmer holds a J.D. from New York Law School and an MBA from the Amos Tuck School at Dartmouth College.

   Timothy J. Tully serves as a Director. Mr. Tully is the co-founder and managing member of Tully Capital Partners, LLC., a diversified private equity fund, where he has been since 1997. From June 2001 to September 2002, Mr. Tully served as a Director of United Rentals, Inc., a New York Stock Exchange listed company. He is a graduate of Boston College with a BS in Finance.

   Timothy McGinn and Mary Ann McGinn are husband and wife. Other than this relationship, none of our executive officers and directors are related.

   Our officers and directors will devote such time and effort to our business as they may deem necessary and will actively be engaged in other business ventures.

Board Committees

   Audit Committee. Our audit committee currently consists of Messrs. Palmer, Allen and Tully. The audit committee is responsible for, among other things, considering and recommending to our Board of Directors, the appointment of our independent auditors, examining the results of audits and quarterly reviews, reviewing with the auditors, the plan and scope of the audit and audit fees, reviewing internal accounting controls, meeting periodically with our independent auditors and the monitoring of all financial aspects of our operations.

   Compensation Committee. Our compensation committee currently consists of Messrs. McGinn, Meriwether, Tully and Palmer. The compensation committee is responsible for, among other things, reviewing and recommending to our Board of Directors the compensation and benefits of all our officers, administering our stock option plans, and establishing and reviewing general policies relating to compensation and benefits of our employees.

Limitation of Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for the following:

   o any breach of their duty of loyalty to the corporation or its stockholders;

   o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o unlawful payments of dividends or unlawful stock repurchases or redemptions; or

   o any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties.

Executive Compensation

   The following table sets forth information concerning compensation paid or accrued by us to one of our Co-Chief Executive Officers, our President and to each of our other 4 most highly compensated executive officers who earned more than $100,000, in salary and bonus for all services rendered to us in all capacities during the year ended December 31, 2001.


                           SUMMARY COMPENSATION TABLE

                                                                           Annual
                                                                       Compensation(1)              Long-Term Compensation
                                                                      ----------------    -----------------------------------------
                                                                                                    Awards
                                                                                          --------------------------
                                                                                          Restricted     Securities
Name and Principal                                                                           Stock       Underlying        Other
Position(2)                                                   Year     Salary    Bonus      Awards      Options/SARS   Compensation
-----------                                                   ----    --------   -----    ----------    ------------   ------------
Thomas J. Few, Sr., .......................................   2001    $362,558     --         --             --             --
Co-Chief Executive                                            2000    $362,040     --         --             --             --
Officer                                                       1999    $364,570     --         --             --             --
Curtis Quady, .............................................   2001    $133,999     --         --             --             --
President                                                     2000    $116,468     --         --             --             --
                                                              1999    $ 99,000     --         --             --             --
Robert B. Heintz, .........................................   2001    $101,852     --         --             --             --
Vice President, Finance and
Administration--Monitoring Services                           2000    $141,708     --         --             --             --
                                                              1999    $102,961     --         --             --             --

---------------
(1) Annual compensation includes bonuses and salaries.
(2) Mr. Timothy M. McGinn, one of our Co-Chief Executive Officers, was not employed by us until October 2002.

Employment Agreements

   We have entered into entered into employment agreements with Messrs. McGinn, Few, Quady, Shea, Heintz and Mrs. McGinn. The employment agreements were entered into on October 1, 2002, and have a term of three years. The term of the employment agreements automatically extend for additional one (1) year periods, unless either party elects, not less than 90 days prior to the annual anniversary date, not to extend the employment term. Under the agreements, Messrs. McGinn and Few each receive an annual salary of $480,000, and Messrs. Quady, Shea, Heintz and Mrs. McGinn receive annual salaries of $200,000, $150,000, $130,000 and $125,000, respectively. Messrs. McGinn and Few also receive a leased car paid for by us up to $1,200 per month. In addition, each of the employees may receive an annual bonus at the discretion of the Board of Directors. The Board of Directors may also provide additional benefits to the employees, including but not limited to, disability insurance and life insurance.

   We may terminate the agreements for Cause (as defined below) and in such event we will not be responsible for the payment of any compensation under the agreement other than amounts accrued as of the termination date. In the event of an employee's death, the agreements automatically terminate except that the respective employee's estate shall receive any accrued salary or bonus as of the date of death. Cause is defined as (i) employee's misconduct as could reasonably be expected to have a material adverse effect on our business and affairs, (ii) employee's disregard of lawful instructions of the Board of Directors consistent with employee's position relating to our business or neglect of duties or failure to act, which, in each case, could reasonably be expected to have a material adverse effect on our business and affairs, (iii) engaging by the employee in conduct that constitutes activity in competition with us; (iv) the conviction of employee for the commission of a felony; or
(e) the habitual abuse of alcohol or controlled substances.

   If an employee is terminated without cause, or in breach of the agreement, or if an employee terminates following the occurrence of certain "Events" (as defined below), the affected employee is entitled to receive an amount equal to 12 months salary and payment of any previously declared bonus. An event includes: (i) failure to be elected or appointed to the position then held by the employee, (ii) a material change in the employee's duties or responsibilities, (iii) a relocation of place of employment by more than 30 miles, (iv) a material reduction in the base compensation or other benefits to the employee, (v) failure by us to obtain the assumption of this Agreement by any successor or (vi) a breach of the employment agreement by us.

   In the event of a change of control, the employee shall be entitled to (i) a cash bonus, equal on an after-tax basis to two times the employee's average compensation, including salary, bonus, and any other compensation, for the three previous fiscal years (with the exception of the agreement of Messrs. McGinn and Few which call for a cash bonus equal to three times the employee's average compensation, including salary, bonus, and any other compensation, for the three previous fiscal years), and (ii) the vesting and acceleration of any stock options or warrants held by the employee.

   Our employment agreements provide that, in the event that any of the payments to be made there under or otherwise upon termination of employment are deemed to constitute "parachute payment" within the meaning of Section 280G of the Code, we shall assume all liability for the payment of any exercise tax imposed on such parachute payment under the Code, and we shall immediately reimburse employee on a "gross-up" basis for any income taxes attributable to employee from our payment of the exercise tax and reimbursements.

   A change in control is defined in the employment agreements to include: (i) the acquisition by any person or group of 50% or more of the combined voting power of our then outstanding securities, (ii) a majority of the Board-nominated slate of candidates for the Board is not elected, (iii) we consummate a merger in which we are not the surviving entity, (iv) the sale of substantially all of our assets, or (v) our stockholders approve the dissolution or liquidation of our company.

Change of Control Agreements

   As of the date of this prospectus, none of our directors or executive officers are party to a change in control agreement.

The Incentive Stock Option Plan

   The Incentive Stock Option Plan ("ISOP") permits the grant of options which may either be "incentive stock options", ("ISOs"), within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or "non-qualified stock options" ("NSOs"), which do not meet the requirements of
Section 422 of the Code. The total number of shares of our Common Stock that may be issued under the ISOP may not exceed 1,000,000, subject to possible adjustment in the future as described below.

   All employees, officers, directors, consultants and independent contractors of us, or of any parent, subsidiary or affiliate are eligible to be granted options.

   Within the limits of the ISOP, the compensation committee has exclusive authority, among other things, to select those to whom options shall be granted, to determine the number of shares of Common Stock to be covered by each option, and to determine the other terms of each option, including, but not limited to, the exercise price and duration.

   The exercise price of an option granted under the ISOP may not be less than 100% of the fair market value of our Common Stock on the date of grant (110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock).

   Options are not transferable or assignable other than by will or the laws of descent and distribution and may be exercised during the holder's lifetime only by the holder.

   As of November, 2002, there are no options to purchase any shares of our Common Stock outstanding.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Pointe Bank, for which Mr. McGinn serves as an outside director, loaned us an aggregate of $2,600,000. The loan bore interest at an annual rate of 9.75% per annum. This loan was repaid by us utilizing a portion of the proceeds of the $5,500,000 Convertible Note offering in September 2002. The loan was used to purchase alarm monitoring contracts.

   We lease our executive offices in Albany, New York from Pine Street Associates LLC, an entity owned by Timothy M. McGinn and David L. Smith. The lease is for a period of five years, at an annual rental of $51,792/square foot. We believe that the rental rate is below market and that the other terms are at least as favorable as could be obtained from a third party.

   For the period January 1, 2000 to June 30, 2002, McGinn, Smith & Co., Inc. has acted as either a placement agent or investment banker in connection with financings, as well as an investment banker in connection with certain of our acquisitions. Timothy M. McGinn acted as Chairman of McGinn, Smith & Co., Inc. Mr. McGinn is currently a director of McGinn, Smith & Co., Inc. McGinn, Smith & Co., Inc., an NASD registered broker dealer, received commissions and/or investment banking fees of $3.8 million for acting in such capacity. McGinn, Smith & Co., Inc., is acting as an underwriter in this offering and may act as an investment banker to procure debt or senior debt for us in connection with our future financing activities.

   In September, 2002, KC Acquisition Corp., ("KC"), acquired all of the capital stock of Criticom International Corporation ("IDC") in a merger transaction. Curtis Quady, the President of King was the President and principal stockholder of IDC. Mr. Quady and certain members of his family received 510,663 shares of our Common Stock pursuant to the KC Merger Agreement.

   In October 2002, Lynn A. Smith, the wife of David L. Smith, one of our Directors, loaned us $3 million. The loan, which is being utilized by us for working capital, bears interest at a rate equal to the preferred broker call rate charged by Bear Stearns Securities Corp. to its corresponding broker dealers, plus 2.5% per annum, which rate was initially 6.25%. The principal of the loan is repayable on March 15, 2004. Interest is payable monthly.

   In October 2002, as part of our investment in Royal Thoughts, LLC, we entered into an agreement with Royal Thoughts, LLC, that provides us with a right of First Refusal to monitor various types of signals that may be incorporated in, or as a result of, any intellectual property, developed now, or in the future, or any licenses perfected, issued, or brought to market by Royal Thoughts, LLC. We believe that by virtue of our Membership position in Royal Thoughts, LLC, and the Right of First Refusal Agreement, we will have the ability to participate in emerging technologies in many markets which would bring us additional competitive advantage, revenue, and value. Mr. Curtis
E. Quady, our President, is also the Chief Manager of Royal Thoughts, LLC. In addition, Mr. Quady and his immediate family members own the controlling interest in Royal Thoughts LLC.

   In January 23, 2002, KC borrowed an aggregate of $5.8 million from RTC Trust. RTC Trust is controlled by Mr. McGinn and Mr. Smith. The loan bears interest at 14.31% and is collateralized by recurring monthly revenue. It is repayable in monthly installments of approximately $129,200.

Policy Regarding Transactions With Affiliates

   We believe the foregoing transactions were in our best interests. Our Board of Directors has adopted a policy that any future transactions with affiliates, including without limitation, our officers, Directors, and principal stockholders, will be on terms no less favorable to us than we could have obtained from unaffiliated third parties. Any such transactions will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested members, or, if required by law, a majority of our disinterested stockholders.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our Common Stock as of November 11, 2002, by the following individuals or groups:

   o each person known by us to beneficially own more than 5% of the outstanding shares of our Common Stock;

   o each of our directors;

   o each of the executive officers named in the summary compensation table contained in this prospectus; and

   o all of our directors and executive officers as a group.

   Percentage of shares owned is based on 7,000,000 shares of Common Stock outstanding as of the date of this prospectus and 17,000,000 shares outstanding after this offering, assuming that the underwriters' over-allotment option is not exercised.

                                                                                                      Percent Beneficially Owned
                                                                                                    -------------------------------
Names and Address of                                                         Shares Beneficially    Before the
Beneficial Owner (1)                                                              Owned (2)          Offering    After the Offering
--------------------                                                         -------------------    ----------   ------------------
Thomas J. Few, Sr........................................................         3,500,855           50.01%            20.59%
Timothy M. McGinn........................................................         1,097,926           15.69%             6.46%
Curtis Quady.............................................................           358,539            5.12%             2.11%
David L. Smith...........................................................         1,097,926           15.69%             6.46%
Brian E. Shea............................................................            24,574            0.35%             0.14%
Robert B. Heintz.........................................................                 0            0.00%             0.00%
Mary Ann McGinn..........................................................         1,097,926(3)        15.69%             6.46%
John W. Meriwether.......................................................             1,750            0.01%             0.01%
Clint Allen..............................................................                 0            0.00%             0.00%
R. Carl Palmer, Jr.......................................................                 0            0.00%             0.00%
Timothy J. Tully.........................................................                 0            0.00%             0.00%
All directors and officers as
 a group (11 persons)....................................................         6,081,570           86.92%            35.77%

---------------
(1) Except as set forth above, the address of each individual is c/o Integrated Alarm Services Group, Inc., One Capital Center, 99 Pine Street, 5th Floor, Albany, New York 12207.
(2) Based upon information furnished to us by the directors and executive officers or obtained from our stock transfer books. We have been informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing "beneficial ownership" and the percentage of outstanding Common Stock held by each person or group of persons named above as of November 11, 2002, any security which such person or group of persons has the right to acquire within sixty days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) Represents shares of Common Stock beneficially owned by Timothy M. McGinn, Mary Ann McGinn's husband.

                           DESCRIPTION OF SECURITIES

   Our total authorized capital stock consists of 100,000,000 shares of Common Stock, $.001 par value per share, and 3,000,000 shares of preferred stock, $.001 par value per share. The following descriptions contain all material terms and features of our securities. The following descriptions contain all material terms and features of our securities and are qualified in all respects by reference to our Certificate of Incorporation and Bylaws.

Common Stock

   We are authorized to issue up to 100,000,000 shares of Common Stock, $.001 par value per share, of which as of the date of this prospectus, 7,000,000 shares of Common Stock are outstanding, which number excludes an aggregate of 733,333 shares of Common Stock which may be issued upon the conversion of the Convertible Notes (as defined below);

   The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably dividends, subject to the rights of the holders of preferred stock, as may be declared by our Board of Directors out of funds legally available therefore. In the event we are liquidated, dissolved or wound up, holders of the Common Stock shall be entitled to share ratably in all assets remaining, if any, after payment of liabilities, subject to the rights of the holders of preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their shares of Common Stock into any other securities.

Preferred Stock

   We are authorized to issue up to 3,000,000 shares of preferred stock, without any designations, rights or preferences. With respect to the 3,000,000 shares of preferred stock without designations, rights and preferences, our Board of Directors is authorized to such shares of preferred stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue up to 3,000,000 shares of preferred stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the Common Stock. Although we have no present intention to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

Promissory Notes

12% Secured Promissory Notes due in March and April, 2007 ("Five-year Notes")

   In March and April, 2002, Integrated Alarm Services, Inc. ("IAS"), our wholly-owned subsidiary, issued an aggregate of $27.3 million principal amount of Five-year Notes. The Five-year Notes bear interest at 12% per annum, without compounding and are repayable five years from issuance. Interest is payable monthly. We may call for redemption of the Five-year Notes at anytime. Any call of the Five-year Notes will be in increments of one million dollars or more (the "Call Amount"). If we call the Five-year Notes for repayment: (a) during the first 12 months from the date of issuance, we will pay the Holder 102% of the principal amount of the note, plus all accrued and unpaid interest, (b) during the 13th to 36th month from the date of issuance, we will pay the Holder 101% of the principal amount of the note, plus all accrued and unpaid interest, or (c) at any time after the 36th month from the date of issuance until the maturity date, we will pay the Holder 100% of the principal amount of the note, plus all accrued and unpaid interest. Notice of the call shall be given not later than the tenth day before the date fixed for such call. Participation in each call will initially be at the option of each Holder. In the event a sufficient number of Holders elect to participate in any call and the principal amount due to such Holders equals or exceed the Call Amount, IAS will have the discretion to determine which Holders will participate. In the event that a sufficient number of Holders do not elect to participate in any call, we will effect the call upon all Holders on a pro rata basis. The interests of the holders of the Five-year Notes are junior to a $7.5 million note to a senior lender.

12% Secured Promissory Notes due in June and July, 2005 ("Three-year Notes")

   In June through August 2002, IAS issued an aggregate of $25,000,000 principal amount of Three-year Notes. The Three-year Notes bear interest at 12% per annum, without compounding and are repayable three years from issuance. Interest is payable monthly. We may call for redemption of the Three-year Notes at anytime. Any call of the Three-year Notes will be in increments of one million dollars or more (the "Call Amount"). If we call the Three-year Notes for repayment: (a) during the first 12 months from the date of issuance, we will pay the Holder 102% of the principal amount of the note, plus all accrued and unpaid interest, or (b) at any time after the 12th month from the date of issuance until the maturity date, we will pay the Holder 101% of the principal amount of the note, plus all accrued and unpaid interest. Notice of the call shall be given not later than the tenth day before the date fixed for such call. Participation in each call will initially be at the option of each Holder. In the event a sufficient number of Holders elect to participate in any call and the principal amount due to such Holders equals or exceed the Call Amount, we will have the discretion to determine which Holders will participate. In the event that a sufficient number of Holders do not elect to participate in any call, we will effect the call upon all Holders on a pro rata basis. We intend to call $7,534,345 principal amount of the Three-year Notes out of the net proceeds of this offering. See "Use of Proceeds-- Prepayment of Outstanding Indebtedness".

   The Five-year Notes and Three-year Notes are secured by a portfolio of alarm monitoring contracts. The monthly fees from end-users are deposited into a locked box account for the benefit of the holders of the Five-year and Three-year notes. As alarm monitoring contracts are terminated or mature they are replaced, by the Dealers from whom they were purchased, to preserve the value of the collateral.

12% Secured Promissory Notes due in April and May, 2003 ("One-year Notes")

   In April and May 2002, IAS issued an aggregate of $8.0 million principal amount of promissory notes. The One-year Notes bear interest at 12% per annum, without compounding and are repayable one year from issuance. Interest is payable monthly. The maturity date of the One-year Notes was extended an additional year. The One-year Notes will be repaid out of the net proceeds of this Offering. See "Use of Proceeds--Prepayment of Outstanding Indebtedness".

9% Convertible Secured Promissory Notes ("Convertible Notes")

   In September 2002, we issued an aggregate of $5,500,000 principal amount of Convertible Notes. The Convertible Notes become due and payable three (3) years from the date of issuance. The Convertible Notes bear interest at 9.0% per annum, without compounding and are repayable (if not converted) three years from the date of issuance. The Convertible Notes are convertible into shares of Common Stock at any time prior to repayment at $7.50 per share, ("Conversion Price"). However, if this offering is consummated at a price of less than $9.72 per share, the Conversion Price will be adjusted to a 25% discount of this offering's offering price. In no event, other than in connection with stock splits, recapitalizations and reclassifications of our Common Stock, shall the Conversion Price exceed $7.50 per share. The shares of Common Stock issuable upon conversion are included in this Registration Statement. The Convertible Notes are secured by a portfolio of alarm monitoring contracts pursuant to the terms of a Monitoring Receivable Financing Agreement. Pursuant to such agreement, we have pledged $250,000 of monthly wholesale monitoring revenue. Each month $41,250 will be set aside to meet the quarterly interest payment of $123,750. We have pledged to maintain $250,000 of monthly wholesale revenue for the term of the Convertible Note, with a balloon payment of $5,500,000 upon the maturity, unless converted.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our Common Stock, and we cannot assure you that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock, including shares issued upon exercise of outstanding options and warrants and shares issued upon the conversion of outstanding shares of convertible preferred stock and convertible promissory notes, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, shares currently outstanding will be available for sale immediately after this offering.

Sales of Restricted Securities

   Upon completion of this offering, we will have outstanding 17,000,000 shares of Common Stock, assuming no exercise of the underwriters' over-allotment option and no conversion of the Convertible Notes. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The 7,000,000 remaining shares of Common Stock held by existing stockholders are "restricted shares" as defined in Rule
144. All these restricted shares are subject to lock-up agreements providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock owned as of the date of this prospectus or acquired directly from us by the stockholder or with respect to which they have or may acquire the power of disposition for a period of 180 days after the date of this prospectus without the prior written consent of McGinn, Smith & Co., Inc.

   As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, and 144(k), all of the shares subject to lock-up agreements will not be re-sellable until 180 days after the date of this prospectus. McGinn, Smith & Co., Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the restricted shares subject to lock-up agreements.

   Beginning 180 days after the date of this prospectus, approximately 7,000,000 restricted shares will be eligible for sale in the public market. All of these shares are subject to volume limitations under Rule 144.

Rule 144

   In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of Common Stock then outstanding, which will equal approximately 170,000 shares immediately after this offering; or

   o the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

   Rule 701, as currently in effect, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144. Any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the re-sale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until ninety days after the date of this prospectus before selling their Rule 701 shares. However, certain Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of McGinn, Smith & Co., Inc more than ninety days after the date of this prospectus.

   No predictions can be made of the effect, if any, that future sales of shares of our Common Stock, and grants of options and warrants to acquire shares of our Common Stock, or the availability of shares for future sale, will have on the market price of our Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market prices of our Common Stock. See "Principal Stockholders," "Description of Securities" and "Underwriting."

                                  UNDERWRITING

   The underwriters named below are acting through their representatives, McGinn, Smith & Co., Inc. and _____________________. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our Common Stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our Common Stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

                                                                       Number of
Underwriters                                                            Shares
------------                                                          ----------
McGinn, Smith & Co., Inc. .........................................


Total .............................................................   __________

   We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,500,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

   The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares of our Common Stock to cover over-allotments.

                                                     No Exercise   Full Exercise
                                                     -----------   -------------
Per share .......................................    $     0.80      $     0.80
    Total .......................................    $8,000,000      $9,200,000

   The underwriters propose to offer our Common Stock directly to the public at $[_____] per share and to certain dealers at this price less a concession not in excess of $[__] per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $[__] per share to certain dealers.

   We expect to incur expenses of approximately $350,000 in connection with this offering.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

   Our officers, directors and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, pledge (other than to the Company), hedge or otherwise dispose of any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of McGinn, Smith & Co., Inc. These transfer restrictions do not apply to shares of Common Stock purchased in the secondary market following this offering or shares of Common Stock purchased from the underwriters in connection with the directed share program. In addition, we have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of our

Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the written consent of McGinn, Smith & Co., Inc.

   Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   We have applied for listing of our Common Stock on The Nasdaq National Market under the symbol "IASG".

   We have agreed to reimburse McGinn, Smith & Co., Inc. for its out-of-pocket expenses in connection with the offering, including the fees and expenses of counsel to the underwriters, and for road show costs and expenses to the extent those costs and expenses exceed $500,000.

   In connection with the public offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the public offering. Stabilizing transactions consist of various bids for or purchase of Common Stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

   At our request, the underwriters are reserving up to 1,000,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees and friends. The number of shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the underwriters against liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of reserved shares.

   Timothy M. McGinn, our Chairman of the Board, Co-Chief Executive Officer and a director and the beneficial owner of 15.69% of our outstanding Common Stock and David L. Smith, a director and beneficial owner of 15.69% of our outstanding Common Stock are affiliated with McGinn, Smith & Co., Inc., a member of the National Association of Securities Dealers, Inc. (the "NASD") and an underwriter in this offering, because Mr. McGinn and Mr. Smith are executive officers of McGinn, Smith & Co., this offering is subject to the provisions of Section 2720 of the Conduct Rules of the NASD. Accordingly, the underwriting terms of this offering conform to the requirements set forth in Section 2720. In particular, the price at which our shares of Common Stock are to be distributed to the public must be no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of this prospectus and the registration statement of which it is a part and who meets certain standards. Such qualified independent underwriter will act as the manager of this offering. In accordance with this requirement, _____________________________ has served in such role and has recommended the public offering price in compliance with the requirements of Section 2720. ________________________, in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.

                    CONCURRENT REGISTRATION OF COMMON STOCK

   Concurrently with this offering, 733,333 shares of Common Stock have been registered under the Securities Act. Such shares may not be sold, transferred, or otherwise disposed of for a period of 180 days without prior written consent of the representatives.


                                 LEGAL MATTERS


   The validity of the shares of Common Stock offered by us will be passed upon for us by Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, New York, New York which has acted as our counsel in connection with this offering. Certain matters will be passed upon for the underwriters by _________________________.


                                    EXPERTS

   The financial statements of KC Acquisition Corporation and subsidiaries and of Integrated Alarm Services, Inc. and affiliates at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and to the exhibits and schedule to registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the Internet site is http:// www.sec.gov.

   Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

                                     Index


                                                                         Page(s)
                                                                         -------
Report of Independent Accountants ....................................     F-3

Combined Financial Statements

 Balance sheets ......................................................     F-4

 Statements of operations ............................................     F-5

 Statements of stockholders' equity (deficit) ........................     F-6

 Statements of cash flows ............................................     F-7

 Notes to combined financial statements ..............................     F-8


                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                                     Index


                                                                         Page(s)
                                                                         -------
Report of Independent Accountants ....................................     F-28

Combined Financial Statements

 Balance sheets ......................................................     F-29

 Statements of operations ............................................     F-30

 Statements of changes in shareholders' and trust capital
   (deficiency) ......................................................     F-31

 Statements of cash flows ............................................     F-32

 Notes to combined financial statements ..............................     F-33

     Financial Statements of Integrated Alarm Services Group, Inc. will be provided in Amendment No. 1 to this Registration Statement.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
KC Acquisition Corporation and Subsidiaries:

   In our opinion, the accompanying combined balance sheets and the related combined statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of KC Acquisition Corporation and its Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 11 to the combined financial statements, the Company has had significant transactions with related parties. Whether the terms of these transactions would have been the same had they been between non-related parties, cannot be determined.

/s/ PricewaterhouseCoopers LLP
October 4, 2002, except for Note 14, as to
which the dates are October 14, 2002,
with respect to the fifth paragraph,
October 18, 2002, with respect to
the sixth paragraph and November 8, 2002,
with respect to the seventh paragraph

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

                            Combined Balance Sheets
         As of December 31, 2000 and 2001 and (Unaudited) June 30, 2002


                                                 2000          2001       June 30, 2002
                                             -----------    -----------   -------------
                                                                           (Unaudited)
                  ASSETS
Current assets:
 Cash and cash equivalents ...............   $ 1,151,337    $ 1,224,035    $    174,145
 Accounts receivable less allowance for
   doubtful accounts of $226,323 in 2000;
   $314,736 in 2001; $230,000 in 2002 ....     1,321,643      1,180,673       1,435,687
 Prepaid expenses ........................        74,568         39,139          64,337
 Due from related party ..................                      920,703         230,774
 Deferred income taxes ...................        62,474         29,405           9,200
 Restricted cash and cash equivalents ....                                      266,391
                                             -----------    -----------    ------------
    Total current assets .................     2,610,022      3,393,955       2,180,534
Property and equipment, net ..............     1,982,322      1,779,057       2,153,216
Dealer relationships, net ................    24,645,481     23,760,985      26,932,297
Goodwill, net ............................     7,820,086      7,218,743       7,218,743
Debt issuance costs, net .................     1,731,427      1,581,070       1,325,910
Restricted cash and cash equivalents .....       733,300      1,049,691         883,300
Other assets .............................        61,294         47,436          55,090
                                             -----------    -----------    ------------
    Total assets .........................   $39,583,932    $38,830,937    $ 40,749,090
                                             ===========    ===========    ============
  LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion of long-term debt,
  related party...........................   $   272,120    $   490,504    $  1,839,681
 Current portion of long-term debt .......     2,414,939      5,340,059       5,856,712
 Current portion of capital lease
   obligations ...........................       112,806         32,549
 Accounts payable and accrued expenses ...     1,892,112      2,140,460       3,169,948
 Deferred revenue ........................     3,158,917      3,188,544       2,422,468
                                             -----------    -----------    ------------
    Total current liabilities ............     7,850,894     11,192,116      13,288,809
Long-term debt, net of current portion,
  related party...........................       928,437      2,726,514       6,740,667
Long-term debt, net of current portion ...    31,984,274     28,565,372      25,848,203
Capital lease obligations, net of current
  portion.................................        32,549
Deferred income taxes ....................     3,718,733      3,068,239       3,120,100
Other liabilities ........................       704,160        717,120         723,600
Due to related party .....................        95,696        140,395          88,046
                                             -----------    -----------    ------------
    Total liabilities ....................    45,314,743     46,409,756      49,809,425
                                             -----------    -----------    ------------
Commitments and contingencies
Stockholders' deficit:
 Common stock, no par value; authorized,
   issued and outstanding 200 shares .....     2,125,000      2,125,000       2,125,000
 Accumulated deficit .....................    (7,855,811)    (9,703,819)    (11,185,335)
                                             -----------    -----------    ------------
    Total stockholders' deficit ..........    (5,730,811)    (7,578,819)     (9,060,335)
                                             -----------    -----------    ------------
    Total liabilities and stockholders'
      deficit ............................   $39,583,932    $38,830,937    $ 40,749,090
                                             ===========    ===========    ============



The accompanying notes are an integral part of the combined financial statements.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

                       Combined Statements of Operations
        For the Years Ended December 31, 1999, 2000 and 2001 and for the
              (Unaudited) Six Months Ended June 30, 2001 and 2002


                                                        For the Years Ended               For the Six Months Ended
                                                           December 31,                           June 30,
                                             ----------------------------------------    -------------------------
                                                 1999          2000           2001          2001           2002
                                             -----------    -----------   -----------    -----------   -----------
                                                                                         (Unaudited)   (Unaudited)
Revenue:
 Monitoring fees .........................   $12,011,768    $17,159,791   $18,783,491    $ 8,933,448   $ 9,865,388
 Billing fees ............................       107,109        261,312       304,116         99,602       302,066
 Related party monitoring fees ...........       490,137      1,164,165       506,982        248,083       559,674
 Related party placement fees ............       112,569        189,249       974,448        479,294       262,093
                                             -----------    -----------   -----------    -----------   -----------
Total revenue ............................    12,721,583     18,774,517    20,569,037      9,760,427    10,989,221
Cost of revenue ..........................     9,217,215     13,138,726    13,128,010      6,670,286     7,728,767
                                             -----------    -----------   -----------    -----------   -----------
                                               3,504,368      5,635,791     7,441,027      3,090,141     3,260,454
                                             -----------    -----------   -----------    -----------   -----------
Operating expenses:
 Selling and marketing ...................     1,345,394      1,472,755     1,117,228        513,894       337,977
 Depreciation and amortization ...........     1,764,573      2,673,433     2,996,235      1,546,458     1,609,221
 Loss from the disposal of equipment .....        62,493         14,545        31,237
 General and administrative ..............       558,675      1,559,351     1,834,292        497,535       695,387
                                             -----------    -----------   -----------    -----------   -----------
    Total operating expenses .............     3,731,135      5,720,084     5,978,992      2,557,887     2,642,585
                                             -----------    -----------   -----------    -----------   -----------
(Loss) income from operations ............      (226,767)       (84,293)    1,462,035        532,254       617,869
Other income .............................                                    500,000        500,000       922,275
Amortization of debt issuance costs ......       646,733        743,265       794,357        354,456       430,160
Related party interest expense ...........       220,853        293,202       329,763        112,553       561,417
Interest expense, net ....................     1,607,468      2,788,400     3,290,389      1,708,935     1,951,537
                                             -----------    -----------   -----------    -----------   -----------
Loss before provision for income taxes ...    (2,701,821)    (3,909,160)   (2,452,474)    (1,143,690)   (1,402,970)
Provision (benefit) for income taxes .....                   (4,659,722)     (604,466)      (323,263)       78,546
                                             -----------    -----------   -----------    -----------   -----------
Net (loss) income ........................   $(2,701,821)   $   750,562   $(1,848,008)   $  (820,427)  $(1,481,516)
                                             ===========    ===========   ===========    ===========   ===========
Net (loss) income per share ..............   $   (13,509)   $     3,753   $    (9,240)   $    (4,102)  $    (7,408)
                                             ===========    ===========   ===========    ===========   ===========
Weighted average number of common shares
  outstanding.............................           200            200           200            200           200
                                             ===========    ===========   ===========    ===========   ===========



The accompanying notes are an integral part of the combined financial statements.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

             Combined Statements of Stockholders' Equity (Deficit)
            For the Years Ended December 31, 1999, 2000 and 2001 and
               For the (Unaudited) Six Months Ended June 30, 2002


                                         Common Stock            Total
                                      -------------------     Accumulated      Stockholders'
                                      Shares     Amount         Deficit      Equity (Deficit)
                                      ------   ----------    -------------   ----------------
Balance, January 1, 1999............   200     $2,125,000    $  (5,575,408)     $(3,450,408)
Net loss............................                            (2,701,821)      (2,701,821)
                                       ---     ----------    -------------      -----------
Balance, December 31, 1999..........   200      2,125,000       (8,277,229)      (6,152,229)
Dividend distribution...............                              (329,144)        (329,144)
Net income..........................                               750,562          750,562
                                       ---     ----------    -------------      -----------
Balance, December 31, 2000..........   200      2,125,000       (7,855,811)      (5,730,811)
Net loss............................                            (1,848,008)      (1,848,008)
                                       ---     ----------    -------------      -----------
Balance, December 31, 2001..........   200      2,125,000       (9,703,819)      (7,578,819)
Net loss (unaudited)................                            (1,481,516)      (1,481,516)
                                       ---     ----------    -------------      -----------
Balance, June 30, 2002 (unaudited)..   200     $2,125,000     $(11,185,335)     $(9,060,335)
                                       ===     ==========    =============      ===========



The accompanying notes are an integral part of the combined financial statements.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

                       Combined Statements of Cash Flows
            For the Years Ended December 31, 1999, 2000 and 2001 and
          For the (Unaudited) Six Months Ended June 30, 2001 and 2002


                                                        For the Years Ended                For the Six Months Ended
                                                            December 31,                           June 30,
                                             -----------------------------------------    -------------------------
                                                 1999           2000           2001          2001           2002
                                             -----------    ------------   -----------    -----------   -----------
                                                                                          (Unaudited)   (Unaudited)
Cash flows from operating activities:
 Net loss ................................   $(2,701,821)   $    750,562   $(1,848,008)   $  (820,427)  $(1,481,516)
 Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities:
   Depreciation and amortization .........     1,764,573       2,673,433     2,996,235      1,546,459     1,609,221
   Amortization of debt issuance costs ...       646,733         743,265       794,357        354,455       430,160
   Interest expense -- note payable
    accretion ............................                                                                   46,379
   Non cash compensation expense .........                       197,486
   Debt forgiveness ......................                                                                 (922,275)
   Provision for bad debts ...............       140,069         125,449       169,428         34,323        22,668
   Loss on disposal of property and
    equipment ............................        62,493          14,545        31,237
   Deferred income taxes .................                    (4,659,722)     (604,466)      (323,263)       78,546
 Changes in assets and liablilties, net
   of effects of acquisitions:
   Accounts receivable ...................       199,153        (108,650)       78,211         61,597       (64,670)
   Prepaid expenses ......................         5,337         343,699        35,428         57,546       (25,198)
   (Increase) decrease in other assets ...         1,782        (593,260)       13,859        (33,226)       (7,655)
   Due from/to related parties ...........      (453,624)       (166,343)     (876,003)      (249,987)      637,580
   Accounts payable and accrued expenses .       334,082        (186,530)      192,346        629,082     1,254,037
   Deferred revenue ......................       (30,787)       (465,059)       29,627         27,092      (766,076)
                                             -----------    ------------   -----------    -----------   -----------
    Net cash (used in) provided by
      operating activities ...............       (32,010)     (1,331,125)    1,012,251      1,283,651       811,201
                                             -----------    ------------   -----------    -----------   -----------
Cash flows used in investing activities:
 Purchase of property and equipment ......      (370,093)        (72,471)     (200,420)       (99,384)     (279,646)
 Proceeds from sale of property and
   equipment .............................                         6,576         3,500
 Increase in restricted cash and cash
   equivalents ...........................      (108,300)       (325,000)     (316,391)                    (100,000)
 Business acquisitions, net of cash
   acquired ..............................    (3,400,075)    (10,695,472)   (1,192,117)                  (5,088,057)
                                             -----------    ------------   -----------    -----------   -----------
    Net cash used in investing activities     (3,878,468)    (11,086,367)   (1,705,428)       (99,384)   (5,467,703)
                                             -----------    ------------   -----------    -----------   -----------
Cash flows from financing activities:
 Proceeds of long-term debt, related
   party .................................       439,125         449,530     2,325,000                    5,800,000
 Proceeds of long-term debt ..............     5,506,888      14,791,000     2,600,000
 Payments of principal on long-term debt,
   related party .........................      (245,981)       (271,207)     (308,539)      (114,272)     (436,670)
 Payments of principal on long-term debt .    (1,289,159)     (1,689,390)   (3,093,782)    (1,770,084)   (1,549,170)
 Payments of obligations under capital
   leases ................................      (122,233)       (112,666)     (112,806)       (53,068)      (32,549)
 Debt issuance costs .....................      (768,293)       (316,025)     (643,998)                    (175,000)
                                             -----------    ------------   -----------    -----------   -----------
    Net cash provided by (used in)
      financing activities ...............     3,520,347      12,851,242       765,875     (1,937,424)    3,606,611
                                             -----------    ------------   -----------    -----------   -----------
Net (decrease) increase in cash and cash
  equivalents.............................      (390,131)        433,750        72,698       (753,157)   (1,049,890)
Cash and cash equivalents at beginning of
  period..................................     1,107,718         717,587     1,151,337      1,151,337     1,224,035
                                             -----------    ------------   -----------    -----------   -----------
Cash and cash equivalents at end of
  period..................................   $   717,587    $  1,151,337   $ 1,224,035    $   398,180   $   174,145
                                             ===========    ============   ===========    ===========   ===========
Supplemental disclosures of cash flow
  information
 Interest paid ...........................   $ 1,874,437    $  2,900,909   $ 3,514,879    $ 1,884,331   $ 2,199,716
                                             ===========    ============   ===========    ===========   ===========
 Income taxes paid .......................   $        --    $         --   $        --    $        --   $        --
                                             ===========    ============   ===========    ===========   ===========


Supplemental non-cash activities:

   $56,000 of property and equipment acquired in 2001, not paid until 2002.

The accompanying notes are an integral part of the combined financial statements.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business

   KC Acquisition Corporation (KC), a Subchapter S Corporation provides alarm monitoring services to independent alarm dealers and other telemetry customers on a contract basis. KC operates two, Underwriters Laboratories listed, call centers that provide alarm receiving, processing, notification and related services for the monitoring of various types of alarm systems. In addition to its call centers, KC maintains six regional dealer care locations designed to provide customized services to independent alarm dealers. Alarm monitoring services for subscribers of independent alarm dealers are outsourced to KC. Subscribers contract with independent alarm dealers for services like alarm installation, maintenance and monitoring.

   KC Funding Corporation (KCF) is a wholly owned subsidiary of KC. KCF was originally formed as a C Corporation and subsequently changed its status to an S Corporation in 2000. KCF was established solely to hold certain dealer relationships and related bank debt in accordance with certain loan agreements.

   Monital Signal Corporation (Monital), a C Corporation, was acquired by KC in May 2000 (Note 10). KC owns 99.8% of Monital's common stock.

   Monital Funding (MF) is a wholly owned subsidiary of Monital. MF was formed when Monital was purchased by KC in May 2000. MF was established solely to hold certain dealer relationships and related bank debt in accordance with certain loan agreements.

   Morlyn Financial Group (Morlyn), a limited liability company is owned by the same shareholders as KC. Morlyn was formed in May 2000 to assist independent alarm dealers who are interested in selling their retail portfolios to Integrated Alarm Services, Inc. (IAS), a related party of Morlyn. Morlyn provides due diligence and other related services for IAS and also earns fees from independent alarm dealers by providing billing services.

2. Summary of Significant Accounting Policies

Principles of combined financial statements

   The combined financial statements include the accounts of KC Acquisition Corporation and its subsidiaries from the date of their acquisition as well as Morlyn, an entity controlled by the shareholders of KC (the "Company"). All intercompany balances and transactions have been eliminated.

Use of estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment information

   The Company believes it operates in only one segment, alarm monitoring services for independent alarm dealers.

Comprehensive income

   No statement of comprehensive income has been included in the accompanying financial statements since the Company does not have any other comprehensive income to report.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

2. Summary of Significant Accounting Policies -- (Continued)

Revenue recognition

   The Company provides alarm monitoring and billing services for the subscribers of independent alarm dealers. Monitoring and billing revenue is recognized as the alarm monitoring and billing services are provided, a written agreement is in place and collection is probable. Deferred revenue represents amounts billed and or collected in advance of services being provided. Revenues deferred are recognized over the term of the service agreement as the alarm monitoring and billing services are provided.

   The Company assists independent alarm dealers in selling their portfolios of subscriber contracts to IAS. The Company receives placement fees for this assistance in selling the subscriber portfolios. Since these placement fees are contingent they are recognized generally when the transactions are consummated. Deal related costs are expensed as incurred.

Cash and cash equivalents

   Cash and cash equivalents include cash, certificates of deposit and money market funds with original maturities of three months or less at the time of purchase. The carrying amount of cash and cash equivalents approximates fair value. Cash restricted under the terms of the Company's debt obligations is classified to correspond with the classification of the related debt (Note 6).

Concentration of risk

   The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The Company monitors the financial stability of these institutions regularly and management does not believe there is a significant credit risk associated with deposits in excess of federally insured limits. At December 31, 2000, 2001 and (unaudited) June 30, 2002, cash and cash equivalent balances in excess of FDIC limits approximated $932,175, $1,495,215, and $0, respectively.

   Accounts receivable consists primarily of amounts due from independent alarm dealers located in the United States. Credit is extended based upon an evaluation of the customer's financial condition and credit history. Receivables that are deemed uncollectible have been provided for in the Company's allowance for doubtful accounts.

Allowance for Doubtful Accounts

   Changes in the allowance for doubtful accounts were as follows:

         January 1, 2000....................................................    $(126,323)
         Provision..........................................................     (166,475)
         Recoveries.........................................................       74,901
         Write-offs.........................................................       (8,426)
                                                                                ---------
         December 31, 2000..................................................     (226,323)
         Provision..........................................................     (363,428)
         Recoveries.........................................................      283,404
         Write-offs.........................................................       (8,389)
                                                                                ---------
         December 31, 2001..................................................     (314,736)
         Provision (unaudited)..............................................           --
         Recoveries (unaudited).............................................       84,736
         Write-offs (unaudited).............................................           --
                                                                                ---------
         June 30, 2002 (unaudited)..........................................    $(230,000)
                                                                                =========

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

2. Summary of Significant Accounting Policies -- (Continued)

Debt issuance costs

   Debt issuance costs represents direct costs incurred in connection with obtaining financing with related parties and banks. Debt issuance costs are being amortized over the life of the related obligations using the effective interest method.

Property and equipment

   Property and equipment are reported at cost less accumulated depreciation. When assets are sold, retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss is recognized.

   Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

         Furniture and equipment..........................................     3-10 years
         Building and leasehold improvements..............................    10-39 years
         Computer software................................................        3 years


   Leasehold improvements are being amortized over the shorter of the estimated useful life of the asset or the lease term. Equipment under capital lease is being amortized over the lease term.

Intangible assets

   Dealer relationships represent value ascribed to the intangible relationships with independent alarm dealers in connection with acquisitions. Dealer relationships are being amortized on a straight line basis over their estimated useful lives of 15 years.

   Goodwill was being amortized on a straight line basis over its estimated useful life of 15 years through December 31, 2001 (Note 5). Effective
January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. An initial transition impairment test of goodwill was required as of January 1, 2002. The Company completed this initial transition impairment test during the second quarter of 2002 (unaudited), which did not result in any impairment charges.

   For purposes of applying SFAS No. 142, the Company has determined that it has one reporting unit consistent with its one operating segment. Fair value of the reporting unit and the related implied fair value of its goodwill was established using a valuation technique based upon multiples of earnings.

Income taxes

   For federal and state income tax purposes, KC was treated as an S Corporation and accordingly the Company's income taxes or credits resulting from earnings or losses were payable by or accrued to its shareholders. For federal and state income tax purposes, KCF was treated as a C corporation which resulted in KCF recording current and deferred income taxes from its earnings and losses and recognizing the tax consequences of "temporary differences" between financial statement and tax basis of existing assets and liabilities.

   Effective January 1, 2000, KCF applied for and obtained approval to be treated as an S corporation for federal and state income tax purposes. Consequently, the effect of eliminating the KCF's deferred taxes as the result of KCF's change in tax status resulted in a tax benefit of $4,324,320 being recognized in the 2000 combined statement of operations.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

2. Summary of Significant Accounting Policies -- (Continued)

   For federal and state income tax purposes, Monital and MF are treated as a C corporations which results in Monital and MF recording current and deferred income from their earnings and losses and recognizing the tax consequences of "temporary differences" between financial statements and tax basis of existing assets and liabilities.

   For federal and state income tax purposes, Morlyn is treated as a limited liability company (LLC) and accordingly the income taxes or credits resulting from earnings or losses is payable or accrued to its members.

Advertising costs

   The Company's policy is to expense advertising costs in the period in which the expense is incurred. Advertising expense was $141,497, $106,871 and $30,500 for the years ended December 31, 1999, 2000 and 2001, respectively. Advertising expense was $6,115 and $1,398 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

Net loss per share

   The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. There are no potentially dilutive securities outstanding. Accordingly, the number of weighted average shares outstanding as well as the amount of net loss per share are the same for basic and diluted per share calculations for the periods reflected in the accompanying financial statements.

Risks and uncertainties

   The Company operates in one industry and segment. A principal element of the Company's business strategy is to acquire wholesale security system alarm monitoring businesses. Acquisitions of monitoring call centers involve a number of special risks, including the possibility of unanticipated problems not discovered prior to the acquisition, account attrition (i.e. cancellation) and the diversion of management's attention from other business activities in order to focus on the assimilation of such acquisitions.

   The Company has incurred significant losses and has a stockholders' deficit at December 31, 2001 and (unaudited) June 30, 2002. Further, the Company has a working capital deficit of approximately $7,798,000 and $11,108,000 at December 31, 2001 and (unaudited) June 30, 2002. The Company has funded operating and working capital deficits by amending existing debt agreements and borrowing funds from related parties to refinance existing debt and reduce current liabilities. In addition, the Company has developed a plan to increase revenue and reduce operating costs. However, there can be no assurance that the plan will be achieved or additional funds will be available, if needed.

   The Company is currently dependant on related party financing to acquire businesses and provide working capital. Any inability to obtain future funding through related parties or third parties could adversely affect the Company's cash flow and ability to meet existing obligations.

   The Company is subject to operational and regulatory risk. Liabilities may arise due to system failures and false alarms. New technologies may cause existing technologies to become obsolete. Future government or other organizational regulations and standards could have an adverse effect on the Company's financial position, results of operations or cash flows.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

2. Summary of Significant Accounting Policies -- (Continued)

Impairment of long-lived assets and long-lived assets to be disposed of

   The Company accounted for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of through December 31, 2001 (See "Recent accounting pronouncements"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses.

Unaudited interim financial information

   The financial information as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that are considered necessary for fair presentation of the Company's financial position at June 30, 2002, and the Company's operations and cash flows for the six months ended June 30, 2001 and 2002 in accordance with accounting principles generally accepted in the United States of America. Operating results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for the entire year.

Recent accounting pronouncements

   In June 2001, the FASB issued SFAS No. 141, Business Combinations, which address financial accounting and reporting for business combinations and supercedes APB No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisitions Contingencies of Purchased Enterprises. Additionally, SFAS
No. 141 establishes that all business combinations in the scope of the statement are to be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001.

   In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a material effect on its combined financial statements.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company has identified no such impairment losses for the six months ended
June 30, 2002.

   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. This Standard addresses a number of items related to leases and other matters and is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material effect on its combined financial statements.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

2. Summary of Significant Accounting Policies -- (Continued)

   In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This Standard addresses the recognition, measurement and reporting costs that are associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its combined financial statements.

3. Property and Equipment

                                                                                                December 31,
                                                                                         --------------------------
                                                                                             2000          2001       June 30, 2002
                                                                                         -----------    -----------   -------------
                                                                                                                       (Unaudited)
Furniture and equipment..............................................................    $ 1,734,299    $ 1,857,267    $ 2,505,206
Building and leasehold improvements..................................................        742,795        760,781        760,781
Equipment under capital lease........................................................        371,503        371,503        371,503
Computer software....................................................................          9,880        130,863        248,497
Land.................................................................................        124,418        124,418        124,418
                                                                                         -----------    -----------    -----------
                                                                                           2,982,895      3,244,832      4,010,405
Less accumulated depreciation and amortization.......................................     (1,000,573)    (1,465,775)    (1,857,189)
                                                                                         -----------    -----------    -----------
                                                                                         $ 1,982,322    $ 1,779,057    $ 2,153,216
                                                                                         ===========    ===========    ===========

   Depreciation expense was $278,394, $502,410 and $475,163 for the years ended December 31, 1999, 2000 and 2001, respectively. Depreciation expense was $221,929 and $372,206 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   Unamortized computer software costs totaled $9,057, $115,832 and $200,186, respectively, at December 31, 2000, 2001 and (unaudited) June 30, 2002. Amortization expense related to computer software was $0, $823 and $14,206 for the years ended December 31, 1999, 2000 and 2001, respectively. Amortization expense related to computer software was $5,919 and $33,281 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   Accumulated amortization for equipment under capital lease approximated $213,824 and $288,125 at December 31, 2000 and 2001, respectively. Equipment under capital lease is fully amortized at (unaudited) June 30, 2002.

4. Debt Issuance Costs

   Debt issuance costs consist of the following at:

                                                                                                December 31,
                                                                                         --------------------------
                                                                                             2000          2001       June 30, 2002
                                                                                         -----------    -----------   -------------
                                                                                                                       (Unaudited)
Debt issuance costs..................................................................    $ 3,600,980    $ 3,790,982    $ 3,790,982
Debt issuance costs -- related party (Note 6)........................................                       454,000        629,000
Accumulated amortization.............................................................     (1,869,553)    (2,663,912)    (3,094,072)
                                                                                         -----------    -----------    -----------
                                                                                         $ 1,731,427    $ 1,581,070    $ 1,325,910
                                                                                         ===========    ===========    ===========

   Amortization expense of debt issuance costs for the years ended December 31, 1999, 2000 and 2001 was $646,733, $743,265 and $794,357, respectively.
Amortization expense of debt issuance costs for the (unaudited) six months ended June 30, 2001 and 2002 was $354,455 and $430,160, respectively. Debt issuance costs approximate 9.5% of debt proceeds received by the Company.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

5. Intangible Assets

   Dealer relationships consist of the following at:


                                                                                                December 31,
                                                                                         --------------------------
                                                                                             2000          2001       June 30, 2002
                                                                                         -----------    -----------   -------------
                                                                                                                       (Unaudited)
Dealer relationships.................................................................    $28,488,567    $29,509,594    $33,884,640
Accumulated amortization.............................................................     (3,843,086)    (5,748,609)    (6,952,343)
                                                                                         -----------    -----------    -----------
                                                                                         $24,645,481    $23,760,985    $26,932,297
                                                                                         ===========    ===========    ===========


   Amortization expense related to dealer relationships for the years ended December 31, 1999, 2000 and 2001 was $1,140,579, $1,661,345 and $1,905,523,
respectively. Amortization expense related to dealer relationships for the (unaudited) six months ended June 30, 2001 and 2002 was $1,017,938 and $1,203,734, respectively.

   Goodwill consists of the following at December 31:


                                                          2000           2001
                                                       -----------   -----------
Goodwill ..........................................    $ 9,020,141   $ 9,020,141
Accumulated amortization ..........................     (1,200,055)   (1,801,398)
                                                       -----------   -----------
                                                       $ 7,820,086   $ 7,218,743
                                                       ===========   ===========


   Amortization expense related to goodwill for the years ended December 31, 1999, 2000 and 2001 was $345,600, $508,855 and $601,343, respectively.
Amortization expense related to goodwill was $300,672 for the (unaudited) six months ended June 30, 2001.

   The following table shows the effect on net (loss) income had SFAS No. 142 been adopted in the prior period:


                                                                                 For the (Unaudited)
                                                                                   Six Months Ended
                                        For the Years Ended December 31,               June 30,
                                     ---------------------------------------   ------------------------
                                        1999          2000          2001          2001         2002
                                     -----------   ----------    -----------   ---------    -----------
Net (loss) income as reported......  $(2,701,821)  $  750,562    $(1,848,008)  $(820,427)   $(1,481,516)
Add back amortization of goodwill        345,600      508,855        601,343     300,672
                                     -----------   ----------    -----------   ---------    -----------
Adjusted net (loss) income.........  $(2,356,221)  $1,259,417    $(1,246,665)  $(519,755)   $(1,481,516)
                                     ===========   ==========    ===========   =========    ===========
(Loss) income per share............  $   (13,509)  $    3,753    $    (9,240)  $  (4,102)   $    (7,408)
Effect of accounting change........        1,728        2,544          3,007       1,504
                                     -----------   ----------    -----------   ---------    -----------
Adjusted (loss) income per share...  $   (11,781)  $    6,297    $    (6,233)  $  (2,598)   $    (7,408)
                                     ===========   ==========    ===========   =========    ===========

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

5. Intangible Assets -- (Continued)

   Estimated amortization expense of debt issuance costs and dealer relationships for the years ending December 31, 2002 through 2006 is as follows:

                                                                                Annual
         Year                                                                Amortization
                                                                             ------------
         2002............................................................     $2,908,979
         2003............................................................      2,455,060
         2004............................................................      2,317,674
         2005............................................................      2,206,653
         2006............................................................      2,179,674

6. Long-term Debt

   Long-term debt consists of the following at:

                                                         December 31,
                                              ----------------------------------
                                                   2000               2001           June 30, 2002
                                              ---------------    ---------------    ---------------
                                                                                      (Unaudited)
Related Party Promissory Notes:
  -------------------------------
A series of promissory notes payable to      $      1,200,557   $        928,437    $       827,480
  IAS in original amounts totaling
  $1,742,344, maturing from February 2001
  to August 2005. Aggregate monthly
  installments of principal and interest
  approximates $56,000. Fixed interest
  rates range from 23% to 31%;
  collateralized by financed accounts
  receivable. These notes are cross
  collateralized with each other.

A series of promissory notes payable to                                2,288,581          2,175,854
  IAS in original amounts totaling
  $2,325,000, maturing from August 2005 to
  April 2006. Aggregate monthly
  installments of principal and interest
  approximates $47,500. Fixed interest
  rates ranging from 12.50% to 17.30%;
  collateralized by financed accounts
  receivable. The Company is required to
  maintain cash with the lender of
  $50,000, which is restricted to be used
  to satisfy debt service requirements in
  the event the Company does not have the
  cash flow to service the debt. Such
  amount is included in restricted cash
  and cash equivalents.

Promissory note payable to related party                                                  5,577,015
  owned by stockholders of the Company in
  original amount of $5,800,000, maturing
  July 1, 2007. Aggregate monthly
  installments of principal and interest
  of approximately $129,200. Fixed
  interest rate of 14.31%; collateralized
  by financed accounts receivable. The
  Company is required to maintain cash
  with the lender of $100,000, which is
  restricted to be used to satisfy debt
  service requirements in the event the
  Company does not have the cash flow to
  service the debt. Such amount is
  included in restricted cash and cash
  equivalents.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

6. Long-term Debt -- (Continued)


                                                         December 31,
                                              ----------------------------------
                                                   2000               2001           June 30, 2002
                                              ---------------    ---------------    ---------------
                                                                                      (Unaudited)
Other Notes:
  ------------
Promissory notes payable to one bank in      $     30,743,052   $     28,393,223    $    26,985,505
  original amounts totaling $32,841,000
  maturing from March 2003 to May 2005.
  Aggregate monthly installments of
  principal and interest approximates
  $505,000. Fixed interest rates ranging
  from 8% to 12.5%. Balloon payments due
  of approximately $11,125,000 at March
  2003, $1,750,000 at June 2004, and
  $6,412,000 at May 2005; collateralized
  by financed accounts receivable. The
  Company is required to maintain cash
  with the lender of $697,000, with is
  restricted to be used to satisfy debt
  service requirements in the event the
  Company does not have the cash flow to
  service the debt. Such amount is
  included in restricted cash and cash
  equivalents.

Promissory note payable to a bank in the                               2,600,000          2,600,000
  original amount of $2,600,000 maturing
  January 2005. Aggregate monthly
  installments of principal and interest
  approximates $21,125. Fixed interest
  rate of 9.75%; collateralized by
  financed accounts receivable. The
  Company is required to maintain cash
  with the lender of $266,391, which is
  restricted to be used to satisfy debt
  service requirements in the event the
  Company does not have the cash flow to
  service the debt. Such amount is
  included in restricted cash and cash
  equivalents.

Note payable to Security Associates                 1,500,000          1,500,000            788,654
  International (SAI), $1,500,000,
  originally due December 31, 2001 with
  interest at 12.5%. In April 2002, a
  portion of this note was forgiven
  (Note 10). The remaining obligation of
  $900,000 had no stated interest
  (interest imputed at 12.5%). Aggregate
  monthly installments of principal and
  interest approximates $20,000 beginning
  April 2002 through December 2002 with
  final payment of $720,000 due
  December 31, 2002. Note payable is net
  of a discount in the amount of $51,346
  at June 30, 2002.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

6. Long-term Debt -- (Continued)


                                                         December 31,
                                              ----------------------------------
                                                   2000               2001           June 30, 2002
                                              ---------------    ---------------    ---------------
                                                                                      (Unaudited)
Notes payable to a bank in original          $      1,474,294   $      1,412,208    $     1,330,755
  amounts totaling $1,506,888. Aggregate
  monthly installments of principal and
  interest approximates $53,000 beginning
  October 1999 through November 2004 with
  a final payment of $405,000 and $255,000
  in November 2004 and December 2004,
  respectively. Fixed interest rate of
  8.75%. These notes payable are
  collateralized by financed accounts
  receivable. The Company is required to
  maintain cash with the lender of
  $36,300, which is restricted to be used
  to satisfy debt service requirements in
  the event the Company does not have the
  cash flow to service the debt. Such
  amount is included in restricted cash
  and cash equivalents.

Note payable, $650,000 at 10%. Paid in                650,000
  full during 2001.

Other note payable                                     31,867
                                              ---------------    ---------------    ---------------
                                                   35,599,770         37,122,449         40,285,263
Less: current portion, related party                  272,120            490,504          1,839,681
Less: current portion, bank                         2,414,939          5,340,059          5,856,712
                                              ---------------    ---------------    ---------------
                                             $     32,912,711   $     31,291,886    $    32,588,870
                                              ===============    ===============    ===============


   The terms of the 2000 and 2001 promissory notes presented in the above table do not reflect certain refinancings that took place subsequent to June 30, 2002 (Note 14).

   Promissory notes payable to related parties in original amounts totaling $1,742,344, $2,325,000 and $5,800,000 are with entities owned primarily by stockholders of the Company. Debt issuance costs paid by the Company to related parties totaled $250,000 through (unaudited) June 30, 2002. Cash receipts generated from the designated recurring monthly revenue are deposited directly with the related parties.

   A series of promissory notes payable to a bank in original amounts totaling $32,841,000 includes $12,641,000 used to finance the Monital Signal Corporation acquisition (Note 10) and $20,200,000 used to finance a 1998 acquisition. These promissory note agreements contain provisions that incorporate separate monitoring receivable financing participation agreements (Monitoring Agreements) between the bank, the Company and a related party owned by stockholders of the Company. The related party arranged the financing with the bank. Under these monitoring agreements the related party performs due diligence and monitors the Company's compliance with the promissory note agreements. Debt issuance costs paid by the Company to the bank totaled $3,380,395.

   Promissory note payable to a bank in the original amount of $2,600,000 is with a bank where a 10% owner of the Company is the Chairman of the Board of Directors of the bank. This note agreement has terms similar to the $32,841,000 bank notes described above. A related party owned by stockholders of the Company arranged the financing and received a fee of $379,000 and the bank received a fee of $190,000.

   The Company paid other debt issuance costs totaling $220,587 related to promissory notes payable to a bank in original amounts totaling $1,506,888.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

6. Long-term Debt, Continued

   The promissory notes payable to related parties and to the bank contain restrictive covenants, some of which require the Company to deposit financed accounts receivable collections in lockboxes, maintain the appropriate level of recurring monthly revenue as a percentage of monthly debt service, comply with credit and collection policies, and perform other periodic reporting requirements. At December 31, 2001, the Company had not complied with certain of these debt covenants. The related parties have permanently waived the covenant violations and accordingly, related party promissory notes are classified according to their amortization schedules. The Company also obtained a waiver for its bank debt covenant violations (Note 14).

   Related party and bank debt are collateralized by financed accounts receivable. Financed accounts receivable are outstanding accounts receivable that arise from recurring monthly revenue earned by providing alarm monitoring services for independent alarm dealers. Related parties and the bank require the Company to maintain a certain level of recurring monthly revenue. Such required recurring monthly revenue approximated $1,643,000 and $1,871,000 at December 31, 2001 and (unaudited) June 30, 2002, respectively. Substantially all accounts receivable in the accompanying combined balance sheets collateralize long-term debt.

   Maturities of long-term debt are as follows based on agreements in effect at:


                                                                                                       December 31, 2001
                                                                                            ---------------------------------------
                                                                                              Related        Other
                                                                                              Parties        Notes         Total
                                                                                            ----------    -----------   -----------
2002....................................................................................    $  490,504    $ 5,340,059   $ 5,830,563
2003....................................................................................       650,832     14,918,866    15,569,698
2004....................................................................................       570,870      6,408,652     6,979,522
2005....................................................................................     1,357,649      7,237,854     8,595,503
2006....................................................................................       147,163                      147,163
                                                                                            ----------    -----------   -----------
                                                                                            $3,217,018    $33,905,431   $37,122,449
                                                                                            ==========    ===========   ===========


   Maturities of long-term debt are as follows based on revised agreements (Note 14) at:


                                                                                                   June 30, 2002 (Unaudited)
                                                                                            ---------------------------------------
                                                                                              Related        Other
                                                                                              Parties        Notes         Total
                                                                                            ----------    -----------   -----------
2003....................................................................................    $1,839,681    $ 5,908,058*  $ 7,747,739
2004....................................................................................     1,476,937     15,563,046    17,039,983
2005....................................................................................     1,735,731     10,285,157    12,020,888
2006....................................................................................     1,775,303                    1,775,303
2007....................................................................................     1,603,397                    1,603,397
Thereafter..............................................................................       149,299                      149,299
                                                                                            ----------    -----------   -----------
                                                                                            $8,580,348    $31,756,261   $40,336,609
                                                                                            ==========    ===========   ===========

---------------
*   2003 maturity includes $51,346 related to a discount (SAI note payable).

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

7. Income Taxes

   The components of the provision (benefit) for income taxes are as follows:

                                                                               For the (Unaudited)
                                                                                 Six Months Ended
                                          For the Years Ended December 31,           June 30,
                                        ------------------------------------   --------------------
                                          1999          2000         2001         2001       2002
                                        ---------   -----------    ---------   ---------    -------
Current
 Federal .............................  $ 267,055   $              $           $            $
 State ...............................     78,545        12,960       12,959       6,479      6,480
                                        ---------   -----------    ---------   ---------    -------
Total current.........................    345,600        12,960       12,959       6,479      6,480
Deferred tax (benefit) expense........   (345,600)   (4,672,682)    (617,425)   (329,742)    72,066
                                        ---------   -----------    ---------   ---------    -------
Provision (benefit) for income taxes..  $           $(4,659,722)   $(604,466)  $(323,263)   $78,546
                                        =========   ===========    =========   =========    =======

   The significant components of deferred income tax (benefit) expense are as follows:

                                                                                      For the (Unaudited)
                                                                                        Six Months Ended
                                               For the Years Ended December 31,             June 30,
                                             ------------------------------------    ---------------------
                                                1999         2000          2001        2001         2002
                                             ---------    -----------   ---------    ---------   ---------
Deferred tax benefit recognized as a
  result of change in tax status..........   $            $(4,324,320)  $            $           $
Deferred tax (benefit) expense ...........    (345,600)       218,878    (269,446)     (77,771)   (138,824)
Net operating loss carryforward ..........                   (567,240)   (347,979)    (251,971)    210,890
                                             ---------    -----------   ---------    ---------   ---------
Deferred income tax (benefit) expense ....   $(345,600)   $(4,672,682)  $(617,425)   $(329,742)  $  72,066
                                             =========    ===========   =========    =========   =========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 2001 and (unaudited) June 30, 2002 are as follows:

                                                                                                  December 31,
                                                                                           --------------------------     June 30,
                                                                                               2000          2001           2002
                                                                                           -----------    -----------   -----------
                                                                                                                        (Unaudited)
Current deferred tax assets:
 Allowance for bad debts...............................................................    $    10,529    $    29,405   $     9,200
 Accrued expenses......................................................................         51,945
                                                                                           -----------    -----------   -----------
   Net current deferred tax assets.....................................................    $    62,474    $    29,405   $     9,200
                                                                                           ===========    ===========   ===========
Long term deferred tax assets (liabilities):
 Charitable contributions carryforward.................................................    $       460    $       460   $       460
 Dealer relationships..................................................................     (4,356,336)    (4,049,131)   (3,897,777)
 Depreciation..........................................................................        (40,216)       (44,906)      (37,231)
 Net operating loss carryforward.......................................................        677,359      1,025,338       814,448
                                                                                           -----------    -----------   -----------
   Net long term deferred tax liabilities..............................................     (3,718,733)    (3,068,239)   (3,120,100)
                                                                                           -----------    -----------   -----------
Net deferred tax liabilities...........................................................    $(3,656,259)   $(3,038,834)  $(3,110,900)
                                                                                           ===========    ===========   ===========

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

7. Income Taxes -- (Continued)

   The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 34% as follows:


                                                                               For the
                                                                             (Unaudited)
                                                 For the Years Ended          Six Months
                                                    December 31,            Ended June 30,
                                             --------------------------    ---------------
                                              1999      2000      2001      2001     2002
                                             ------    -------   ------    ------   ------
Pretax loss at statutory tax rate ........   (34.00%)   (34.00%) (34.00%)  (34.00%) (34.00%)
Effect of state taxes, net of federal
  benefit.................................               (1.29%)  (3.70%)   (4.24%)    .84%
S corporation loss .......................    34.00%     24.25%   20.96%    24.28%   27.04%
LLC (income) loss ........................                        (8.15%)  (14.57%)  11.51%
Conversion to S corporation ..............             (110.62%)
Non-cash compensation ....................                1.72%
Other, net ...............................                 .74%     .24%      .27%     .21%
                                             ------    -------   ------    ------   ------
Provision (benefit) for income taxes .....     0.00%   (119.20%) (24.65%)  (28.26%)   5.60%
                                             ======    =======   ======    ======   ======


   C corporation income (loss) before provision for income taxes was $0, ($1,120,708), ($1,528,732) and ($816,940) and $187,586 for the years ended
December 31, 1999, 2000 and 2001 and the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   At June 30, 2002, the Company has approximately $2,036,000 of net operating loss carryforwards, which begin to expire in 2013, and approximately $7,300,000 of S corporation state net operating loss carryforwards, which begin to expire in 2018.

8. Loss Per Common Share

   Loss per common share is as follows:


                                                                                   For the Six Months
                                                 For the Years Ended                      Ended
                                                    December 31,                        June 30,
                                        -------------------------------------   ------------------------
                                           1999         2000         2001          2001         2002
                                        -----------   --------    -----------   ---------    -----------
                                                                                       (Unaudited)
Numerator
 Net (loss) income....................  $(2,701,821)  $750,562    $(1,848,008)  $(820,427)   $(1,481,516)
Denominator
 Weighted average shares outstanding..          200        200            200         200            200
Net (loss) income per share...........  $   (13,509)  $  3,753    $    (9,240)  $  (4,102)   $    (7,408)


9. Commitments and Contingencies

Leases

   The Company is obligated under operating leases for property and equipment expiring at various dates. Rent expense amounted to $472,409, $466,045 and $595,333 for the years ended December 31, 1999, 2000 and 2001, respectively. Rent expense amounted to $393,143 and $373,142 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   In addition, the Company leases telephone equipment under capital leases. The capital leases expired during the (unaudited) six months ended June 30, 2002.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

9. Commitments and Contingencies -- (Continued)

   Minimum future annual rental commitments under non-cancelable capital and operating leases at December 31, 2001 are as follows:

                                                                     Capital    Operating
                                                                     -------    ---------
         2002 ....................................................   $33,051    $329,846
         2003 ....................................................               118,195
         2004 ....................................................                67,047
         2005 ....................................................                26,100
         2006 ....................................................
                                                                     -------    --------
         Total minimum lease payments ............................    33,051    $541,188
                                                                     =======    ========
         Amounts representing interest ...........................      (502)
                                                                     -------
         Present value of minimum lease payments .................   $32,549
                                                                     =======


   Minimum future annual rental commitments under noncancelable operating leases at (unaudited) June 30, 2002 are as follows:

         Year Ending June 30,
          -------------------
         2003................................................................    $155,039
         2004................................................................      85,735
         2005................................................................      59,343
         2006................................................................      57,360
         2007................................................................      24,080
                                                                                 --------
                                                                                 $381,557
                                                                                 ========


Royalty agreement

   The Company has a trademark and sub-license agreement for the use of the Smith & Wesson name in marketing alarm systems and monitoring services. The agreement has a term of nine years and ten months that commenced on March 1, 1998 and expires on December 31, 2008, with certain termination provisions. The agreement required minimum royalties of $600,000 for 1999 and $700,000 per year for each year thereafter payable in quarterly installments of $175,000 beginning in the first quarter of 2000. The agreement was renegotiated in August 2000 to eliminate minimum requirements. Royalty payments are based upon actual royalties earned under the sub-lease agreement for actual new sales and existing monitoring revenues without any minimums. The Company terminated this relationship on August 31, 2002 without any future commitments. Royalty expense was $600,000, $505,299 and $71,833, for the years ended December 31, 1999, 2000 and 2001, respectively. Royalty expense was $13,562 and $0 for the (unaudited) six months ended June 30, 2001 and 2002.

Litigation

   The Company is involved in litigation and various legal matters that have arisen in the ordinary course of business. The Company does not believe that the outcome of these matters will have a material effect on the Company's financial position, results of operations or cash flows.

10. Acquisitions

   In October 2001, the Company acquired certain operating assets of Custom Design Security (CDS), a wholesale security system alarm monitoring business located in Sarasota Florida. No liabilities were assumed by the Company. The transaction was accounted for under the purchase method of accounting.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

10. Acquisitions -- (Continued)

   The allocation of the purchase price of $1,192,117 is as follows:

         Dealer relationships..............................................    $1,020,448
         Accounts receivable...............................................       106,669
         Equipment.........................................................        65,000
                                                                               ----------
         Net assets acquired...............................................    $1,192,117
                                                                               ==========


   The purchase price was financed with debt from IAS (Note 6). The results of operations of CDS are included in the accompanying combined financial statements from the date of acquisition.

   On May 11, 2000, the Company, through a newly formed wholly owned subsidiary, acquired 99% of the common stock of Griptight Holdings, Inc., a corporation whose sole asset was the ownership of 80% of the stock of Monital. The transaction was accounted for under the purchase method of accounting. At the same time, the Company acquired 20% of the stock of Monital from an unrelated party. The purchase price of $10,695,472, net of cash acquired of $829,566, financing costs of $316,025 and all other closing costs were financed with debt of $14,141,000. In addition, a related entity owned by certain stockholders of the Company paid $1,383,370 of long-term debt, and $1,910,000 of customer contracts were transferred to that related entity. This resulted in a dividend distribution of $329,144 and a compensation charge of $197,486. The results of operations of Monital are included in the accompanying combined financial statements from the date of acquisition.

   The allocation of the purchase price of $10,695,472 is as follows:

         Dealer relationships.............................................    $12,770,304
         Goodwill.........................................................      3,836,141
         Accounts receivable..............................................        768,465
         Property and equipment...........................................      1,122,286
         Prepaid expenses and other assets................................        359,056
         Accounts payable and accrued expenses............................       (803,226)
         Deferred revenue.................................................     (1,547,392)
         Other liabilities................................................       (590,651)
         Deferred tax liability...........................................     (3,836,141)
         Long-term debt...................................................     (1,383,370)
                                                                              -----------
         Net assets acquired..............................................    $10,695,472
                                                                              ===========


   In April 2001, the Company recorded $500,000 in other income from SAI. SAI is a publicly traded corporation in the alarm monitoring industry that is unrelated to the Company. SAI and KC had entered into a merger agreement. The $500,000 represents a break up fee related to the failed merger with SAI.

   In April 2002, the Company settled an outstanding legal dispute related to the failed merger of the Company and SAI. As part of the Monital acquisition, the Company obtained financing of $1,500,000 from SAI (Note 6). The funds were used to purchase Monital and pay related expenses. The note was originally due December 31, 2001 with interest of $225,000. The litigation settlement modified the note agreement and as a result $922,275 was recorded as other income for the (unaudited) six months ended June 30, 2002. The remaining debt obligation of $900,000 has no stated interest and is included in the accompanying (unaudited) June 30, 2002 combined balance sheet at its present value.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

10. Acquisitions -- (Continued)

   The following proforma combined results of operations have been prepared as if the acquisition had occurred at the beginning of the year of acquisition and the beginning of the immediately preceding year.

                                                               (Unaudited)    (Unaudited)
                                                                   2000          1999
                                                               -----------    -----------
         Revenue:
          Monitoring fees ..................................   $19,961,814    $19,466,592
          Billing fees .....................................       261,312        107,109
          Related party monitoring fees ....................     1,164,165        490,137
          Related party placement fees .....................       189,249        112,569
                                                               -----------    -----------
         Total revenue .....................................   $21,576,540    $20,176,407
                                                               ===========    ===========
         Income (loss) from operations .....................   $  (181,962)   $   331,418
                                                               ===========    ===========
         Loss before income taxes ..........................   $(3,912,253)   $(2,202,677)
                                                               ===========    ===========
         Net loss ..........................................   $   747,469    $(2,357,412)
                                                               ===========    ===========

   The proforma results of operations do not purport to represent what the Company's results of operations would actually have been had the acquisition been effected for the periods presented, or to predict the Company's results of operations for any future period.

   In January 2002, the Company acquired certain operating assets of RTC Alarm Monitoring Services (RTC), a wholesale security system alarm monitoring business located in Roseville, California. No liabilities were assumed by the Company. The transaction was accounted for under the purchase method of accounting.

   The allocation of the purchase price of $5,088,057 is as follows:

         Dealer relationships..............................................    $4,375,046
         Equipment.........................................................       500,000
         Accounts receivable...............................................       213,011
                                                                               ----------
                                                                               $5,088,057
                                                                               ==========

   The purchase price was financed with a promissory note from a related party owned by stockholders of the Company in the amount of $5,800,000 (Note 6). The Company paid a fee of $175,000 to the related party in connection with this financing. The results of RTC are included in the accompanying combined financial statements from the date of acquisition.

11. Related Party Transactions

   As discussed throughout the footnotes to the combined financial statements, the Company has had significant transactions with related parties. Whether the terms of these transactions would have been the same had they been between non-related parties, cannot be determined.

   KC provides alarm monitoring services to related parties which are owned by stockholders of the Company. Revenue earned from these alarm monitoring services was $490,137, $1,164,165 and $506,982 for the years ended December 31, 1999, 2000 and 2001, respectively of which $315,527, $954,615, and $443,658, respectively, was from IAS. Revenue earned from these alarm monitoring services was $248,083 and $559,674, respectively, for the (unaudited) six months ended June 30, 2001 and 2002 of which $218,313 and $515,134, respectively, was from IAS.

   For the period July 1, 2000 through June 30, 2001, KC and IAS were in negotiations over alarm monitoring services provided by KC to customers of IAS that IAS claims should have been disconnected from service. Further, IAS were in negotiation with KC over alarm monitoring services provided subsequent

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

11. Related Party Transactions -- (Continued)

to June 30, 2001. KC granted IAS concessions on alarm monitoring services of $2,000 and $993,000 for the years ended December 31, 2000 and 2001, respectively and $762,000 and $35,000 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   Morlyn provides due diligence and other related services to IAS. Revenue earned from these services was $112,569, $189,249 and $974,448 for the years ended December 31, 1999, 2000 and 2001, respectively. Revenue earned from these services was $479,294 and $262,093, respectively, for the (unaudited) six months ended June 30, 2001 and 2002.

   KC incurred $220,853, $293,202 and $329,769, respectively, in related party interest for the years ended December 31, 1999, 2000 and 2001 of which $192,459, $258,556 and $328,650, respectively, was to IAS. KC incurred $112,553 and $561,417, respectively, in related party interest for the (unaudited) six months ended June 30, 2001 and 2002 of which $111,442 and $279,579, respectively, was to IAS.

   KC owns 5,000 shares of stock in a company that declared bankruptcy in 2000. The investment was in a company who obtained financing from an entity owned by certain stockholders of the Company. The original investment was $32,500 and is stated at no value in the accompanying combined balance sheets. The write down of this investment is recorded in general and administrative expenses in the 2000 combined statement of operations.

   KC provides alarm monitoring services for certain independent alarm dealers who obtain financing from IAS.

   Amounts due from related party at:

                                                                                           December 31,
                                                                                       -------------------
                                                                                         2000       2001     June 30, 2002
                                                                                       -------    --------   -------------
                                                                                                              (unaudited)
         Integrated Alarm Services, Inc:
          Monitoring fees ..........................................................   $    --    $ 52,796      $230,774
          Placement fees ...........................................................        --     414,907            --
          Advances .................................................................        --     453,000            --
                                                                                       -------    --------      --------
                                                                                       $    --    $920,703      $230,774
                                                                                       =======    ========      ========

   Amounts due to related party at:

                                                                                           December 31,
                                                                                       -------------------
                                                                                         2000       2001     June 30, 2002
                                                                                       -------    --------   -------------
                                                                                                              (unaudited)
                                                                                       $95,696    $140,395      $88,046
                                                                                       =======    ========      =======

12. Fair Value of Instruments

   Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

   The carrying values of the Company's financial instruments (including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and deferred revenue) as of December 31, 2000, 2001 and (unaudited) June 30, 2002 are a reasonable estimate of their fair value due to the short-term nature

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

12. Fair Value of Instruments -- (Continued)

of the instruments. The fair value of related party debt is not determinable since it is not negotiated at arms length. The carrying value of the Company's bank debt approximates fair value.

13. Benefit Plans

   The Company maintains two plans that provide health, dental and life insurance benefits to all eligible employees. Medical and dental coverage under the first plan is partially self-insured by the Company and contains an excess loss insurance agreement with New England Financial. The self-insurance limit is $50,000 per occurrence per year. Insurance expense under the plan was $317,255, $458,561 and $390,410 for the years ended December 31, 1999, 2000 and 2001, respectively. Insurance expense was $242,730 and $192,279 for the (unaudited) six months ended June 30, 2001 and 2002, respectively. The second plan provides fully insured medical, dental and life insurance coverage with Aetna -- U.S. Healthcare. Insurance expense under this plan was $128,313, $169,510 and $242,445 for the years ended December 31, 1999, 2000 and 2001, respectively. Insurance expense was $107,816 and $109,864 for the (unaudited) six months ended June 30, 2001 and 2002, respectively.

   Effective August 1, 2002, the Company terminated its relationship with New England Financial and transferred those employees covered under the New England Financial plan to the Aetna -- U.S. Healthcare plan.

14. Subsequent Events

   On September 26, 2002, the Company acquired all of of the common stock of Criticom International Corporation (Criticom), a wholesale security system alarm monitoring business located in Minneapolis, Minnesota. The purchase price consisted of $1,000,000 in cash, 15% of KC's common stock and a contingent payment of 263,000 shares of K.C's common stock tied to Criticom's financial performance. The acquisition was financed with debt from IAS.

   On September 26, 2002, the Company purchased 2.055% of Royal Thoughts, LLC, a Minnesota limited liability company whose primary assets include various intellectual properties with a promissory note in the amount of $685,000. Criticom owns a 2.970% ownership interest in Royal Thoughts. The Company believes that by virtue of it's membership position in Royal Thoughts, LLC, it will have the ability to participate in emerging technologies in many markets which would bring it additional competitive advantage, revenue, and value.

   On September 26, 2002, the Company's $5,800,000 related party promissory note with RTC Trust (an entity controlled by two principal stockholders of Integrated Alarm Services Group, Inc.) was amended. Aggregate monthly installments of principal and interest were reduced from approximately $129,000 to approximately $49,000 in October 2002, $58,000 in November 2002, and $67,000 in December 2002. Monthly payments continue to escalate over the life of the loan up to $144,000 beginning July 2004 until July 2007.

   On September 27, 2002, the Company borrowed $5,500,000 from Integrated Alarm Services Group, Inc. (IASG), a related party formed in September 2002 owned by certain stockholders of the Company. The Company used the proceeds to extinguish a note payable to a bank of $2,600,000, extinguish $900,000 in IAS promissory notes, and extinguish $740,000 of the SAI Note. The Company paid debt issuance costs of $495,000 to IASG. Monthly interest payments, at a fixed rate of 8.74%, are due through September 1, 2005. A balloon payment in the amount of $5,500,000 is due October 1, 2005.

   On October 14, 2002, the Company borrowed $3 million from a related party. Interest is payable at Bear Stearn's Broker call rate plus 2.5%. Interest only payments are due monthly through March 15, 2004 when the full amount of principal is due.

                  KC ACQUISITION CORPORATION AND SUBSIDIARIES

   On October 18, 2002, the Company renegotiated approximately $26,380,000 of certain promissory notes payable to a bank. Approximately $11,125,000 originally due as a balloon payment in March 2003 was extended to June 2004. In addition, monthly debt service payments were rescheduled, however, the interest rate on the debt remained the same. The Company paid $415,237 in debt issuance costs to the bank which will be capitalized. The Company's covenants are unchanged except for the addition of a quarterly cumulative earnings before interest, taxes, depreciation, and amortization (EBITDA) requirement. The Company expects to comply with all of the bank's covenants including the new EBITDA requirement.

   On November 8, 2002 the Company obtained a permanent waiver from the bank for all past covenant violations and events of default. This waiver was subject to the Company remedying these violations in a specified timeframe. The Company has begun to take corrective action and believes it will be able to satisfy the requirements in the timeframe established. As a result, the Company's bank debt is classified according to its renegotiated amortization schedules at (unaudited) June 30, 2002.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                         Combined Financial Statements
                    (and Report of Independent Accountants)

                 As of December 31, 2000, 2001 and (Unaudited)
                     June 30, 2002 and for the Years Ended
                December 31, 1999, 2000 and 2001 and (Unaudited)
                    Six Months Ended June 30, 2001 and 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Integrated Alarm Services, Inc. and Affiliates:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in shareholders' and trust capital (deficiency) and cash flows present fairly, in all material respects, the financial position of Integrated Alarm Services, Inc. and its affiliates at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company has significant debt repayments due in May 2003.

As described in Notes 2 and 8 to the financial statements, the Company has had significant transactions with related entities. Whether the terms of these transactions would have been the same had they been between non related entities, cannot be determined.


/s/ PricewaterhouseCoopers LLP
Albany, New York
October 4, 2002, except for Note 5
as to which the date is
November 8, 2002, with respect to
the fifth paragraph

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS
         As of December 31, 2000 and 2001 and (Unaudited) June 30, 2002



                                                                               (Note 8)
                                                 2000            2001       June 30, 2002
                                             ------------    ------------   -------------
                                                                             (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents ...............   $  1,608,101    $  1,901,128    $  1,436,908
 Current portion of notes receivable .....        932,243       1,571,662       1,590,107
 Current portion of notes receivable--
   related parties........................        287,050         941,875       1,022,543
 Accounts receivable less allowance for
   doubtful accounts of $80,012 in 2000,
   $255,471 in 2001 and $425,866 in 2002..        261,893         295,782         303,592
 Other assets ............................             --              --          26,782
                                             ------------    ------------    ------------
    Total current assets .................      3,089,287       4,710,447       4,379,932
                                             ------------    ------------    ------------
Notes receivable net of current portion
  and reserves of $100,000 in 2000,
  $800,000 in 2001 and $747,000 in 2002...      4,922,246       5,063,903       5,560,569
Notes receivable--related parties ........      1,181,029       4,384,348       3,829,241
Customer contracts, net ..................     26,615,372      53,495,792      49,401,467
Debt issuance costs, net .................      2,037,484       4,242,849       3,700,345
Restricted cash ..........................      2,105,250       3,175,250       2,941,250
                                             ------------    ------------    ------------
    Total assets .........................   $ 39,950,668    $ 75,072,589    $ 69,812,804
                                             ============    ============    ============
LIABILITIES AND SHAREHOLDERS'
AND TRUST CAPITAL (DEFICIENCY)
Current liabilities:
 Current portion of long-term debt .......   $ 11,397,317    $ 21,602,920    $ 19,863,224
 Accounts payable ........................          1,694              --         113,706
 Accounts payable--related parties .......             --         920,703         230,774
 Accrued expenses ........................        671,941         729,251         918,245
 Current portion of deferred revenue .....        157,681         804,416         821,773
 Other liabilities .......................        277,480         532,118         467,714
                                             ------------    ------------    ------------
    Total current liabilities ............     12,506,113      24,589,408      22,415,436
                                             ------------    ------------    ------------
Long-term liabilities
 Long-term debt, net of current portion ..     58,658,147      77,060,098      83,395,856
 Deferred revenue, net of current portion         390,256         482,792         482,309
                                             ------------    ------------    ------------
    Total long-term liabilities ..........     59,048,403      77,542,890      83,878,165
                                             ------------    ------------    ------------
    Total liabilities ....................     71,554,516     102,132,298     106,293,601
                                             ------------    ------------    ------------
Commitments and contingencies
Shareholdes' and trust capital
  (deficiency)
 Preferred stock, $0.001 par value,
   2,000,000 shares authorized and none
   issued and outstanding
 Common stock, $0.001 par value,
   50,000,000 shares authorized and 200
   shares issued and outstanding..........             --              --               1
 Contributed (drawn) capital, net ........     (1,547,519)      8,231,668       2,933,314
 Accumulated deficit .....................    (30,056,329)    (35,291,377)    (39,414,112)
                                             ------------    ------------    ------------
    Total shareholders' and trust capital
      (deficiency)........................    (31,603,848)    (27,059,709)    (36,480,797)
                                             ------------    ------------    ------------
    Total liabilities and shareholders'
      and trust capital (deficiency)......   $ 39,950,668    $ 75,072,589    $ 69,812,804
                                             ============    ============    ============


The accompanying notes are an integral part of the combined financial statements.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1999, 2000 and 2001
            And (Unaudited) Six Months Ended June 30, 2001 and 2002



                                                                                          Six Months Ended June 30,
                                                                                          -------------------------
                                                 1999           2000           2001          2001           2002
                                             ------------    -----------   -----------    -----------   -----------
                                                                                                 (unaudited)
Revenue from customer accounts ...........   $  2,420,158    $ 8,213,537   $11,196,087    $ 5,249,456   $ 8,415,941
Interest income on loans .................      1,959,604      1,219,025     1,277,157        664,033       731,916
Interest income on loans--related party ..        221,472        290,745       478,869        125,696       460,977
                                             ------------    -----------   -----------    -----------   -----------
 Net revenue .............................      4,601,234      9,723,307    12,952,113      6,039,185     9,608,834
Operating expenses:
 Amortization ............................      1,063,922      4,832,014     5,316,519      2,591,670     4,214,353
 Monitoring expense ......................        158,036        505,863       387,762        147,084       140,235
 Monitoring expense--related party .......        315,527        954,615       443,658        218,313       515,770
 General and administrative ..............             --             --            --             --       544,454
 General and administrative--related
   parties................................        412,554      1,004,017     1,917,469        945,807       869,540
 Provision for doubtful accounts .........     10,281,197        511,177     1,293,903        198,400       451,982
                                             ------------    -----------   -----------    -----------   -----------
 Total operating expenses ................     12,231,236      7,807,686     9,359,311      4,101,274     6,736,334
                                             ------------    -----------   -----------    -----------   -----------
Income (loss) from operations ............     (7,630,002)     1,915,621     3,592,802      1,937,911     2,872,500
                                             ------------    -----------   -----------    -----------   -----------
Other expenses:
 Amortization of debt issuance costs .....        281,152        470,687       594,555        297,277     1,507,504
 Interest expense ........................      4,598,442      7,139,059     8,233,295      4,376,412     5,487,731
                                             ------------    -----------   -----------    -----------   -----------
Net loss .................................   $(12,509,596)   $(5,694,125)  $(5,235,048)   $(2,735,778)  $(4,122,735)
                                             ============    ===========   ===========    ===========   ===========


The accompanying notes are an integral part of the combined financial statements.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

              COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' AND
                           TRUST CAPITAL (DEFICIENCY)
              For the Years Ended December 31, 1999, 2000 and 2001
                 And (Unaudited) Six Months Ended June 30, 2002



                                      Common    Accumulated    Contributed
                                      Stock       Deficit        Capital         Total
                                      ------   ------------    -----------   ------------
Balance, January 1, 1999............   $--     $(11,852,608)   $   341,048   $(11,511,560)
Withdrawals, net....................    --               --       (807,132)      (807,132)
Net loss............................    --      (12,509,596)            --    (12,509,596)
                                       ---     ------------    -----------   ------------
Balance, December 31, 1999..........    --      (24,362,204)      (466,084)   (24,828,288)
Withdrawals, net....................    --               --     (1,081,435)    (1,081,435)
Net loss............................    --       (5,694,125)            --     (5,694,125)
                                       ---     ------------    -----------   ------------
Balance, December 31, 2000..........    --      (30,056,329)    (1,547,519)   (31,603,848)
Contributions, net..................    --               --      9,779,187      9,779,187
Net loss............................    --       (5,235,048)            --     (5,235,048)
                                       ---     ------------    -----------   ------------
Balance, December 31, 2001..........    --      (35,291,377)     8,231,668    (27,059,709)
Common stock issued of IAS, Inc.....     1               --             --              1
Withdrawals, net (unaudited)........    --               --     (5,298,354)    (5,298,354)
Net loss (unaudited)................    --       (4,122,735)            --     (4,122,735)
                                       ---     ------------    -----------   ------------
Balance, June 30, 2002 (unaudited)..   $ 1     $(39,414,112)   $ 2,933,314   $(36,480,797)
                                       ===     ============    ===========   ============


The accompanying notes are an integral part of the combined financial statements.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1999, 2000 and 2001
            And (Unaudited) Six Months Ended June 30, 2001 and 2002


                                                                                             Six Months Ended June 30,
                                                                                            ---------------------------
                                                 1999            2000           2001            2001           2002
                                             ------------    ------------   ------------    ------------   ------------
                                                                                                    (unaudited)
Cash flows from operating activities:
 Net loss .................................  $(12,509,596)   $ (5,694,125)  $ (5,235,048)   $ (2,735,778)  $ (4,122,735)
 Adjustments to reconcile net loss to net
   cash provided by (used in) operating
   activities:
   Amortization ...........................     1,345,074       5,302,701      5,911,074       2,888,947      5,721,857
   Bad debts ..............................    10,631,197         511,177      1,293,903         198,400        451,982
 Changes in assets and liablilties:
   Accounts receivable ....................       (47,458)       (179,055)       (33,889)       (125,215)        (7,810)
   Prepaid expenses .......................            --              --             --              --        (26,782)
   Accounts payable and accounts
    payable--related parties ..............        19,637         (17,943)       918,186         325,000       (280,493)
   Accrued expenses .......................       266,065         173,814         58,133            (175)      (106,736)
   Deferred revenue .......................      (447,311)        194,706        739,272          22,416         16,875
   Other liabilities ......................      (396,538)         45,569        222,764            (703)       (32,720)
                                             ------------    ------------   ------------    ------------   ------------
    Net cash (used in) provided by
      operating activities.................    (1,138,930)        336,844      3,874,395         572,892      1,613,438
                                             ------------    ------------   ------------    ------------   ------------
Cash flows used in investing activities:
 Purchase of customer contracts ...........    (4,727,967)    (12,753,922)   (32,185,591)    (11,926,783)       (86,709)
 Financing of customer loans ..............   (22,129,827)     (2,877,877)    (2,793,612)       (695,515)    (2,363,233)
 Financing of customer loans--related
   parties ................................      (380,000)       (449,530)    (4,350,000)             --             --
 Repayment of customer loans ..............     4,034,184       1,478,654      1,231,014         336,709      1,805,575
 Decrease (increase) in restricted cash ...      (885,000)       (524,250)    (1,070,000)        280,000        234,000
                                             ------------    ------------   ------------    ------------   ------------
    Net cash used in investing activities..   (24,088,610)    (15,126,925)   (39,168,189)    (12,005,589)      (410,367)
                                             ------------    ------------   ------------    ------------   ------------
Cash flows from financing activities:
 Issuance of IAS, Inc. common stock .......            --              --             --              --              1
 Proceeds from debt issuance ..............    32,106,000      28,421,000     41,695,865         700,000     37,052,400
 Capital contributions (withdrawals), net..      (807,132)     (1,081,435)     9,779,187      15,124,047     (5,298,354)
 Repayment of long-term debt ..............    (4,883,703)    (10,823,379)   (13,088,311)     (4,512,404)   (32,456,338)
 Debt issuance costs ......................      (971,460)       (814,860)    (2,799,920)        (42,000)      (965,000)
                                             ------------    ------------   ------------    ------------   ------------
    Net cash provided by (used in)
      financing activities.................    25,443,705      15,701,326     35,586,821      11,269,643     (1,667,291)
                                             ------------    ------------   ------------    ------------   ------------
Net increase (decrease) for the period ....       216,165         911,245        293,027        (163,054)      (464,220)
Cash and cash equivalents at beginning of
  period...................................       480,691         696,856      1,608,101       1,608,101      1,901,128
                                             ------------    ------------   ------------    ------------   ------------
Cash and cash equivalents at end of
  period...................................  $    696,856    $  1,608,101   $  1,901,128    $  1,445,047   $  1,436,908
                                             ============    ============   ============    ============   ============
Supplemental disclosures of cash flow
  information
 Interest paid ............................  $  4,355,930    $  6,964,195   $  8,121,786    $  4,376,412   $  5,639,327
                                             ============    ============   ============    ============   ============
 Income taxes paid ........................  $         --    $         --   $         --    $         --   $         --
                                             ============    ============   ============    ============   ============


The accompanying notes are an integral part of the combined financial statements.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of business

   Integrated Alarm Services, Inc. ("Company" or "IASI"), the successor to Integrated Alarm Services Trusts ("Trusts"), provides financing and capital to independent security alarm dealers throughout the United States. The Company provides working capital to the independent dealers necessary for the growth of the dealers' business and financing for acquisitions. The Company has built a vertically integrated infrastructure, capable of handling all aspects of a financing for independent alarm dealers including due diligence, billing and collections and the securitizing alarm contracts. The Company owns a significant portfolio of residential and commercial alarm contracts and contracts assumed upon the foreclosure of loans to dealers.

   Beginning in 1992, the two majority shareholders and principal officers of the Company began acquiring portfolios of home security alarm contracts from independent dealers and installers. These two majority shareholders acquired these contracts in leveraged trust entities which portfolios ultimately were aggregated into forty-three Grantor Trusts (Trusts) in which they were the beneficiaries. The Company also acquired contracts in two newly formed (2001) LLC's (Guardian Group LLC and Payne Security LLC) in which the two majority shareholders and principal officers of the Company are the majority owners. These Trusts and two LLC's issued notes (debt instruments) which were collateralized by the underlying alarm monitoring contracts and their recurring monthly revenues. The Trusts and two LLC's principally served the purpose of holding the contracts, ensuring that the debt was serviced from the monthly cash flows of the contracts. The Trusts and two LLC's engaged outside service companies to maintain the alarm systems for the homeowners. These majority shareholders also outsourced the back office functions for the billing and collecting of the monthly alarm monitoring fees to a related entity.

   During 2002, these two shareholders formed the Company by contributing their beneficial interests for five of the forty-three Trusts and ownership interest in the two LLC's for shares of common stock of the Company. They intend on contributing their beneficial interest in the remaining Trusts to the Company in connection with a proposed initial public offering. The assets acquired from the Trusts and the two LLC's were valued at historical cost due to common control and common management.

Principles of combined financial statements

   The combined financial statements of the Company include the accounts of the forty-three trusts established by the majority shareholders IASI and two limited liability companies, all of which are collectively controlled by the majority shareholders. All significant inter-trust and inter-company transactions and balances have been eliminated in the combination.

Use of estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment information

   The Company believes it operates in only one segment as more fully described under "Nature of Business."

Comprehensive income

   No statement of comprehensive income has been included in the accompanying financial statements since the Company does not have any other comprehensive income to report.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

1. Summary of Significant Accounting Policies -- (Continued)

Cash and cash equivalents

   Cash and cash equivalents include all obligations with a maturity of three months or less at the time of purchase. The carrying amount of cash and cash equivalents approximates fair value. As of December 31, 2001 the Company maintained $3,175,250 in restricted cash accounts with lenders as required under the terms of the senior loans. Such restricted cash is available to pay debt service of the related senior lender if the monthly cash flows from the Trusts and two LLC's are insufficient to cover the required debt service.

Notes receivable

   The Company makes loans to dealers which are collateralised by the dealers' portfolio of customer monitoring contracts. Loans to dealers are carried at the lower of the principal amount outstanding or the net realizable value of the portfolio underlying the loan. Loans are generally considered nonperforming if they are 120 days in arrears of contractual terms.

   Management periodically evaluates the loan portfolio to assess the collectibility of dealer notes and adequacy of allowance for loan losses. Management reviews certain criteria in assessing the adequacy of the allowance for loan losses including the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

Customer contracts

   Customer monitoring contracts are acquired from the dealers' pre-existing portfolios of contracts or assumed upon the foreclosure on dealers' loans. These acquired customer contracts are recorded at cost. Customer contracts assumed as a result of foreclosure on dealer loans are recorded at the lower of cost (loan carrying value) or the fair value of customer contracts based upon quoted market prices at the time of foreclosure.

   Customer contracts are amortized over their term they are expected to remain a customer of the Company. The Company on an ongoing basis conducts comprehensive reviews of its amortization policy for customer contracts and, when deemed appropriate, uses an independent appraisal firm to assist in performing an attrition study.

   The Company's amortization methods below consider the average estimated life and historical and projected attrition rates determined from a recent attrition study.

         Existing portfolio accounts          Straight line         11 years
         Dealer acquired new accounts         Accelerated method    12 years
         Contracts assumed from dealers       Accelerated method     8 years


Impairment of long-lived assets and long-lived assets to be disposed of

   The Company accounts for customer contracts and other long lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of. SFAS No. 121 requires that the assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of the assets with the future net cash flows expected to be generated. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their discounted cash flows (fair values). The Company has identified no such impairment losses in the periods presented (see "Recent Accounting Pronouncements").

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

1. Summary of Significant Accounting Policies -- (Continued)

Debt issuance costs

   Debt issuance costs represents direct costs incurred in connection with the issuance of long-term notes and certificates. The debt issuance costs are being amortized over the term (varying from one to five years) of the underlying long-term debt using the effective interest method.

Deferred revenue

   Deferred revenue represents amounts paid by the dealers for services the Company will render in the future. Generally, the Company will withhold a portion of the amount of the loans to dealers. The deferred revenue fees are recognized as revenues as the billing and collection services are provided to the dealers. Such amounts withheld are nonrefundable.

Revenue recognition

   The Company provides monitoring services to customers under contracts ranging from one to five years in duration. Such contracts are cancelable within sixty days of the maturity date and contain no upfront fees or set up service. Revenue from customer contracts is recognized as services are provided over the related monitoring contract period when a written contract is in place and collection is probable. Services may be billed in advance on a monthly, quarterly or annual basis and amounts not earned are recorded as deferred revenues.

   Interest income from dealer notes receivable is recognized using the interest method. Accrual of interest income on notes receivable is suspended when a dealer portfolio is contractually delinquent for one hundred twenty days or more. The accrual is resumed when the dealer portfolio becomes contractually current, and past due interest income is recognized at that time. Generally, the Company forecloses on delinquent accounts and takes ownership of the related collateral which consists of customer contracts.

Expenses paid by shareholders of the company

   Historically, the Company has outsourced its customer billing and collection services to an entity whose shareholders are majority shareholders of the Company. The entity has paid for such services and also paid monitoring expenses on behalf of the Company. In addition, the entity has made debt repayments on behalf of the Company. Such payments have been reflected in the accompanying combined financial statements as charges to expense or reduction of debt with a corresponding credit to contributed capital (see Note 8).

Advertising costs

   The Company has not incurred advertising costs during any of the periods presented.

Income taxes

   The trusts of the Company are taxed as such under the Internal Revenue Code and for state income tax purposes.

   The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

1. Summary of Significant Accounting Policies -- (Continued)

Concentration of risk

   At times, cash and cash equivalent balances held at financial institutions were in excess of federally insured limits. To mitigate this risk, the Company deposits its cash and cash equivalents with high credit, quality financial institutions. At December 31, 2000 and 2001, cash and cash equivalent balances in excess of FDIC limits approximated $1,492,000 and $2,404,000, respectively.

   The Company extends credit to its customers and dealers in the normal course of business and maintains allowances for potential credit losses. The Company mitigates credit risk of dealer loans by requiring dealer customer contracts as collateral. The Company's customers and dealers are located throughout the United States; therefore, the Company does not believe a significant risk of loss from concentration of credit risk exists.

Risks and uncertainties

   As previously discussed, the Company operates in one industry and segment. A principal element of the Company's business strategy is to acquire retail security system monitoring contracts. Purchase of such contracts involve a number of special risks, including credit worthiness of customers, early cancellation for poor service and non-renewal due to competition, all of which result in account attrition (i.e. cancellation). In addition, monitoring system failures by contracted monitoring companies could result in cancellation and a reduction in revenues from customer contracts. The Company has incurred net losses since inception and has a deficit in equity at December 31, 2001 and unaudited June 30, 2002. The Company has a working capital deficit of approximately $19,900,000 and $18,000,000 at December 31, 2001 and (unaudited) June 30, 2002. Further, the Company was default of certain debt covenants and obtained bank waivers (see Note 5). The Company's plan to fund operating and working capital deficits is to refinance existing debt arrangements (see Note 5) and enter into a merger agreement with KC (see
Note 12). As discussed in Note 5, the Company has refinanced certain debt from monthly principal and interest payments to interest only payments with principal due at maturity. The Company has a balloon payment in May 2003 of approximately $8,000,000. The Company plans to continue with such refinancing efforts to improve its working capital deficit. Management believes based on past experience with refinancings that they will be successful in future refinancings. However, there can be no assurances that management will be successful in consummating future refinancings. Absent refinancing the May
2003 balloon payment, the Company will be required to raise additional capital to fund operations and debt service. However, there is no assurance that such funding will be available if needed.

Interim financial information (unaudited)

   The combined interim balance sheet and statement of changes in equity for the six month period ending June 30, 2002 and the combined interim statements of operations and cash flows for the six month periods ended June 30, 2001 and 2002, together with the financial data and other information for these periods disclosed in the combined interim financial statements, are unaudited. In the opinion of management, the combined interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim results. The results of operations for the six month period ending June 30, 2002 is not necessarily indicative of the results to be expected for the entire year.

Recent accounting pronouncements

   In June 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," was issued by the Financial Accounting Standards Board (FASB). SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The Company's adoption of this statement on January 1, 2002 did not have a material impact on its financial statements.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

1. Summary of Significant Accounting Policies -- (Continued)

   In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company will be required to reassess the useful lives of all intangible assets. The Company adopted SFAS No. 142 on its effective date of January 1, 2002. The adoption of this statement on January 1, 2002 did not have a material impact on its financial statements.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of this statement will not have a material impact on its financial statements.

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company's adoption of this statement on January 1, 2002 did not have a material impact on its financial statements.

   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." This Standard addresses a number of items related to leases and other matters and is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its financial statements.

   In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Standard addresses the recognition, measurement and reporting costs that are associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial statements.

2. Notes Receivable

   Notes receivable consists of loans to dealers which are collateralized by a portfolio of individual customer monitoring contracts. When a dealer becomes delinquent, the Company generally forecloses on and takes ownership of the portfolio of customer monitoring contracts (see Note 3).

   Contractual maturities of notes receivable are as follows:


                          December 31, 2001            June 30, 2002
                       -----------------------    -----------------------
                        Related        Other       Related        Other
                         Party         Notes        Party         Notes
                       ----------   ----------    ----------   ----------
                                                        (Unaudited)
2002.................  $  941,875   $1,571,662    $       --   $       --
2003.................   1,131,012    1,500,592     1,022,543    1,590,107
2004.................   1,316,319    1,693,010     1,041,433    1,764,814
2005.................   1,856,626    1,079,885     2,006,347    1,594,707
2006.................      80,391    1,050,352       781,461    1,288,851
2007 and thereafter..          --      540,064            --    1,659,197
                       ----------   ----------    ----------   ----------
                       $5,326,223   $7,435,565    $4,851,784   $7,897,676
                       ==========   ==========    ==========   ==========

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

2. Notes Receivable -- (Continued)

   Changes in the allowance for credit losses were as follows:

                                                                                Notes
                                                                              Receivable
                                                                             ------------
         Balance at January 1, 2000......................................    $ 15,592,556
         Provision for credit losses.....................................         511,177
         Accounts charged off............................................     (16,003,733)
         Recoveries......................................................              --
                                                                             ------------
         Balance at December 31, 2000....................................         100,000
         Provision for credit losses.....................................       1,293,903
         Accounts charged off............................................        (593,903)
         Recoveries......................................................              --
                                                                             ------------
         Balance at December 31, 2001....................................         800,000
         Provision for credit losses (unaudited).........................         451,982
         Accounts charged off (unaudited)................................        (504,982)
         Recoveries (unaudited)..........................................              --
                                                                             ------------
         Balance at June 30, 2002 (unaudited)............................    $    747,000
                                                                             ============

   Two very large dealers expanded their portfolios in 1998 and 1999 through sub dealer relationships and financing provided by the Company. Approximately $24 million in loans were provided to these two dealers. Certain sub dealer customers became delinquent in 1998 and 1999 resulting in significant provisions for credit losses including approximately $10.3 million in 1999. In early 2000, the Company foreclosed on the loans of these two dealers and took ownership of their customer contracts. Upon foreclosure, approximately
$10 million was transferred to customer contracts and the remaining $14 million of notes receivable fully reserved for along with approximately $2 million of other fully reserved loans were charged off.

   At December 31, 2001 and (unaudited) June 30, 2002 notes receivable was collateralized by contracts with a recurring monthly revenue of approximately $330,000 and $380,000, respectively.

3. Customer Contracts

   Customer contracts at December 31, 2000, 2001 and (unaudited) June 30, 2002 consist of the following:

                                                                                               December 31,
                                                                                        ---------------------------
                                                                                            2000           2001       June 30, 2002
                                                                                        -----------    ------------   -------------
                                                                                                                       (Unaudited)
Customer contracts..................................................................    $32,862,095    $ 65,059,034    $ 65,179,062
Accumulated amortization............................................................     (6,246,723)    (11,563,242)    (15,777,595)
                                                                                        -----------    ------------    ------------
                                                                                        $26,615,372    $ 53,495,792    $ 49,401,467
                                                                                        ===========    ============    ============

   During the years ended December 31, 2000 and 2001 and the (unaudited) six months ended June 30, 2002, the Company foreclosed on dealer notes receivable and received in return of the notes the related collateral consisting of customer contracts of $9,800,000, $11,000 and $33,000, respectively. These customer contracts were recorded at the lower of cost (loan carrying value) or the fair value based upon quoted prices for similar contracts at the time of loan default. The difference between the loan carrying value and the fair value of the customer contracts was charged to the notes receivable allowance for credit losses. Amounts charged to the notes receivable allowance for credit losses during the years ended December 31, 2000 and 2001 and the unaudited six months ended June 30, 2002 was $16,003,733, $593,903 and $504,982, respectively.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

3. Customer Contracts -- (Continued)

   Certain customer contracts acquired on December 27, 2001, with a cost basis of approximately $20,247,459, are subject to optional repurchase by the seller at a discounted price. The Company is amortizing these customer contracts such that the net book value approximates the discounted repurchase option price. Such repurchase is contingent on the seller complying with certain conditions outlined in the contract purchase agreement over a six-year period. In connection with the sale, the seller and the Company entered into a services agreement, whereby the seller will perform billing and collection services on behalf of the Company for a fee of ten percent of cash collections subject to certain limitations. If the Company does not receive a contractual "net minimum" of cash for the month, the seller's servicing fee is reduced or eliminated to reach the minimum. The fee can be further reduced to the extent paying the fee would cause the Company's fixed charge coverage ratio to be less than 1.0 to 1, thereby violating the associated lending agreement.

   Customer contract amortization expense for the years ended December 31, 1999, 2000 and 2001 and the (unaudited) six months ended June 30, 2001 and 2002 was $1,063,922, $4,832,014, $5,316,519, $2,591,670 and $4,214,353,
respectively.

   Estimated amortization expense of the existing portfolio of customer contract rights for 2002 through 2006 is as follows:

         2002..............................................................    $8,249,376
         2003..............................................................     7,039,722
         2004..............................................................     6,160,108
         2005..............................................................     5,572,752
         2006..............................................................     5,138,293


4. Debt Issuance Costs

   Debt issuance costs at December 31, 2000, 2001 and (unaudited) June 30, 2002 consist of the following:


                                                                                                December 31,
                                                                                          -------------------------
                                                                                             2000          2001       June 30, 2002
                                                                                          ----------    -----------   -------------
                                                                                                                       (Unaudited)
Debt issuance costs...................................................................    $2,918,280    $ 5,718,200    $  6,683,200
Accumulated amortization of debt issuance and offering costs..........................      (880,796)    (1,475,351)     (2,982,855)
                                                                                          ----------    -----------    ------------
                                                                                          $2,037,484    $ 4,242,849    $  3,700,345
                                                                                          ==========    ===========    ============


   Amortization expense of debt issuance costs for the years ended December 31, 1999, 2000 and 2001 and the (unaudited) six months ended June 30, 2001 and 2002 was $281,152, $470,687, $594,555, $297,277 and $1,507,504, respectively
(see Note 8).

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

5. Long-term Debt

   Long-term debt at December 31, 2000, 2001 and (unaudited) June 30, 2002 consists of the following:

                                                    December 31,
                                             --------------------------
                                                 2000          2001       June 30, 2002
                                             -----------    -----------   -------------
                                                                           (Unaudited)
Senior Debt -- The Company has notes with
  various lending institutions. The
  monthly installments total approximately
  $1,500,000 including interest at rates
  from 7.5% to 11.0%. Balloon payments are
  due at certain intervals and the notes
  are collateralized by specific
  monitoring contracts....................   $23,871,756    $40,466,121    $ 32,946,130
Junior Debt -- The Company has junior
  debt with monthly installments of
  approximately $875,000 and interest
  rates from 10.1% to 13.5%. Balloon
  payments are due at certain intervals
  and the notes at December 31, 2001 are
  collateralized by specific monitoring
  contracts...............................    46,183,708     58,196,897      70,312,950
                                             -----------    -----------    ------------
                                              70,055,464     98,663,018     103,259,080

Less current portion .....................    11,397,317     21,602,920      19,863,224
                                             -----------    -----------    ------------
                                             $58,658,147    $77,060,098    $ 83,395,856
                                             ===========    ===========    ============

   At December 31, 2001 and (unaudited) June 30, 2002, long-term debt was collateralized by contracts and notes receivable with an aggregate carrying value of approximately $63,800,000 and $58,500,000, respectively.

   Maturities of long-term debt at December 31, 2001 are as follows:

         2002.............................................................    $21,602,920
         2003.............................................................     25,201,150
         2004.............................................................     24,075,395
         2005.............................................................     13,629,494
         2006.............................................................     10,422,564
         2007 and thereafter..............................................      3,731,495
                                                                              -----------
                                                                              $98,663,018
                                                                              ===========

   The Company is required to maintain cash in a reserve fund, which is included in cash-restricted to fund debt service payments on the Senior Debt. Payne Security LLC Senior Debt agreement contains affirmative covenants including the timely payment of taxes and restrictive covenants including fixed charges to cash flow ratio and attrition ratio. At June 30, 2002, Payne Security LLC was in default of certain covenants, including the timely payment of taxes, fix charges to cash flow and attrition ratios and on November 8, 2002 obtained a waiver from the Senior Debt lender.

   Commencing in March 2002, Integrated Alarm Services, Inc. (`IASI') offered certain junior debt note holders of eighteen trusts in the aggregate principal amount of $24,600,000, the right to exchange such notes for notes of IASI with an equal principal amount, and those trusts assets are in the process of being transferred to IASI. As of September 30, 2002, approximately $19,200,000 of notes have been exchanged under this offering. These exchanged notes are part of a $27,300,000 offering that matures in five years and pays interest at the rate of 12%. Interest only payments are due monthly with principal due at maturity. All of

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

5. Long-term Debt -- (Continued)

the contracts and recurring monthly revenue which collateralized the notes exchanged are now assets of IASI. Notes of the Trust totaling $4,072,414 not exchanged have been redeemed for cash as of June 30, 2002.

   Commencing in June 2002, IASI offered certain note holders of three trusts in the aggregate principal amount of $2,590,000, the right to exchange such notes for notes with an equal principal amount of IASI and those trusts assets are in the process of being transferred to IASI. As of September 30, 2002, approximately $2,200,000 of notes have been exchanged under this offering. These exchanged notes are part of an $8,000,000 offering that matures in one year and pays interest at the rate of 12%. Interest only payments are due monthly with principal due at maturity. All of the contracts and recurring monthly revenue which collateralized the notes exchanged are now assets of IASI.

   Commencing in August 2002, IASI offered certain holders of trust certificates (seven trusts) in the aggregate principal amount of $9,876,000, the right to exchange such certificates for promissory notes with an equal principal amount of IASI and those trusts assets are in the process of being transferred to IASI. As of September 30, 2002, approximately $5,700,000 has been exchanged under this offering. These exchanged notes are part of a $25,000,000 offering that matures in three years and pays interest at the rate of 12%. Interest only payments are due monthly with principal due at maturity. All of the contracts and recurring monthly revenue which collateralized the trusts will become assets of IASI upon completion of the offering.

   The refinancings referred to above will result in principal payments of approximately $8,000,000 in May 2003, $16 million in June 2005 and $27 million in March 2007.

   Management believes the aforementioned note exchanges between the Trusts and IASI were consummated at fair value (see Note 1).

   As of September 30, 2002, maturities of long-term debt are as follows:

         2002.............................................................    $ 3,421,337
         2003.............................................................     19,705,221
         2004.............................................................     12,073,222
         2005.............................................................     21,778,256
         2006.............................................................     12,746,158
         2007 and thereafter..............................................     34,934,218


6. Commitments and Contingencies

Leases

   The Company rents office space month to month through a related party. The leases of the related party expire at various dates. Rent expense amounted to $4,506, $14,444, $18,603 and $10,570 for the periods ended December 31, 1999,
2000, 2001 and (unaudited) June 30, 2002, respectively. The Company intends to enter into a lease for its own office space in the near future.

Employment agreements

   On October 1, 2002 three key employees entered into three year employment agreements with Integrated Alarm Services Group, Inc. These agreements automatically extend for additional one year periods unless either party decides not to extend. Upon change in control, the employees are entitled to two years compensation. Upon termination without cause or material change in employment terms, the employee would receive one year of compensation.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

6. Commitments and Contingencies -- (Continued)

Litigation

   The Company is involved in litigation and various legal matters which have arisen in the ordinary course of business. The Company does not believe that the outcome of these issues will have a material impact on the Company's financial position, results of operations or cash flows.

7. Income Taxes

   For income tax purposes, the forty three trusts are complex trusts and are consequently treated as separate taxable entities which are taxed on each trust's separate taxable income. The sole purpose of establishing the trusts was to protect the rights of the debt holders and as such were structured with the intent that they would yield little or no annual taxable income.

   In addition to the trusts, the combined financial statements include two limited liability companies ("LLC's") which are beneficiaries of the trusts. For federal and state income tax purposes these entities are treated as partnerships and accordingly, the income taxes or credits from earnings or losses are payable by or accrued by the members.

   As the result of the trusts being treated as separate taxable entities current and deferred income taxes from each trust's earnings and losses are recorded. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates.

   During 2002, as Integrated Alarm Systems, Inc. acquired the assets of certain trusts in exchange for new debt, such exchange resulted in a new tax basis in the assets acquired equal to the new debt issued. The tax attributes of the Trusts do not carryover to the Company. The scheduling of temporary differences results in a deferred tax asset which is offset with a full valuation allowance.

   There was no current income tax expense in 1999, 2000 and 2001. The significant components of deferred income tax expense (benefit) are as follows:

                                                                                                For the Year Ended December 31,
                                                                                           ----------------------------------------
                                                                                               1999          2000           2001
                                                                                           -----------    -----------   -----------
Deferred tax expense (benefit).........................................................    $(6,565,458)   $(3,567,406)  $ 1,370,848
Valuation allowance....................................................................      6,565,458      3,567,406    (1,370,848)
                                                                                           -----------    -----------   -----------
Deferred income tax benefit............................................................    $        --    $        --   $        --
                                                                                           ===========    ===========   ===========

   The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 39.6% in 1999 and 2000 and of 39.1% in 2001 as follows:

                                                                                                            For the Year Ended
                                                                                                               December 31,
                                                                                                        -------------------------
                                                                                                         1999      2000     2001
                                                                                                        ------    ------   ------
Pretax income (loss) at statutory tax rate..........................................................    (39.60%)  (39.60%) (39.10%)
Effect of deferred state taxes, net of federal benefit..............................................     (4.96%)   (5.93%)   2.52%
Partnership and LLC (income) losses and other net allocated expenses................................     (7.92%)  (17.12%)  59.98%
Impact of change in enacted rate....................................................................      0.00%     0.00%    2.79%
Valuation allowance.................................................................................     52.48%    62.65%  (26.19%)
                                                                                                        ------    ------   ------
Provision for income taxes..........................................................................      0.00%     0.00%    0.00%
                                                                                                        ======    ======   ======

   The pretax income (losses) and net allocated expenses from LLC's for 1999, 2000 and 2001 are approximately $2,500,596, $2,461,809, and ($8,031,208), respectively.

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

7. Income Taxes -- (Continued)

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 2001 are as follows:


                                                            December 31,
                                                     ---------------------------
                                                         2000           2001
                                                     ------------   ------------
Long-term deferred tax assets (liabilities)
 Intangibles (notes receivable and customer
   contracts)....................................    $ 14,978,545   $ 13,607,698
 Net operating loss carry forward ...............              --             --
                                                     ------------   ------------
   Net long-term deferred tax assets.............      14,978,545     13,607,698
 Valuation allowance ............................     (14,978,545)   (13,607,698)
                                                     ------------   ------------
 Net deferred tax assets ........................    $         --   $         --
                                                     ============   ============


   In accordance with FASB No. 109, the Company has recorded a full valuation allowance against its deferred tax asset since it believes it is more likely than not that such deferred tax asset will not be realized. The valuation allowance at year ended December 31, 2000 and 2001 is approximately $14,979,000 and $13,608,000, respectively. During the years ended December 31, 2000 and 2001, the valuation allowance increased (decreased) by approximately $3,567,000 and ($1,371,000), respectively.

8. Related Party Transactions

Transactions with KC and Morlyn

   As discussed below, the Company has had significant transactions with related entities which transactions have had a significant impact on the Company's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non related entities cannot be determined.

   The Company has entered into many transactions with KC Acquisition Corporation and its subsidiaries ("KC") and Morlyn Financial Group LLC ("Morlyn") (an entity controlled by the majority shareholder of KC) over the past several years. Shareholders of the Company are majority shareholders of KC. These transactions have included purchasing wholesale monitoring services (for which KC charged the Company $3 per month per subscriber through June 2001 and effective July 1, 2001 agreed to charge the Company 10% of subscriber cash collections), purchasing retail subscriber contracts from dealers with KC's assistance and making direct loans to KC. The Company has also made loans to Criticom International Corporation ("Criticom") which became a wholly-owned subsidiary of KC in September 2002. Moryln LLC an affiliate of KC provides the Company with due diligence on contract acquisitions and other advisory services from time to time. These transactions are summarized as follows:


                                                                                  Six Months Ended
                                                                                      June 30,
                                                                                -------------------
                                               1999        2000       2001        2001       2002
                                             --------    --------   --------    --------   --------
                                                                                    (Unaudited)
Purchase of monitoring services -- KC ....   $315,527    $954,615   $443,658    $218,313   $515,770
Interest income -- KC ....................   $192,459    $258,556   $328,650    $111,441   $279,579
Interest income -- Criticom ..............   $ 29,013    $ 32,189   $150,219    $ 14,255   $181,398
Advisory fees -- general and
  administrative expense -- Morlyn........   $112,569    $189,249   $974,448    $479,294   $262,092

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

8. Related Party Transactions -- (Continued)

                                                                                                 December 31,
                                                                                           ------------------------
                                                                                              2000          2001      June 30, 2002
                                                                                           ----------    ----------   -------------
                                                                                                                       (Unaudited)
Notes receivable -- KC.................................................................    $1,200,557    $3,217,018     $3,003,335
Notes receivable -- Criticom...........................................................    $  267,522    $2,109,205     $1,848,449
Accounts payable -- KC.................................................................    $       --    $  505,796     $  230,774
Accounts payable -- Morlyn.............................................................    $       --    $  414,907     $       --

   For the period July 1, 2000 through June 30, 2001, the Company and KC were in negotiations over monitoring services provided by KC to customers the Company claims should have been disconnected from service. Further, the Company was in negotiations with KC over monitoring service provided subsequent to June 30, 2001 resulting in amounts paid to KC being less than the agreed upon 10% of subscriber collections. KC granted the Company concessions on monitoring expenses of $2,000, $993,000, $762,000 and $35,000 for the year ended December 31, 2000, 2001 and the unaudited six months ended June 30, 2001 and 2002, respectively.

Transactions with affiliates other than KC

   The Company rents office space month to month from a related party. That related party is obligated under various leases that expire over the next two years. Many services have been provided by related parties on a cost-sharing basis. These services have included payroll and day- to day office expenses (including billing and collection services). The Company will obtain most of these services directly in the future.

   Included in long-term debt (junior debt) are contract certificates held by related parties that totaled approximately $54,000, $185,000, and $54,000 at December 31, 2000, 2001 and (unaudited) June 30, 2002, respectively.

   An entity which is controlled by the Chairman of the Board and shareholder of the Company has assisted the Company in senior and junior debt financings. The fee charged approximated 5% to 10% of debt raised which management believes is similar to a fee that would be charged by an unrelated party. Debt issuance costs incurred and paid to such entity was $814,496, $1,203,420 and $665,000 for the years ended December 31, 2000, 2001 and (unaudited) six months ended June 30, 2002.

   Expenses paid by shareholders of the Company on behalf of the Company included in the combined statements of operations are as follows:

                                                                                  Six Months Ended
                                                                                      June 30,
                                                                                -------------------
                                               1999        2000       2001        2001       2002
                                             --------    --------   --------    --------   --------
                                                                                    (Unaudited)
Monitoring expenses ......................   $158,036    $505,863   $387,762    $147,084   $180,001
Certain general and administrative
  expenses................................   $299,985    $814,768   $943,021    $466,513   $261,338

   During the (unaudited) six months ended June 30, 2002, the Company began to pay certain expenses out of its own cash accounts.

9. Fair Value of Instruments

   Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative

                 INTEGRATED ALARM SERVICES, INC. AND AFFILIATES

9. Fair Value of Instruments -- (Continued)

of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

   The carrying amounts of the Company's financial instruments (including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities) as of December 31, 2001 and 2000 are a reasonable estimate of their fair value due to the short-term nature of the instruments. The carrying value of the related party debt and long-term debt are also a reasonable estimate of fair value due to the limited marketability of the debt and the yield offered on new issues.

10. Swap Arrangement

   In 2002, the Company entered into an interest rate SWAP arrangement (maturing March 15, 2004) to fix the interest rate at 8.3% on $8,050,000 of floating rate senior debt. The interest rate SWAP does not qualify as a hedge, accordingly changes in fair value are recorded as interest expense in the statement of operations. The fair value of the SWAP at (unaudited) June 30, 2002 was $34,000.

11. Subsequent Event -- Retirement Plan

   IASI formed the Integrated Alarm Systems, Inc. 401(k) Retirement Plan ("Plan") effective August 1, 2002. IASI is in the process of implementing additional benefit plans.

12. Subsequent Event -- Proposed Sale of the Company

   The Company's shareholders have agreed to exchange their common stock for common stock of KC, at which time the Company will become a wholly owned subsidiary of KC.

                               [Alternate Cover]

                Subject to Completion, dated _____________, 2002


                     INTEGRATED ALARM SERVICES GROUP, INC.

                                 733,333 Shares
                                of Common Stock

   This Prospectus relates to the potential sale by certain selling shareholders (the "Selling Stockholders") of an aggregate of 733,333 shares of common stock, $.001 par value per share (the "Common Stock") of Integrated Alarm Services Group, Inc. (the "Company"). The shares are issuable upon conversion of an aggregate of $5,500,000 in Convertible Promissory Notes, at a conversion price of $7.50 per share. All the Selling Stockholders have agreed not to sell or otherwise dispose of any of their Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative. None of the proceeds from the sale of the Common Stock by the Selling Stockholders will be received by us. We will bear all expenses (other than selling commissions and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. See "Selling Stockholders."

   Prior to this offering (the "Selling Stockholders Offering"), there has been no public market for the Common Stock, and there can be no assurance that any such market will develop. The Common Stock will be offered by the Selling Stockholders in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling
Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both. The Selling Stockholders may be deemed to be "underwriters" as defined in the Securities Act of 1933 (the "Securities Act"). If any broker-dealers are used by the Selling Stockholders, any commissions paid to broker-dealers and, if broker-dealers purchase any shares of Common Stock as principals, any profits received by suck broker-dealers on the resales of the shares of Common Stock, may be deemed to be underwriting discounts or commission under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the shares offered by Selling Stockholders will be borne by us. Brokerage commissions, if any, attributable to the sale of the shares will be borne by the Selling Stockholders. The Selling Stockholders may not sell, transfer, or otherwise dispose of any of their Common Stock for a period of 180 days without the prior written consent of the Representative. See "Selling Stockholders" and "Plan of Distribution."

   We have applied for quotation of our Common Stock on the Nasdaq National Market ("Nasdaq"). The proposed trading symbol for the Common Stock is IASG.

   Concurrently with the commencement of this offering, we offered by separate Prospectus, 10,000,000 shares of our Common Stock. Our offering (the "Offering") is being offered through McGinn, Smith & Co., Inc. (the "Representative").

    See "Risk Factors" beginning on page 8 for a discussion of certain factors that should be considered in connection with an investment in the Common Stock.

   THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is ________________, 2002
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                              SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock by each Selling Stockholder as of the date of this Prospectus, without giving effect to the offering, and as adjusted to reflect the sale of all the Common Stock offered by the Selling Stockholders hereunder. The table assumes the conversion of all of the Convertible Notes owned by the Selling Stockholders.

                                                                                                          Shares       Beneficial
                                                                                  Beneficial Ownership     Being    Ownership After
Selling Stockholder                                                               Prior to Offering       Offered     the Offering
-------------------                                                               --------------------    -------   ---------------
Alaskey, Joseph...............................................................            3,333            3,333           0
Allegretto, Suzanne...........................................................            3,333            3,333           0
Adkins, Thomas................................................................           13,333           13,333           0
Alberts, Thomas...............................................................            6,667            6,667           0
Albiston, Alfred..............................................................           13,333           13,333           0
Ashcraft, Robert..............................................................            3,333            3,333           0
Baolto, John..................................................................           20,000           20,000           0
Bernhardt, David..............................................................            6,667            6,667           0
Betman, Ronald................................................................            5,333            5,333           0
Bishop, Oliver................................................................            3,333            3,333           0
Bissell, Christopher..........................................................           26,667           26,667           0
Bissell Ballester, Mark.......................................................           10,667           10,667           0
Boswell, Charles..............................................................            6,667            6,667           0
Breese, Claude................................................................            6,667            6,667           0
Brown, Greg ..................................................................           10,000           10,000           0
Casey, Orval..................................................................            3,333            3,333           0
Conger, Colleen...............................................................            6,667            6,667           0
Cornacchia, Joseph............................................................            6,667            6,667           0
Davies, Dana..................................................................            4,667            4,667           0
Davis, Sheldon................................................................            4,667            4,667           0
Diederich Investors LLC.......................................................           33,333           33,333           0
Emerson, Victor...............................................................           13,333           13,333           0
Farris, Carol.................................................................            4,667            4,667           0
Ferris, Robin.................................................................            6,667            6,667           0
Gadezynski, Alphonse..........................................................           20,000           20,000           0
Gadsby, Griselda..............................................................           26,667           26,667           0
Garfinkel, Abraham............................................................            6,667            6,667           0
Glenville Family..............................................................           20,667           20,667           0
Glinow, Gary..................................................................            3,333            3,333           0
Grom, George..................................................................            4,000            4,000           0
Guttman Mayer.................................................................            3,333            3,333           0
Hadani, Ron...................................................................           13,333           13,333           0
Hayes, James..................................................................           66,667           66,667           0
Hennessey, Mary Ellen.........................................................            8,000            8,000           0
JAT Construction Co...........................................................            4,667            4,667           0
Jefts, Duane..................................................................            6,000            6,000           0
Johnson, Dona.................................................................           10,667           10,667           0
Kantor, Lewis.................................................................            3,333            3,333           0
Kaplan, Jeffrey...............................................................            3,333            3,333           0
Kennedy, Leonard..............................................................            3,333            3,333           0
Lannon, John..................................................................            6,667            6,667           0
Levy, Lesley..................................................................            6,667            6,667           0
Lex, William..................................................................           13,333           13,333           0
Londino, Janice...............................................................            4,000            4,000           0
Lynch, Laurence...............................................................            3,333            3,333           0
Meyer, James..................................................................            3,333            3,333           0
Meyer, James F................................................................            3,333            3,333           0
James Meyer & Carol Meyer.....................................................            3,333            3,333           0
James F. Meyer SBP............................................................            6,667            6,667           0
Thomas Noble..................................................................            3,333            3,333           0
North American Globex Fund....................................................           20,000           20,000           0
O'Connell, Elaine.............................................................           13,333           13,333           0
Price, Timothy................................................................            3,333            3,333           0
Philip Rabinovitch............................................................            3,333            3,333           0
Rabinovich, Stan..............................................................           13,333           13,333           0
Reifler, Bradley..............................................................           33,333           33,333           0
Reilly, Michael...............................................................           33,333           33,333           0
Rowe, Stanton.................................................................           13,333           13,333           0
Sbaknovich, Alexander.........................................................           13,333           13,333           0


                                     ALT-52

                                                                                                          Shares       Beneficial
Selling Stockholder                                                               Beneficial Ownership     Being    Ownership After
-------------------                                                                 Prior to Offering     Offered     the Offering
                                                                                  --------------------    -------   ---------------
Sciocchelti, Enrico...........................................................            3,333            3,333           0
Shaw, Karl....................................................................            6,667            6,667           0
Steivang, Tobias..............................................................            3,333            3,333           0
Stokos, James.................................................................            3,333            3,333           0
Strawbridge, William..........................................................            3,333            3,333           0
Strickland, Ross..............................................................           13,333           13,333           0
Sturza, Evelyn................................................................            6,667            6,667           0
Linda Trigoboff...............................................................            6,667            6,667           0
Van Co........................................................................            6,667            6,667           0
Vayman, Garriman..............................................................            6,667            6,667           0
Von Glinow, Gary..............................................................            3,333            3,333           0
Wagstaff, Hunt................................................................            3,333            3,333           0


                                     ALT-53

                                  The Offering

Securities Offered ...............    733,333 shares of Common Stock, $.001 par value. See
                                      "Description of Securities."

Common Stock Outstanding (1) .....    7,000,000 shares.

Risk Factors .....................    The securities offered hereby involve a high degree of risk.
                                      See "Risk Factors."

Nasdaq National Market Symbol (2) ..  Common Stock -- IASG

---------------
(1) Does not include: (i) 733,333 shares being registered herein which are issuable upon conversion of the Convertible Notes, (ii) 10,000,000 shares of Common Stock being concurrently registered by us, and (iii) 1,500,000 shares of Common Stock reserved for issuance upon the exercise of the Over-Allotment Option.
(2) The symbols do not imply that a liquid and active market will develop or be sustained for the securities upon completion of the offering.


                                     ALT-4

                              PLAN OF DISTRIBUTION

   All the Selling Stockholders have agreed not to sell or otherwise dispose of any of their shares of Common Stock or shares of Common Stock issuable upon conversion of the Convertible Notes into Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative. An appropriate legend will be marked on the face of stock certificates representing all such shares of Common Stock.

   After a period of 180 days from the date of this Prospectus has elapsed, each Selling Stockholder is free to offer and sell his or her shares of Common Stock at such times, in such manner and at such prices as he or she shall determine. Such shares may be offered by the Selling Stockholders in one or more types of transactions, which may or may not involve brokers, dealers or cash transactions. The Selling Stockholders may also use Rule 144 under the Securities Act, to sell such securities, if they meet the criteria and conform to the requirements of such rule. There is no underwriter or coordinating broker acting in connection with the proposed sales of shares by the Selling Stockholders.

   The Selling Stockholders have advised us that sales of shares may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock, or a combination of such methods of sale, at fixed price which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. After a period of one year from the date of this Prospectus has elapsed, the Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may as agents or principals. Suck broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnity any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

   Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of shares, any Selling Stockholders, any selling broker-dealer and any "affiliated purchasers" may be subject to Rule 10b-7 under the Securities Exchange Act of 1934 which prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.


                                     ALT-5

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the issuance and distribution of the Common Stock being registered.

SEC registration fee ................................................   $ 12,852
NASD filing fee .....................................................      4,500
Nasdaq listing fee ..................................................     15,000
Legal fees and expenses .............................................    125,000
Accountants' fees and expenses ......................................    140,000
Printing expenses ...................................................     35,000
Blue sky fees and expenses ..........................................      2,500
Transfer agent and registrar fees and expenses ......................      2,500
Miscellaneous .......................................................      2,668
                                                                        --------
    Total ...........................................................   $350,000
                                                                        ========

   All amounts except the SEC registration fee, the Nasdaq listing fee and the NASD filing fee are estimated. All of the expenses set forth above are being paid by us.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of our company and our officers and directors, and by us of the underwriters for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

   Subsection (a) of Section 145 of the General Corporation Law of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

   Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   Our certificate of incorporation provides that no director, or person serving on a committee of the Board of Directors, shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

   o for any breach of that director's duty of loyalty to us or our stockholders;

   o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o under Section 174 of the DGCL; or

   o for any transaction from which the director derived an improper personal benefit.

   Our bylaws provide that we must indemnify our directors or officers against any liability incurred in connection with any proceeding in which they may be involved as a party or otherwise, by reason of the fact that he or she is or was a director or officer, or is or was serving at our request as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise, except:

   o to the extent that such indemnification against a particular liability is expressly prohibited by applicable law;

   o for a breach of such person's duty of loyalty to us or our stockholders;

   o for acts or omission not in good faith;

   o for intentional misconduct or a knowing violation of law; or

   o for any transaction resulting in receipt by such person of an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   The following is a list of our securities that have been sold or issued by us during the past three years. Each of these securities were sold without registration under the Securities Act in reliance on Regulation D of the Securities Act. There were no underwriting discounts or commissions paid in connection with the sale of these securities, except as noted.

   In March and April 2002, our wholly-owned subsidiary, Integrated Alarm Services, Inc. ("IAS"), issued an aggregate of $27.3 million principal amount of secured promissory notes. We paid commissions of $819,000 to McGinn, Smith & Co., Inc. in connection with the issuance of these notes.

   In June, July and August 2002, IAS issued an aggregate of $25 million principal amount of secured promissory notes. We paid commissions of $1 million to McGinn, Smith & Co., Inc. in connection with the issuance of these notes.

   In April and May 2002, IAS issued an aggregate of $8.0 million principal amount of promissory notes. We paid commissions of $160,000 to McGinn, Smith & Co., Inc. in connection with the issuance of these notes.

   In September 2002, we issued an aggregate of $5.5 million principal amount of convertible secured promissory notes. We paid commissions of $495,000 to McGinn, Smith & Co., Inc. in connection with the issuance of these notes.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit
  No.             Description
------            -----------
  1.1             Form of Underwriting Agreement*
  3.1             Certificate of Incorporation of Registrant*
  3.2             By-Laws of registrant*
  5.1             Opinion of Gersten Savage Kaplowitz Wolf & Marcus, LLP*
 10.1             Stock Option Plan.*
 10.6             Employment Agreement by and between the registrant and Timothy M. McGinn.*
 10.7             Employment Agreement by and between the registrant and Thomas J. Few, Sr.*
 10.8             Employment Agreement by and between the registrant and Curtis Quady.*
 10.9             Employment Agreement by and between the registrant and Brian E. Shea.*
 10.10            Employment Agreement by and between the registrant and Robert Heintz.*
 10.11            Employment Agreement by and between the registrant and Mary Ann McGinn.*
 10.12            Lease Agreement between the registrant and Pine Street Associates, LLC for the Albany, New York Office Space.*
 10.13            Lease Agreement between Morlyn and Robert Gallo for the Oakland,
                  New Jersey Office.*
 10.14            Merger Agreement by and between KC Acquisition Corp. (New Jersey Corporation) and the registrant.*
 10.15            Merger Agreement by and between KC Acquisition Corp. and Criticom International
                  Corporation.*
 10.16            Contribution Agreement between Morlyn Financial Group LLC and the registrant.*
 10.17            Contribution Agreement by and between Payne Security Group and Integrated Alarm
                  Services, Inc.*
 10.18            Contribution Agreement by and between Palisades Group LLC and registrant.*
 10.19            Merger Agreement between IAS, Inc. and registrant.*
 23.1             Consent of PricewaterhouseCoopers, LLP x
 23.2             Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP (contained in Exhibit 5 hereto).*
 24.1             Power of Attorney (included on signature page hereof).

---------------
x   Filed herewith.
*   To be filed by Amendment.

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision of the certificate of incorporation, bylaw, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York, on November 12, 2002.

                                   INTEGRATED ALARM SERVICES GROUP, INC.


                                   By:         /s/ Timothy M. McGinn
                                      ------------------------------------------
                                                Timothy M. McGinn
                                            Co-Chief Executive Officer


                               POWER OF ATTORNEY

   Each person whose signature appears below hereby constitutes and appoints Timothy M. McGinn, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this registration statement and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Name
----                                        Title                             Date
                                 -----------------------------    -----------------------------
    /s/ Timothy M. McGinn       Chairman of the Board, Chief
----------------------------    Executive Officer and
Timothy M. McGinn               Director                                November 12, 2002

   /s/ Thomas J. Few, Sr.
----------------------------    Co-Chief Executive Officer,
Thomas J. Few, Sr.              Secretary and Director                  November 12, 2002

      /s/ Curtis Quady
----------------------------
Curtis Quady                    President and Director                  November 12, 2002

      /s/ Brian E. Shea
----------------------------
Brian E. Shea                   Chief Financial Officer                 November 12, 2002

     /s/ David L. Smith
----------------------------
David L. Smith                  Director                                November 12, 2002


----------------------------
John Meriwether                 Director                                November   , 2002


----------------------------
Clint Allen                     Director                                November   , 2002

   /s/ R. Carl Palmer, Jr.
----------------------------
R. Carl Palmer, Jr.             Director                                November 12, 2002


----------------------------
Timothy J. Tully                Director                                November   , 2002

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                                                DESCRIPTION
------            -----------------------------------------------------------------------------------------------------------------
  1.1             Form of Underwriting Agreement*
  3.1             Certificate of Incorporation of Registrant*
  3.2             By-Laws of registrant*
  5.1             Opinion of Gersten Savage Kaplowitz Wolf & Marcus, LLP*
 10.1             Stock Option Plan.*
 10.6             Employment Agreement by and between the registrant and Timothy M. McGinn.*
 10.7             Employment Agreement by and between the registrant and Thomas J. Few, Sr.*
 10.8             Employment Agreement by and between the registrant and Curtis Quady.*
 10.9             Employment Agreement by and between the registrant and Brian E. Shea.*
 10.10            Employment Agreement by and between the registrant and Robert Heintz.*
 10.11            Employment Agreement by and between the registrant and Mary Ann McGinn.*
 10.12            Lease Agreement between the registrant and Pine Street Associates, LLC for the Albany, New York Office Space.*
 10.13            Lease Agreement between the registrant and Robert Gallo for the Oakland, New Jersey Office.*
 10.14            Merger Agreement by and between KC Acquisition Corp. (New Jersey Corporation) and the registrant.*
 10.15            Merger Agreement by and between KC Acquisition Corp. and Criticom International
                  Corporation.*
 10.16            Contribution Agreement between Morlyn Financial Group LLC and the registrant.*
 10.17            Contribution Agreement by and between Payne Security Group and Integrated Alarm
                  Services, Inc.*
 10.18            Contribution Agreement by and between Palisades Group LLC and registrant.*
 10.19            Merger Agreement between IAS, Inc. and registrant.*
 23.1             Consent of PricewaterhouseCoopers, LLP x
 23.2             Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP (contained in Exhibit 5 hereto).*
 24.1             Power of Attorney (included on signature page hereof).

---------------
x   Filed herewith.
*   To be filed by Amendment.